UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 13, 2021

GORES HOLDINGS VIII, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40105	85-3010982
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GIIX	Nasdaq Capital Market
Warrants	GIIXW	Nasdaq Capital Market
Units	GIIXU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 13, 2021, Gores Holdings VIII, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Frontier Merger Sub, Inc. (“First Merger Sub”), Frontier Merger Sub II, LLC (“Second Merger Sub”), and Footprint International Holdco, Inc. (“Footprint”), which provides for, among other things: (a) the merger of First Merger Sub with and into Footprint, with Footprint continuing as the surviving corporation (the “First Merger”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Footprint with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). The transactions set forth in the Merger Agreement, including the Mergers, will constitute a “Business Combination” as contemplated by the Company’s Amended and Restated Certificate of Incorporation.

The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company and the Board of Directors of Footprint (the “Footprint Board”) on December 13, 2021.

The Merger Agreement

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the effective time of the First Merger, (a) each share of (i) Footprint’s common stock, par value $0.000001 per share (“Footprint Common Stock”), including shares of Footprint Common Stock issuable pursuant to the exercise of warrants to purchase Footprint Common Stock (“Footprint Warrants”), will be converted into the right to receive a number of newly-issued shares of the Company’s Class A common stock, par value $0.0001 per share (“Company Class A Stock”), equal to the Per Share Company Common Stock Consideration (as defined in the Merger Agreement), (ii) Footprint’s Class A preferred stock, par value $0.001 per share (“Footprint Class A Preferred Stock”), will be converted into the right to receive a number of newly-issued shares of Company Class A Stock equal to the Per Share Company Class A Preferred Stock Consideration (as defined in the Merger Agreement), (iii) Footprint’s Class B preferred stock, par value $0.001 per share (“Footprint Class B Preferred Stock”), will be converted into the right to receive a number of newly-issued shares of Company Class A Stock equal to the Per Share Company Class B Preferred Stock Consideration (as defined in the Merger Agreement), and (iv) Footprint’s Class C preferred stock, par value $0.001 per share (“Footprint Class C Preferred Stock”), will be converted into the right to receive a number of newly-issued shares of Company Class A Stock equal to the Per Share Company Class C Preferred Stock Consideration (as defined in the Merger Agreement) and (b) each of the promissory notes outstanding that entitle the holder thereof to convert outstanding amounts into shares of capital stock of Footprint (“Footprint Convertible Promissory Notes”) will be converted into the right to receive a number of newly-issued shares of Company Class A Stock set forth on the Company Closing Certificate (as defined in the Merger Agreement). Pursuant to the terms of the Merger Agreement, the Company is required to use reasonable best efforts to cause the shares of Company Class A common stock to be issued in connection with the transactions contemplated by the Merger Agreement (the “Business Combination”) to be listed on the Nasdaq Capital Market (the “NASDAQ”) at the closing of the Business Combination.

Pursuant to the Merger Agreement, the aggregate merger consideration payable at the closing of the Business Combination to all of the stockholders, holders of stock options of Footprint, holders of Footprint Warrants and holders of Footprint Convertible Promissory Notes will be an aggregate of 161,776,650 shares of Company Class A Stock (deemed to have a value of $10.00 per share).

In addition to the consideration to be paid at the closing of the Business Combination, certain stockholders and holders of stock options of Footprint will be entitled to receive, pursuant to the Merger Agreement or the Parent Performance Plan (as defined in the Merger Agreement), additional shares of Company Class A Stock or performance-based restricted stock units from the Company, as applicable, subject to the terms provided in the Merger Agreement or the Parent Performance Plan.

Treatment of Footprint’s Stock Options

Pursuant to the Merger Agreement, at the closing of the Business Combination, each of Footprint’s stock options, to the extent then outstanding and unexercised, will automatically be converted into an option to acquire a certain number of shares of Company Class A Stock and at an adjusted exercise price per share as determined pursuant to the terms of the Merger Agreement. Each such converted option will be subject to the same terms and conditions as were applicable to the corresponding Footprint stock option as of immediately prior to the closing of the Business Combination.

Representations, Warranties and Covenants

The parties to the Merger Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties of the respective parties to the Merger Agreement will not survive the closing of the Business Combination.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) covenants providing for the Company and Footprint to use their reasonable best efforts to obtain all necessary regulatory approvals and (b) covenants providing for the Company and Footprint to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Business Combination. The covenants of the parties to the Merger Agreement will not survive the closing of the Business Combination, except for those covenants that by their terms expressly apply in whole or in part after the closing of the Business Combination.

Conditions to Consummation of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (a) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (b) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (c) the Company having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the completion of the contemplated redemption offer in relation to Company Class A Stock in accordance with the terms of the Merger Agreement, (d) receipt of the required Company stockholder approval, (e) the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement by holders of a majority of the voting power of the outstanding shares of Footprint Common Stock (the “Footprint Stockholder Approval”), (f) the effectiveness of the Registration Statement under the Securities Act, (g) the receipt of the approval for listing by NASDAQ of the Company Class A Stock to be issued in connection with the closing of the Business Combination, subject only to (i) the requirement to have a sufficient number of round lot holders and (ii) official notice of listing, and (h) the Closing Parent Cash (as defined in the Merger Agreement) being equal to or exceeding $550,000,000.

Following approval of the Merger Agreement and the transactions contemplated thereby by the Footprint Board, and receipt of the recommendation of the Footprint Board to adopt the Merger Agreement and approve the transactions contemplated thereby, Footprint stockholders holding a sufficient amount of Footprint Common Stock delivered a written consent adopting the Merger Agreement and approving the transactions contemplated by the Merger Agreement, and no further approval of Footprint’s stockholders is required with respect to the consummation of the transactions contemplated by the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Mergers (whether before or after the required Company stockholder vote and Footprint Stockholder Approval has been obtained) by mutual written consent of the Company and Footprint and in certain other circumstances, including if the Business Combination has not been consummated by July 13, 2022 (the “Outside Date”) and the delay in closing prior to such date is not due to the breach of the Merger Agreement by the party seeking to terminate.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Mergers, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the respective parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to the Company’s investors and security holders. Company investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

PIPE Investment; Subscription Agreements

On December 13, 2021, the Company entered into subscription agreements (each, a “Subscription Agreement” and collectively, the “Subscription Agreements”) with certain investors, including certain individuals (each, an “Individual Investor Subscription Agreement”), institutional investors (each, an “Institutional Investor Subscription Agreement”) and Gores Sponsor VIII LLC (the “Sponsor”) (the “Sponsor Subscription Agreement,” and, together with the Individual Investor Subscription Agreement and the Institutional Investor Subscription Agreement, the “PIPE Subscription Agreements”), pursuant to which the investors have agreed to purchase an aggregate of 31,055,000 shares of Company Class A Stock in a private placement for $10.00 per share (the “PIPE Investment”).

Each Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied or waived on or prior to the closing and, as a result thereof, the transactions contemplated by such Subscription Agreement are not consummated at the closing; and (d) 30 days after the Outside Date, if the closing of the Business Combination shall not have occurred by such date other than as a result of a breach of the investor’s obligations under the Subscription Agreement. As of the date hereof, the shares of Company Class A Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company will, within 30 days after the closing, file with the Securities and Exchange Commission (“SEC”) a registration statement (the “Post-Closing Registration Statement”) registering the resale of such shares of Class A Common Stock and will use its commercially reasonable efforts to have such Post-Closing Registration Statement declared effective as soon as practicable after the filing thereof.

The Sponsor Subscription Agreement is substantially similar to the Individual Investor Subscription Agreements, except that the Sponsor has the right to assign its commitment to purchase the Company Class A Stock under the Sponsor Subscription Agreement in advance of the closing of the Business Combination. The Institutional Investor Subscription Agreement is substantially similar to the Individual Investor Subscription Agreement.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreements, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Waiver and Share Surrender Agreement

On December 13, 2021, the Company entered a Waiver and Share Surrender Agreement (the “Waiver Agreement”) with the Sponsor and each holder (including the Sponsor) (each, a “Class F Holder,” and, collectively, the “Class F Holders”) of the Company’s Class F Common Stock, par value $0.0001 per share (“Class F Common

Stock”), pursuant to which (a) the Class F Holders have agreed to waive certain of the anti-dilution rights in respect of their Class F Common Stock and (b) the Sponsor has agreed to irrevocably surrender 1,501,650 shares of Class F Common Stock, in each case, in connection with, and subject to, the closing of the Business Combination.

The foregoing description of the Waiver Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Waiver Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. Certain shares of Company Class A Stock to be issued in connection with the Merger Agreement and the transactions contemplated thereby, including the Mergers, will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 8.01 Other Events.

On December 14, 2021, the Company and Footprint issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s or Footprint’s website and the websites of any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated December 14, 2021 that the Company and Footprint have prepared and will be used with respect to the transactions contemplated by the Merger Agreement.

Forward-Looking Statements

Certain statements in this Current Report may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Company and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and the Company’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Company securities; (ii) the risk that the proposed business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against the Company or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Company’s securities on the NASDAQ; (x) the price of the Company’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in the Company’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither the Company or Footprint presently know or that the Company or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Company’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Footprint gives any assurance that either the Company or Footprint will achieve its expectations.

Projections

This Current Report contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Current Report, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Current Report. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Current Report should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor the Company’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, the Company intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of the Company. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Company stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). The Company may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in the Company’s securities. Before making any voting decision, investors and security holders of the Company and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The Company, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of the Company and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

2.1*	Agreement and Plan of Merger, dated as of December 13, 2021, by and among Gores Holdings VIII, Inc., Frontier Merger Sub, Inc., Frontier Merger Sub II, LLC and Footprint International Holdco, Inc.

10.1	Form of PIPE Subscription Agreement.

10.2	Waiver and Share Surrender Agreement, dated as of December 13, 2021, by and among Gores Holdings VIII, Inc., Gores Sponsor VIII LLC and the other parties thereto.

99.1	Joint Press Release, issued on December 14, 2021.

99.2	Investor Presentation of the Company dated December 14, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Holdings VIII, Inc.

Date: December 14, 2021	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

December 13, 2021

by and among

GORES HOLDINGS VIII, INC.,

FRONTIER MERGER SUB, INC.,

FRONTIER MERGER SUB II, LLC,

and

FOOTPRINT INTERNATIONAL HOLDCO, INC.

TABLE OF CONTENTS

Page

ARTICLE I CERTAIN DEFINITIONS		2

1.01	Definitions	2
1.02	Construction	20
1.03	Knowledge	21

ARTICLE II THE MERGERS; CLOSING		21

2.01	The Mergers	21
2.02	Effects of the Mergers	21
2.03	Closing	22
2.04	Closing Certificates	22
2.05	Certificate of Incorporation and Bylaws of the Surviving Corporation and the Surviving Entity	23
2.06	Directors and Officers of the Surviving Corporation and the Surviving Entity	23
2.07	Tax Free Reorganization Matters	23

ARTICLE III EFFECTS OF THE MERGERS		24

3.01	Treatment of Capital Stock in the First Merger	24
3.02	Treatment of Capital Stock and Equity Interests in the Second Merger	25
3.03	Equitable Adjustments	25
3.04	Delivery of Per Share Company Common Stock Consideration and Per Share Company Preferred Stock Consideration	26
3.05	Lost Certificate	26
3.06	Conversion of Company Stock Options	26
3.07	Treatment of Company Convertible Promissory Notes in the First Merger	27
3.08	Withholding	27
3.09	Cash in Lieu of Fractional Shares	28
3.10	Payment of Expenses	28
3.11	Dissenting Shares	28

ARTICLE IV EARN OUT		29

4.01	Issuance of Earn Out Shares	29
4.02	Acceleration Event	29

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		30

5.01	Corporate Organization of the Company	30
5.02	Subsidiaries	30
5.03	Due Authorization	31
5.04	No Conflict	31
5.05	Governmental Authorities; Consents	32

i

5.06	Capitalization	32
5.07	Financial Statements	34
5.08	Undisclosed Liabilities	34
5.09	Litigation and Proceedings	34
5.10	Compliance with Laws	35
5.11	Intellectual Property	36
5.12	Data Privacy	38
5.13	Contracts; No Defaults	39
5.14	Company Benefit Plans	42
5.15	Labor Matters	44
5.16	Taxes	46
5.17	Brokers’ Fees	47
5.18	Insurance	47
5.19	Real Property; Tangible Property	48
5.20	Environmental Matters	49
5.21	Absence of Changes	49
5.22	Significant Customers and Suppliers	50
5.23	Affiliate Agreements	50
5.24	Internal Controls	50
5.25	Permits	51
5.26	Company Products	51
5.27	Registration Statement	51

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB		52

6.01	Corporate Organization	52
6.02	Due Authorization	52
6.03	No Conflict	53
6.04	Litigation and Proceedings	54
6.05	Compliance with Laws	54
6.06	Benefit Plans	55
6.07	Governmental Authorities; Consents	55
6.08	Trust Account	55
6.09	Taxes	56
6.10	Brokers’ Fees	57
6.11	Parent SEC Reports; Financial Statements; Sarbanes-Oxley Act	57
6.12	Business Activities; Absence of Changes	59
6.13	Registration Statement	60

6.14	Capitalization	60
6.15	Parent Listing	62
6.16	Contracts; No Defaults	62
6.17	Investment Company Act; JOBS Act	62
6.18	Affiliate Agreements	63
6.19	Parent Stockholders	63
6.20	PIPE Investment; Subscription Agreements	63

ARTICLE VII COVENANTS OF THE COMPANY		64

7.01	Conduct of Business	64
7.02	Inspection	67
7.03	Exercise of Company Warrants	67
7.04	Mandatory Redemption	67
7.05	Termination of Certain Agreements	67
7.06	No Parent Securities Transactions	67
7.07	No Claim Against the Trust Account	68
7.08	Company Financial Statements; Other Actions	68
7.09	Company Stockholder Consent	69
7.10	Non-Solicitation	69

ARTICLE VIII COVENANTS OF PARENT		70

8.01	Indemnification and Insurance	70
8.02	Conduct of Parent During the Interim Period	71
8.03	Trust Account	73
8.04	Inspection	73
8.05	Parent Nasdaq Listing	73
8.06	Parent Public Filings	74
8.07	Section 16 Matters	74
8.08	Director and Officer Appointments	74
8.09	Exclusivity	74
8.10	Bylaws	74
8.11	Insider Letters	74
8.12	Waiver and Share Surrender Agreement	75
8.13	PIPE Investment	75

ARTICLE IX JOINT COVENANTS		75

9.01	Support of Transaction	75
9.02	Preparation of Registration Statement; Special Meeting	76
9.03	Other Filings; Press Release	78

9.04	Confidentiality; Communications Plan	78
9.05	Regulatory Approvals	79
9.06	Parent Plans	80
9.07	FIRPTA	80
9.08	A&R Registration Rights Agreement	80

ARTICLE X CONDITIONS TO OBLIGATIONS		80

10.01	Conditions to Obligations of All Parties	80
10.02	Additional Conditions to Obligations of Parent	81
10.03	Additional Conditions to the Obligations of the Company	82

ARTICLE XI TERMINATION/EFFECTIVENESS		83

11.01	Termination	83
11.02	Effect of Termination	84

ARTICLE XII MISCELLANEOUS		84

12.01	Waiver	84
12.02	Notices	84
12.03	Assignment	85
12.04	Rights of Third Parties	85
12.05	Expenses	85
12.06	Governing Law	86
12.07	Captions; Counterparts	86
12.08	Schedules and Exhibits	86
12.09	Entire Agreement	86
12.10	Amendments	86
12.11	Severability	87
12.12	Jurisdiction; WAIVER OF TRIAL BY JURY	87
12.13	Enforcement	87
12.14	Non-Recourse	87
12.15	Nonsurvival of Representations, Warranties and Covenants	88
12.16	Acknowledgements	88
12.17	Privileged Communications	88

Exhibits

Exhibit A – Form of A&R Registration Rights Agreement

Exhibit B – Form of A&R Certificate of Incorporation of Parent

Exhibit C – Form of A&R Bylaws of Parent

Exhibit D – Form of Letter of Transmittal

Exhibit E – Form of FIRPTA Certificate

Exhibit F – Form of Investor Representations Letter

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of December 13, 2021, is entered into by and among Gores Holdings VIII, Inc., a Delaware corporation (“Parent”), Frontier Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Frontier Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Footprint International Holdco, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, (a) First Merger Sub is a newly formed, wholly-owned, direct subsidiary of Second Merger Sub, and (b) Second Merger Sub is a newly formed, wholly-owned, direct subsidiary of Parent, each of which were formed for the sole purpose of the Mergers;

WHEREAS, pursuant to the terms and subject to the conditions hereof, at the Closing, (a) First Merger Sub is to merge with and into the Company pursuant to the First Merger, with the Company surviving as the Surviving Corporation, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation is to merge with and into Second Merger Sub pursuant to the Second Merger, with Second Merger Sub surviving as the Surviving Entity;

WHEREAS, the board of directors or manager, as applicable, of each of Parent, First Merger Sub, Second Merger Sub and the Company has approved and declared advisable the Transactions upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), as applicable;

WHEREAS, prior to or contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Parent and certain investors (the “Subscribers”) have entered into Subscription Agreements, dated as of the date hereof (the “Subscription Agreements”), for a private placement of Parent Class A Stock to be consummated prior to or substantially concurrently with the consummation of the Transactions;

WHEREAS, prior to the execution and delivery of this Agreement, in connection with the Transactions, each holder of a Company Warrant has entered into a warrant exercise agreement with the Company (the “Warrant Exercise Agreements”), pursuant to which each such holder has agreed that, at the Closing, all of its Company Warrants will automatically be exercised for shares of Company Common Stock, effective as of immediately prior to the Effective Time, without any action on the part of any such holder, the Company or any other Person;

WHEREAS, in connection with the consummation of the Mergers, Parent, the Sponsor, the Company, certain Parent Stockholders and certain Company Stockholders who will receive Parent Class A Stock pursuant to Article III, will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in the form set forth on Exhibit A;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor and each other holder of Parent Class F Stock has executed and delivered to the Company that certain waiver and share surrender agreement (the “Waiver and Share Surrender Agreement”) pursuant to which, in connection with the Transactions, such Sponsor or holder of Parent Class F Stock, as applicable, has agreed to (a) waive certain of the anti-dilution rights in respect of shares of Parent common stock held by such Sponsor or holder of Parent Class F Stock and (b) contribute to Parent and cancel that number of shares of Parent common stock set forth therein;

WHEREAS, pursuant to the Parent Organizational Documents, Parent will provide an opportunity to its stockholders to have their Parent Class A Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Parent Organizational Documents, the Trust Agreement and the Proxy Statement in conjunction with, among other things, obtaining approval from the stockholders of Parent for the Business Combination (the “Offer”);

WHEREAS, prior to the consummation of the Mergers, Parent will, subject to obtaining the Parent Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Parent A&R Charter”) in the form set forth on Exhibit B;

WHEREAS, prior to the consummation of the Mergers, Parent will adopt the amended and restated bylaws (the “Parent A&R Bylaws”) in the form set forth on Exhibit C; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (b) the Mergers shall be treated as an integrated transaction and together shall constitute a single “reorganization” within the meaning of Section 368(a) of the Code to which Parent and the Company are parties under Section 368(b) of the Code, and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, First Merger Sub, Second Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Acceleration Event” has the meaning specified in Section 4.02.

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Parent, First Merger Sub, Second Merger Sub or their respective Affiliates or with respect to the Transactions) relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; (b) any direct or indirect acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets; (c) the acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company) that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of the Company.

“Action” means any Claim that is by or before any Governmental Authority.

“Additional Parent SEC Reports” has the meaning specified in Section 6.11(a).

“Additional Proposal” has the meaning specified in Section 9.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Adjusted Aggregate Company Stock Consideration” means a number of shares of Parent Class A Stock equal to (a) the Aggregate Company Stock Consideration, minus (b) the number of shares of Parent Class A Stock issuable to the holders of Company Class B Preferred Stock pursuant to the terms of this Agreement, minus (c) the number of shares of Parent Class A Stock issuable to the holders of Company Class C Preferred Stock pursuant to the terms of this Agreement, minus (d) the number of shares of Parent Class A Stock issuable to the holders of Company Convertible Promissory Notes pursuant to the terms thereof.

“Aggregate Company Stock Consideration” means 161,776,650 shares of Parent Class A Stock (deemed to have a value of $10.00 per share).

“Aggregate Earn Out Shares Amount” means the product of (a) 17,584,125 multiplied by (b) (i) one minus (ii) the result of (A) the number of shares of Parent Class A Stock redeemed pursuant to the Offer divided by (B) (I) the number of shares of Parent Class A Stock outstanding as of immediately following the Effective Time, plus (II) the number of shares of Parent Class A Stock subject to the aggregate number of Rollover Options to be issued pursuant to Section 3.06(a) after the Effective Time, plus (III) the number of shares of Parent Class A Stock redeemed pursuant to the Offer.

“Agreement” has the meaning specified in the Preamble hereto.

“Amendment Proposal” has the meaning specified in Section 9.02(c).

“Anti-Corruption Laws” means any applicable Laws relating to money laundering, bribery, or corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all applicable national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval Requirement” has the meaning specified in Section 8.11.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 8.09.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020), and applicable rules and regulations issued by any Governmental Authority with respect thereto.

“Cash and Cash Equivalents” means the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, filed with the Secretary of State of the State of Delaware on February 24, 2021.

“Certifications” has the meaning specified in Section 5.26(b).

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Form 8-K” has the meaning specified in Section 9.03(c).

“Closing Parent Cash” means an amount equal to: (a) the funds contained in the Trust Account as of the Effective Time; plus (b) all other Cash and Cash Equivalents of Parent (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) the amount delivered to Parent at or prior to the Closing in connection with the consummation of the PIPE Investment; plus (d) $150,000,000; minus (e) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Class A Stock pursuant to the Offer (to the extent not already paid).

“Closing Press Release” has the meaning specified in Section 9.03(c).

“Code” has the meaning specified in the Recitals hereto.

“Common Share Price” means the share price equal to the VWAP of Parent Class A Stock for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable determination of the Parent Board), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Communications Plan” has the meaning specified in Section 9.04(b).

“Company” has the meaning specified in the Preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 5.23.

“Company Benefit Plan” has the meaning specified in Section 5.14(a).

“Company Blank Check Preferred Stock” means the Company’s Blank Check Preferred Stock, par value $0.001 per share.

“Company Board” means the board of directors of the Company.

“Company Certificate” has the meaning specified in Section 3.04(a).

“Company Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on the date of this Agreement.

“Company Class A Preferred Stock” means the Company’s Class A Non-Participating Preferred Stock, par value $0.001 per share.

“Company Class B Preferred Stock” means the Company’s Class B Non-Participating Preferred Stock, par value $0.001 per share.

“Company Class C Preferred Stock” means the Company’s Class C Non-Participating Preferred Stock, par value $0.001 per share.

“Company Closing Certificate” has the meaning specified in Section 2.04(b).

“Company Closing Indebtedness” has the meaning specified in Section 2.04(b).

“Company Common Stock” means the Company’s Common Stock, par value $0.000001 per share.

“Company Convertible Promissory Note” means any promissory note that entitles the holder thereof to convert outstanding amounts thereunder into shares of Company Stock.

“Company Cure Period” has the meaning specified in Section 11.01(a).

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company’s Amended and Restated Bylaws, adopted by the Company on February 1, 2018, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company Preferred Stock” means, collectively, the Company Class A Preferred Stock, Company Class B Preferred Stock, Company Blank Check Preferred Stock and Company Class C Preferred Stock.

“Company Products” has the meaning specified in Section 5.26(a).

“Company Registered Intellectual Property” means all issued Patents, pending Patent applications, Trademark registrations, applications for Trademark registration, Copyright registrations, applications for Copyright registration and Internet domain names, in each case included in the Owned Intellectual Property.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Schedules” means the disclosure schedules of the Company and its Subsidiaries.

“Company Security” means any share of Company Common Stock, share of Company Class A Preferred Stock or Company Warrant.

“Company Securityholder” means the holder of any Company Security.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Adjusted Fully Diluted Shares” means the sum of (without duplication) (a) the aggregate number of shares of Company Common Stock issued and outstanding and issuable upon conversion (whether or not then actually convertible) of Company Class A Preferred Stock issued and outstanding, in each case as of immediately prior to the Effective Time (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but excluding, for the avoidance of doubt, any shares of Company Common Stock underlying the Company Class C Preferred Stock, the Company Class B Preferred Stock, or the Company Convertible Promissory Notes), plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Stock Options (whether vested or unvested) outstanding as of immediately prior to the Effective Time.

“Company Stock Option” means any option to purchase Company Common Stock granted pursuant to the Company Stock Plan.

“Company Stock Plan” means the Company’s 2019 Stock Option Plan, as amended.

“Company Stockholder” means the holder of a share of Company Common Stock or Company Preferred Stock.

“Company Stockholder Approval” has the meaning specified in Section 5.03(a).

“Company Warrants” means any warrant to purchase shares of Company Stock.

“Computershare” means Computershare Trust Company, N.A., a Delaware corporation.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 18, 2021, between Parent and the Company.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Company or any of its Subsidiaries, or any other Person, without the user’s consent.

“Contracts” means any contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license, power of attorney, guaranty or other arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

“D&O Indemnified Party” has the meaning specified in Section 8.01(a).

“D&O Tail” has the meaning specified in Section 8.01(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.11.

“DLLCA” has the meaning specified in the Recitals hereto.

“Earn Out Period” means the period beginning on the Lockup Expiration Date and ending on the date that is five years after the Lockup Expiration Date.

“Earn Out Pro Rata Share” means, for each Company Securityholder, a percentage determined by dividing (a) the sum of (i) the total number of shares of Company Common Stock issued and outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by such Company Securityholder as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by such Company Securityholder as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock or Company Class C Preferred Stock) by (b) the sum of (i) the total number of shares of Company Common Stock issued and outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock or Company Class C Preferred Stock).

“Earn Out Shares” has the meaning specified in Section 4.01(a).

“Effective Time” has the meaning specified in Section 2.01(a).

“Election Proposal” has the meaning specified in Section 9.02(c).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in Section 5.14(a).

“ERISA Affiliate” has the meaning specified in Section 5.14(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.04(a).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 5.07.

“First Certificate of Merger” has the meaning specified in Section 2.01(a).

“First Merger” has the meaning specified in Section 2.01(a).

“First Merger Sub” has the meaning specified in the Preamble hereto.

“Foreign Benefit Plan” has the meaning specified in Section 5.14(c).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with any Governmental Authority.

“Grant Date” has the meaning specified in Section 5.06(c).

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws and petroleum, petroleum by-products, per- and polyfluoroalkyl substances, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, fungicides or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Import Laws” means all applicable customs and import Laws and regulations in jurisdictions in which the Company and any its Subsidiaries do business or are otherwise subject to jurisdiction, including Title 19 of the U.S. Code of Federal Regulations and the associated statutes.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments; (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; (h) deferred compensation; (i) outstanding severance obligations or related expenses; (j) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses “(a)” through “(i)” above; and (k) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice, (ii) Outstanding Company Expenses and (iii) Outstanding Parent Expenses.

“Insider Letters” has the meaning specified in Section 8.11.

“Insiders” has the meaning specified in Section 8.11.

“Intellectual Property” means all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, works of authorship, literary works, pictorial and graphic works, in each case whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated (collectively, “Copyrights”); (d) all Internet domain names and social media accounts; (e) all trade secrets, know-how, technology, Software, discoveries, improvements, formulae, confidential and proprietary information, technical information, techniques, inventions, designs, drawings, procedures, processes, models, in each case, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property and intellectual property rights.

“Intended Tax Treatment” has the meaning specified in Section 2.07.

“Interim Period” has the meaning specified in Section 7.01.

“Invention Assignment Agreement” has the meaning specified in Section 5.11(d).

“Issuance Proposal” has the meaning specified in Section 9.02(c).

“IT Systems” means all information technology, computers, computer systems, communications systems software, firmware, hardware, networks, servers, interfaces, platforms, related systems, databases, websites and equipment owned, licensed, leased or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 5.19(b).

“Letter of Transmittal” has the meaning specified in Section 3.04(a).

“Licensed Intellectual Property” means all Intellectual Property (other than Owned Intellectual Property) used, practiced or held for use or practice by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Lockup Expiration Date” means the date that is 180 days after the Closing Date.

“Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv)” and “(vi),” in each case, to the extent that such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, in each case, following the date of this Agreement; (ii) any change or development (including any downturn) in interest rates or general economic, political (including relating to any federal, state or local election), business, financial, commodity, currency or market conditions generally, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iii) the announcement or the execution of this Agreement or the pendency or consummation of the Transactions and of the Series C financing of the Company (including the impact of the Transactions and of the Series C financing of the Company on relationships with customers, suppliers, employees or Governmental Authorities); (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural or man-made disaster, pandemic, epidemic or disease outbreak (including COVID-19), act of God or other force majeure event; (vi) any regional, state, local, national or international political or social conditions (or changes thereof) in countries in which, or in the proximate geographic region of which, the Company operates, including civil or social unrest, terrorism, acts of war, or sabotage or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (vii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue earnings, cash flow or cash position (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect); (viii) compliance by the Company with the covenants set forth in Sections 7.01(a) through 7.01(t) or the taking of any action with the prior written consent of Parent; or (ix) any matter set forth on Schedule 5.21.

“Material Permits” has the meaning specified in Section 5.25.

“Mergers” means, collectively, the First Merger and the Second Merger.

“Most Recent Financial Statements” has the meaning specified in Section 5.07.

“Most Recent Financial Statements Date” has the meaning specified in Section 5.07.

“Nasdaq” has the meaning specified in Section 6.15.

“Non-Redemption Requirement” has the meaning specified in Section 8.11.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License.

“Outstanding Company Expenses” means all fees, costs and expenses of the Company and its Subsidiaries, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other agreements contemplated hereby and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention and similar payments payable in connection with the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing, whether payable before (to the extent unpaid) or as of the Closing Date; (b) all severance payments, retirement payments and similar payments and success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing in connection with the consummation of the Transactions, whether payable before (to the extent unpaid) or as of the Closing Date (excluding, for the avoidance of doubt, any payments to the extent such payments become vested or payable due to a termination of service (such as double-trigger arrangements) following the Closing); (c) all transaction, deal, brokerage, financial advisory and any similar fees payable in connection with or anticipation of the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail.

“Outstanding Parent Expenses” means, without duplication: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement (or any other Business Combination), the other agreements contemplated hereby and the consummation of the Transactions, whether payable before or as of the Closing Date; (b) any loans or other Indebtedness of Parent or its Subsidiaries owed to any of their respective Affiliates or stockholders; (c) any filing fees required under any Antitrust Law; and (d) any filing fees required by Governmental Authorities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, other than the filing fees contemplated by clause “(c)”.

“Owned Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent” has the meaning specified in the Preamble hereto.

“Parent A&R Bylaws” has the meaning specified in the Recitals hereto.

“Parent A&R Charter” has the meaning specified in the Recitals hereto.

“Parent Affiliate Agreement” has the meaning specified in Section 6.18.

“Parent and Merger Sub Representations” means the representations and warranties of each of Parent, First Merger Sub and Second Merger Sub expressly and specifically set forth in Article VI of this Agreement, as qualified by the Parent Schedules. For the avoidance of doubt, the Parent and Merger Sub Representations are solely made by Parent, First Merger Sub and Second Merger Sub.

“Parent Benefit Plans” has the meaning specified in Section 6.06.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning specified in Section 9.02(d).

“Parent Change in Recommendation” has the meaning specified in Section 9.02(e).

“Parent Class A Stock” means Parent’s Class A Common Stock, par value $0.0001 per share.

“Parent Class F Stock” means Parent’s Class F Common Stock, par value $0.0001 per share.

“Parent Closing Certificate” has the meaning specified in Section 2.04(a).

“Parent Cure Period” has the meaning specified in Section 11.01(c).

“Parent Incentive Plan” has the meaning specified in Section 9.06(a).

“Parent Incentive Plan Proposal” has the meaning specified in Section 9.02(c).

“Parent Intervening Event” means an event, fact, development, circumstance or occurrence first arising after the date of this Agreement (but specifically excluding any Business Combination Proposal, any changes in the general economy, capital markets or any declines or improvements in financial markets, effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures, or the timing of any approval or clearance of any Governmental Authority required for the consummation of the Mergers) that is materially adverse to the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, and that was not known by and was not reasonably foreseeable to the Parent Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the Parent Board as of the date hereof), and that becomes known to the Parent Board after the date of this Agreement.

“Parent Intervening Event Notice” has the meaning specified in Section 9.02(e).

“Parent Intervening Event Notice Period” has the meaning specified in Section 9.02(e).

“Parent Organizational Documents” means the Certificate of Incorporation and Parent’s Bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Parent Performance Plan” has the meaning specified in Section 9.06(a).

“Parent Performance Plan Proposal” has the meaning specified in Section 9.02(c).

“Parent Preferred Stock” means Parent’s Preferred Stock, par value $0.0001 per share.

“Parent Schedules” means the disclosure schedules of Parent, First Merger Sub and Second Merger Sub.

“Parent SEC Reports” has the meaning specified in Section 6.11(a).

“Parent Stockholder” means a holder of Parent Class A Stock.

“Parent Stockholder Approval” has the meaning specified in Section 6.02(b).

“Parent Units” means equity securities of Parent each consisting of one share of Parent Class A Stock and one-fifth of one Parent Warrant.

“Parent Warrant” means a warrant entitling the holder to purchase one share of Parent Class A Stock.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Per Share Company Class A Preferred Stock Consideration” means, with respect to each share of Company Class A Preferred Stock, a number of shares of Parent Class A Stock equal to the product of (a) the Per Share Company Common Stock Consideration multiplied by (b) the number of shares of Company Common Stock issuable upon conversion of such share of Company Class A Preferred Stock as of immediately prior to the Effective Time.

“Per Share Company Class B Preferred Stock Consideration” means, with respect to each share of Company Class B Preferred Stock, such number of shares of Parent Class A Stock as set forth on the Company Closing Certificate and as calculated pursuant to the Company Certificate of Incorporation.

“Per Share Company Class C Preferred Stock Consideration” means, with respect to each share of Company Class C Preferred Stock, such number of shares of Parent Class A Stock as set forth on the Company Closing Certificate and as calculated pursuant to the Company Certificate of Incorporation.

“Per Share Company Common Stock Consideration” means, with respect to each share of Company Common Stock, a number of shares of Parent Class A Stock equal to the result of (a) Adjusted Aggregate Company Stock Consideration divided by (b) the number of Company Stock Adjusted Fully Diluted Shares.

“Per Share Company Preferred Stock Consideration” means the Per Share Company Class A Preferred Stock Consideration, the Per Share Company Class B Preferred Stock Consideration and/or the Per Share Company Class C Preferred Stock Consideration, as applicable.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means: (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens: (i) that arise in the ordinary course of business; (ii) that relate to amounts not yet delinquent; or (iii) that are being contested in good faith through appropriate Actions, and either are not material or where appropriate reserves for the amount being contested have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate Actions and only to the extent appropriate reserves have been established in accordance with GAAP; (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property; (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (f) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Most Recent Financial Statements (which such Liens are referenced or Liens the existence of which is referred to in the notes to the balance sheet included in the Most Recent Financial Statements); and (g) Liens described on Schedule 1.01(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for this or any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Privacy Law or by the Company or any of its Subsidiaries in any of their privacy policies, notices or contracts, all information that identifies, can be used to identify or is otherwise associated with an individual person. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“PIPE Investment” has the meaning specified in Section 6.20.

“Plan Allocable Amount” means an aggregate number of shares equal to the product of (a) the Plan Pro Rata Share multiplied by (b) the Aggregate Earn Out Shares Amount.

“Plan Pro Rata Share” means a ratio with a (a) numerator equal to the aggregate number shares of Company Common Stock issuable upon the exercise of any Company Stock Option (vested or unvested) outstanding as of immediately prior to the Effective Time, and (b) denominator equal to the aggregate number of (i) shares of Company Common Stock outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (vested or unvested) outstanding immediately prior to the Effective Time, plus (iii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock or Company Class C Preferred Stock).

“Privacy Laws” means (a) any and all applicable Laws (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure, transfer (including cross-border) or security of any Personal Information, any and all applicable Laws relating to breach notification or marketing in connection with any Personal Information, and (b) the Payment Card Industry Data Security Standard (PCI DSS), as applicable.

“Privileged Communications” has the meaning specified in Section 12.17.

“Proposals” has the meaning specified in Section 9.02(c).

“Proxy Statement” means the proxy statement filed by Parent as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Parent Stockholders to approve the Proposals (which shall also provide the Parent Stockholders with the opportunity to redeem their shares of Parent Class A Stock in conjunction with a stockholder vote on the Business Combination).

“Real Estate Lease Documents” has the meaning specified in Section 5.19(b).

“Redeeming Stockholder” means a Parent Stockholder who demands that Parent redeem its Parent Class A Stock for cash in connection with the transactions contemplated hereby and in accordance with the Parent Organizational Documents.

“Registration Statement” has the meaning specified in Section 9.02(a).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Parent Stockholder Approval” has the meaning specified in Section 6.02(b).

“Rollover Option” has the meaning specified in Section 3.06(a).

“Sanctioned Person” means at any time any Person that is: (a) listed on any sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or region that is the target of territorial Sanctions Laws from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) 50% or more owned or controlled, individually or in the aggregate, by one or more of the foregoing.

“Sanctions Laws” has the meaning specified in Section 5.10(c).

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning specified in Section 2.01(b).

“Second Merger” has the meaning specified in Section 2.01(b).

“Second Merger Sub” has the meaning specified in the Preamble hereto.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Securityholder Allocable Amount” means an aggregate number of shares equal to the product of (a) the Securityholder Pro Rata Share multiplied by (b) the Aggregate Earn Out Shares Amount.

“Securityholder Earn Out Tranche Amount” means an aggregate number of shares equal to the result of (a) the Securityholder Allocable Amount divided by (b) seven.

“Securityholder Pro Rata Share” means a ratio with a (a) numerator equal to the sum of (i) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) plus (ii) the aggregate number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock issued and outstanding as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock or Company Class C Preferred Stock), and (b) denominator equal to the aggregate number of (i) shares of Company Common Stock outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (vested or unvested) outstanding immediately prior to the Effective Time, plus (iii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock or Company Class C Preferred Stock).

“Significant Customers” has the meaning specified in Section 5.22(a).

“Significant Suppliers” has the meaning specified in Section 5.22(a).

“Social Unrest Measures” means any Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to any social or civil unrest.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) documentation relating to any of the foregoing, including user manuals and other training documentation.

“Special Meeting” means a meeting of the holders of Parent Class A Stock to be held for the purpose of approving the Proposals.

“Sponsor” means Gores Sponsor VIII LLC, a Delaware limited liability company.

“Stockholder Written Consent” has the meaning specified in Section 7.09.

“Subscribers” has the meaning specified in the Recitals hereto.

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Surviving Corporation” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, assessment, fee, duty, levy, impost or other charge of any kind whatsoever of any Governmental Authority, in each case to the extent the foregoing are in the nature of a tax, including any income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment in the nature of a tax and (b) any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group or pursuant to Law.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other similar document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating Parent Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(a).

“Trading Market” means, with respect to a security, Nasdaq or such other securities exchange on which such security is traded.

“Transaction Agreements” means this Agreement, the A&R Registration Rights Agreement, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Subscription Agreements, the Waiver and Share Surrender Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposal” has the meaning specified in Section 9.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Mergers.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event I” means the date on which the Common Share Price is greater than $13.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event II” means the date on which the Common Share Price is greater than $15.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event III” means the date on which the Common Share Price is greater than $18.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event IV” means the date on which the Common Share Price is greater than $20.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event V” means the date on which the Common Share Price is greater than $23.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event VI” means the date on which the Common Share Price is greater than $25.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event VII” means the date on which the Common Share Price is greater than $28.00 after the Closing Date, but within the Earn Out Period.

“Triggering Events” means, collectively, Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV, Triggering Event V, Triggering Event VI and Triggering Event VII.

“Trust Account” has the meaning specified in Section 6.08.

“Trust Agreement” has the meaning specified in Section 6.08.

“Trustee” has the meaning specified in Section 6.08.

“USML” has the meaning specified in Section 5.10(c).

“VWAP” means, with respect to any security, for each trading day, the daily volume weighted average price (based on such trading day) of such security on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

“Waiver and Share Surrender Agreement” has the meaning specified in the Recitals hereto.

“Waiving Parties” has the meaning specified in Section 12.17.

“Waiving Party Group” has the meaning specified in Section 12.17.

“WARN” means the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 1, 2021, between Parent and Computershare, as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified; (v) the word “including” means “including without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Knowledge. As used herein, the phrase “to the knowledge” means the actual knowledge of (a) in the case of the Company, the individuals set forth on Schedule 1.03(a), and (b) in the case of Parent, the individuals set forth on Schedule 1.03(b).

ARTICLE II

THE MERGERS; CLOSING

2.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, First Merger Sub shall be merged with and into the Company (the “First Merger”), with the Company being the surviving corporation (which, in its capacity as the surviving corporation of the First Merger, is sometimes hereinafter referred to as the “Surviving Corporation”) following the First Merger, and the separate corporate existence of First Merger Sub shall cease. The First Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between First Merger Sub and the Company (the “First Certificate of Merger”), such First Merger to be consummated immediately upon filing of the First Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the First Certificate of Merger (the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Surviving Corporation shall be merged with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving company (which, in its capacity as the surviving company of the Second Merger, is sometimes hereinafter referred to as the “Surviving Entity”) following the Second Merger, and the separate corporate existence of the Surviving Corporation shall cease. The Second Merger shall be consummated in accordance with this Agreement, the DGCL and the DLLCA and evidenced by a certificate of merger between Second Merger Sub and the Surviving Corporation (the “Second Certificate of Merger”), such Second Merger to be consummated immediately upon filing of the Second Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Second Certificate of Merger (the “Second Effective Time”).

2.02 Effects of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the First Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and First Merger Sub shall vest in the Surviving Corporation and all of the debts, liabilities and duties of the Company and First Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) The Second Merger shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Second Merger and without further act or deed, at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Second Merger Sub shall vest in the Surviving Entity and all of the debts, liabilities and duties of the Surviving Corporation and Second Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

2.03 Closing. Pursuant to the terms and subject to the conditions set forth in this Agreement, the closing of the First Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, (a) the Company and First Merger Sub shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL and (b) as soon as practicable following the Effective Time, but in all events within two Business Days after the Closing Date, the Surviving Corporation and Second Merger Sub shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the DLLCA. Upon the Closing, Parent shall be renamed “Footprint International, Inc.” and the shares of Parent Class A Stock shall trade publicly on the Nasdaq under a new ticker symbol selected by the Company.

2.04 Closing Certificates. No sooner than five nor later than two Business Days prior to the Closing Date:

(a) Parent shall provide to the Company written notice (the “Parent Closing Certificate”) setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Class A Stock pursuant to the Offer; (ii) the number of shares of Parent Class A Stock to be outstanding as of the Closing after giving effect to the redemptions pursuant to the Offer; (iii) the amount of Closing Parent Cash, including the amount of Closing Parent Cash net of the Outstanding Parent Expenses; (iv) a list of the Outstanding Parent Expenses; and (v) the outstanding Indebtedness of Parent as of the Closing. A good faith estimate of the Outstanding Parent Expenses is set forth on Schedule 2.04(a).

(b) The Company shall provide to Parent written notice (the “Company Closing Certificate”) setting forth: (i) the capitalization of the Company; (ii) the number of Company Stock Adjusted Fully Diluted Shares; (iii) the Adjusted Aggregate Company Stock Consideration; (iv) the Per Share Company Common Stock Consideration and the Per Share Company Common Stock Consideration for each Company Stockholder; (v) the Per Share Company Class A Preferred Stock Consideration and the Per Share Company Class A Preferred Stock Consideration for each Company Stockholder; (vi) the Per Share Company Class B Preferred Stock Consideration and the Per Share Company Class B Preferred Stock Consideration for each Company Stockholder; (vii) the Per Share Company Class C Preferred Stock Consideration and the Per Share Company Class C Preferred Stock Consideration for each Company Stockholder; (viii) the Earn Out Pro Rata Share for each Company Securityholder; (ix) the Plan Allocable Amount; (x) the Securityholder Allocable Amount; (xi) the number of shares of Parent Class A Stock issuable to each holder of a Company Convertible Promissory Note; (xii) a list of the Outstanding Company Expenses; (xiii) the outstanding Indebtedness of the Company as of the Closing (the “Company Closing Indebtedness”); and (xiv) the amount of all Cash and Cash Equivalents of the Company as of the date of the Company Closing Certificate. A good faith estimate of the Outstanding Company Expenses is set forth on Schedule 2.04(b).

2.05 Certificate of Incorporation and Bylaws of the Surviving Corporation and the Surviving Entity. Subject to Section 8.01, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of First Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Footprint Operating, LLC”. Subject to Section 8.01, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended and restated in a form mutually agreed by Parent and the Company prior to the Closing Date.

2.06 Directors and Officers of the Surviving Corporation and the Surviving Entity.

(a) The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) the Board of Directors of the Surviving Corporation, effective as of immediately following the Effective Time, shall consist of the individuals to be designated by the Company pursuant to written notice to Parent prior to the effectiveness of the Registration Statement, and, as of immediately following the Effective Time, such individuals shall be the only directors of the Surviving Corporation (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time the (i) directors of the Surviving Corporation shall be designated as the managers of the Surviving Entity and (ii) officers of the Surviving Corporation shall be designated as the officers of the Surviving Entity, in each case, as set forth in the operating agreement of the Surviving Entity.

2.07 Tax Free Reorganization Matters. The parties hereto intend that, for U.S. federal income Tax purposes, (a) the Mergers will be treated as an integrated transaction and together will qualify as a single “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Company are to be parties under Section 368(b) of the Code; and (b) any Earn Out Shares that are issued (including as a result of an Acceleration Event) will be treated as an adjustment to the Aggregate Company Stock Consideration for Tax purposes that is eligible for non-recognition treatment under the Code and Treasury Regulations in connection with the reorganization described in clause “(a)” (and will not be treated as “other property” within the meaning of Section 356 of the Code) (clauses “(a)” and “(b)” together, the “Intended Tax Treatment”). This Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). None of the parties hereto shall (and each party hereto shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after consummation of the Mergers, would reasonably be expected to prevent or impede the Mergers and the applicable issuance(s) of Earn Out Shares from qualifying for the Intended Tax Treatment, and each party hereto shall report the Mergers and the issuances of any Earn Out Shares, for U.S. federal income Tax purposes, in a manner that is consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (after the relevant party makes good faith efforts to defend the Intended Tax Treatment). The parties shall cooperate with each other and their respective counsel as reasonably requested to document and support the Tax treatment of the transactions contemplated hereby as being consistent with the Intended Tax Treatment, including by providing factual support letters.

ARTICLE III

EFFECTS OF THE MERGERS

3.01 Treatment of Capital Stock in the First Merger. Subject to the provisions of this Agreement:

(a) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, and following the conversion of such share of Company Common Stock into the right to receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, such share of Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Common Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV;

(b) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Class A Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Class A Preferred Stock shall be entitled to receive, the Per Share Company Class A Preferred Stock Consideration pursuant to this Section 3.01(b) and a number of Earn Out Shares in accordance with Article IV, and following the conversion of such share of Company Class A Preferred Stock into the right to receive the Per Share Company Class A Preferred Stock Consideration pursuant to this Section 3.01(b) and the Earn Out Shares in accordance with Article IV, such share of Company Class A Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Class A Preferred Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Class A Preferred Stock Consideration pursuant to this Section 3.01(b) and a number of Earn Out Shares in accordance with Article IV;

(c) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Class B Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Class B Preferred Stock shall be entitled to receive, the Per Share Company Class B Preferred Stock Consideration pursuant to this Section 3.01(c), and following the conversion of such share of Company Class B Preferred Stock into the right to receive the Per Share Company Class B Preferred Stock Consideration pursuant to this Section 3.01(c), such share of Company Class B Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Class B Preferred Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Class B Preferred Stock Consideration pursuant to this Section 3.01(c);

(d) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Class C Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Class C Preferred Stock shall be entitled to receive, the Per Share Company Class C Preferred Stock Consideration pursuant to this Section 3.01(d), and following the conversion of such share of Company Class C Preferred Stock into the right to receive the Per Share Company Class C Preferred Stock Consideration pursuant to this Section 3.01(d), such share of Company Class C Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Class C Preferred Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Class C Preferred Stock Consideration pursuant to this Section 3.01(d);

(e) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of First Merger Sub issued and outstanding as of immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and the shares of common stock of the Surviving Corporation resulting from the conversion of shares of common stock of First Merger Sub pursuant to this Section 3.01(e) shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time; and

(f) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of capital stock of the Company held in the treasury of the Company as of immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Treatment of Capital Stock and Equity Interests in the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any party hereto, any Company Stockholder or any holder of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Second Merger Sub: (a) each share of common stock of the Surviving Corporation issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Second Merger Sub outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Entity, which shall constitute 100% of the outstanding equity interests of the Surviving Entity. From and after the Second Effective Time, the membership interests of Second Merger Sub shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

3.03 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Stock or of Parent Class A Stock or of Parent Class F Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Stock or of Parent Class A Stock or of Parent Class F Stock, as applicable, will be appropriately adjusted to provide to the holders of such shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.03 shall not be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms and conditions of this Agreement.

3.04 Delivery of Per Share Company Common Stock Consideration and Per Share Company Preferred Stock Consideration.

(a) Concurrently with the mailing of the Proxy Statement, Parent shall cause to be mailed to each Company Stockholder a letter of transmittal substantially in the form of Exhibit D hereto, with such changes as may be required by Computershare, acting in its capacity as the exchange agent (the “Exchange Agent”), and reasonably acceptable to the Company (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery of the Per Share Company Common Stock Consideration and/or the Per Share Company Preferred Stock Consideration, as applicable, shall be effected only upon delivery of the shares of Company Stock to the Exchange Agent (including all certificates representing shares of Company Stock (each, a “Company Certificate”), if and to the extent such shares are certificated), together with a Letter of Transmittal in accordance with the instructions thereto.

(b) Upon the receipt of a Letter of Transmittal in respect of shares of Company Stock (accompanied with all Company Certificates representing such shares of Company Stock, if and to the extent such shares are certificated), duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent or the Exchange Agent, the Company Stockholder holding such shares of Company Stock shall be entitled to receive, in exchange therefor, the aggregate number of shares represented by the Per Share Company Common Stock Consideration and/or the Per Share Company Preferred Stock Consideration, as applicable, into which such shares of Company Stock have been converted pursuant to Section 3.01 and the Earn Out Shares (in accordance with such Company Securityholder’s Earn Out Pro Rata Share) pursuant to Article IV. Until surrendered as contemplated by this Section 3.04(b), each share of Company Stock shall be deemed, from and after the Effective Time, to represent only the right to receive, upon such surrender, the Per Share Company Common Stock Consideration or the Per Share Company Preferred Stock Consideration, as applicable, and a number of Earn Out Shares (in accordance with such Company Securityholder’s Earn Out Pro Rata Share) in accordance with Article IV which the Company Stockholder holding such share was entitled to receive in respect of such share pursuant to this Section 3.04(b). The delivery of the Per Share Company Common Stock Consideration, the Per Share Company Preferred Stock Consideration and the Earn Out Shares shall be made in accordance with the allocation set forth on the Company Closing Certificate provided to Parent pursuant to Section 2.04(b).

3.05 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Parent, the provision by such Person of a customary indemnity against any claim that may be made against Parent with respect to such Company Certificate, Parent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Company Common Stock Consideration or the Per Share Company Preferred Stock Consideration, as applicable, and the Earn Out Shares (in accordance with such Company Securityholder’s Earn Out Pro Rata Share) deliverable in respect thereof as determined in accordance with this Article III.

3.06 Conversion of Company Stock Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

(a) Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire a number of shares of Parent Class A Stock at an adjusted exercise price per share, in each case, as determined under this Section 3.06(a) (each such converted option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Stock Option as of immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (i) each such Rollover Option shall be exercisable solely for shares of Parent Class A Stock; (ii) the number of shares of Parent Class A Stock subject to each Rollover Option shall be determined by multiplying (A) the number of shares of Company Common Stock subject to the corresponding Company Stock Option as of immediately prior to the Effective Time by (B) the Per Share Company Common Stock Consideration, and then rounding the resulting number down to the nearest whole number of shares of Parent Class A Stock; and (iii) the per share exercise price for the Parent Class A Stock issuable upon exercise of such Rollover Option shall be determined by dividing (A) the per share exercise price of the Company Stock Option as in effect as of immediately prior to the Effective Time, by (B) the Per Share Company Common Stock Consideration, and then rounding the resulting exercise price up to the nearest whole cent.

(b) Notwithstanding the foregoing, the conversions described in this Section 3.06 will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Stock purchasable pursuant to such Company Stock Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(c) Prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions that are necessary and sufficient to cause the Company Stock Plan to terminate as of the Effective Time.

(d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Class A Stock for delivery upon exercise or settlement of the Rollover Options in accordance with this Section 3.06. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Class A Stock to be registered and issuable under Rollover Options, Parent shall file a post-effective amendment to the Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Class A Stock subject to Rollover Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Rollover Options remain outstanding.

3.07 Treatment of Company Convertible Promissory Notes in the First Merger. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each Company Convertible Promissory Note shall thereupon be converted into the right to receive, and the holder of such Company Convertible Promissory Note shall be entitled to receive, the number of shares of Parent Class A Stock set forth on the Company Closing Certificate, and following the conversion of such Company Convertible Promissory Note pursuant to this Section 3.07, such Company Convertible Promissory Note so converted shall no longer be outstanding and shall cease to exist, and the holder of such Company Convertible Promissory Note shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.07.

3.08 Withholding. Each of Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. Prior to making any such withholding from amounts deliverable to the holders of Company Securities in connection with this

Agreement (other than any such amounts properly treated as compensation for applicable Tax purposes), Parent shall provide reasonable, advance prior notice of such withholding and reasonably cooperate with the Company or other applicable persons to reduce or eliminate such withholding. To the extent that Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity or their respective Affiliates withholds such amounts with respect to any Person and pays such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.09 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Stock shall be issued upon the conversion of Company Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Class A Stock. In lieu of the issuance of any such fractional share, Parent shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Class A Stock to which such Company Stockholder otherwise would have been entitled but for this Section 3.09, multiplied by (b) $10.00.

3.10 Payment of Expenses. On or as soon as practicable following the Closing Date, Parent shall pay or cause to be paid by wire transfer of immediately available funds all Outstanding Parent Expenses and Outstanding Company Expenses, in each case to the extent not paid prior to the Closing, as set forth on the Parent Closing Certificate and the Company Closing Certificate, respectively.

3.11 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding as of immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Company Common Stock Consideration, the Per Share Company Preferred Stock Consideration or the Earn Out Shares and shall instead entitle such Company Stockholder only to such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL (or other applicable Law), then such Company Stockholder’s Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Company Common Stock Consideration or the Per Share Company Preferred Stock Consideration, as applicable, and the Earn Out Shares (in accordance with his, her or its Earn Out Pro Rata Share), in accordance with this Article III and Article IV. The Company shall give Parent prompt written notice (and in any event within one Business Day) of any demand received by the Company for appraisal of shares of Company Stock, any attempted withdrawal of any such demand and any other instrument served pursuant to the DGCL, and received by the Company, relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

EARN OUT

4.01 Issuance of Earn Out Shares.

(a) Following the Closing, and as additional consideration for the Company Securities, within ten Business Days after the occurrence of a Triggering Event, Parent shall issue or cause to be issued to the Company Securityholders as of immediately prior to the Effective Time (in accordance with their respective Earn Out Pro Rata Shares) a number of shares of Parent Class A Stock, as applicable (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or any other like change or transaction with respect to Parent Class A Stock occurring at or after the Closing) (as so adjusted, the “Earn Out Shares”) equal to the Securityholder Earn Out Tranche Amount, in each case, upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby.

(b) For the avoidance of doubt, the Company Securityholders shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Company Securityholders be entitled to receive more than the Securityholder Allocable Amount.

(c) The Parent Class A Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV, Triggering Event V, Triggering Event VI and Triggering Event VII shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of Parent Class A Stock occurring at or after the Closing (other than the conversion of shares of Parent Class F Stock into shares of Parent Class A Stock at the Closing). The rights of the Company Securityholders to receive the Earn Out Shares pursuant to this Section 4.01 are personal in nature and, except pursuant to a Permitted Transfer or with the prior written consent of the Parent, are non-transferable and non-assignable. The right to receive the Earn Out Shares pursuant to this Section 4.01 does not entitle any Company Securityholders voting or dividend rights prior to the issuance of such Earn Out Shares. For purposes of this Agreement, “Permitted Transfer” means: (i) a transfer on death by will or intestacy; (ii) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon the death of the trustee; (iii) a transfer made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) a transfer by a partnership or limited liability company through a distribution to its partners or members, as applicable, in each case without consideration; (v) a transfer made by operation of law (including a consolidation or merger) or as pursuant to the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (vi) a transfer by a Company Securityholder that is a venture capital, private equity or other type of investment fund to an Affiliate.

4.02 Acceleration Event. If, during the Earn Out Period, there is a Change of Control that will result in the holders of Parent Class A Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Parent Class A Stock and after giving effect to the issuance of any Earn Out Shares pursuant to this Article IV in connection with and as part of such Change of Control transaction) equal to or in excess of the applicable Common Share Price required in connection with any Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (a) any such Triggering Event that has not previously occurred shall be deemed to have occurred and (b) Parent shall issue the applicable Earn Out Shares to the Company Securityholders (in accordance with their respective Earn Out Pro Rata Share), and the Company Securityholders shall be eligible to participate in such Change of Control.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent, First Merger Sub and Second Merger Sub as follows:

5.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company Organizational Documents previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement.

(b) The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 5.02, including a description, in each case as of the date hereof, of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each Subsidiary. Each Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The certificate of incorporation and bylaws (or analogous organizational documents) of each of the Company’s Subsidiaries previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

5.03 Due Authorization.

(a) The Company has all requisite company power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05 and the adoption of this Agreement and the approval of the Transactions by holders of a majority of the voting power of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”)), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Stockholder Approval, no other company proceeding on the part of the Company is necessary to authorize or adopt this Agreement or such other Transaction Agreements or to authorize the Company’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby. All actions relating to the solicitation and obtaining of the Company Stockholder Approval pursuant to the Stockholder Written Consent have been taken in compliance with applicable Law in the State of Delaware.

(b) At a meeting duly called and held, the Company Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and its stockholders; (ii) approved the transactions contemplated by this Agreement; and (iii) recommended to the stockholders of the Company that they adopt this Agreement and approve each of the matters requiring Company Stockholder Approval.

5.04 No Conflict. Except as set forth on Schedule 5.04, and subject to the receipt of the Company Stockholder Approval, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger and the applicable requirements of the HSR Act, the Company’s execution, delivery and performance of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, any of the Company Organizational Documents or any certificate of formation, bylaws or other organizational document of any of the Company’s Subsidiaries; (b) result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; (c) violate or result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 5.13(a) (or required to be set forth on Schedule 5.13(a)), which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except, in the case of clauses “(b),” “(c)” or “(d)” above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.05 Governmental Authorities; Consents. No consent, approval or authorization of, notice to or designation, declaration or filing with any Governmental Authority, or approval, consent waiver or authorization from any Governmental Authority, is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of this Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby, except for: (a) applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder) and any other applicable Antitrust Law; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions; (c) applicable requirements of the Securities Laws; (d) the filing of the First Certificate of Merger in accordance with the DGCL; and (e) the filing of the Second Certificate of Merger in accordance with the DGCL and the DLLCA.

5.06 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company pursuant to the Company Certificate of Incorporation consists of: (i) 30,000,000 shares of Company Common Stock, 6,892,121 of which are issued and outstanding as of the date of this Agreement; (ii) 12,000 shares of Company Class A Preferred Stock, 11,040.2212 of which are issued and outstanding as of the date of this Agreement; (iii) 4,867 shares of Company Class B Preferred Stock, 4,866.0343 of which are issued and outstanding as of the date of this Agreement; (iv) 6,000 shares of Company Class C Preferred Stock, all of which are issued and outstanding as of the date of this Agreement; and (v) 18,133 shares of Company Blank Check Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were issued in compliance in all material respects with applicable Securities Laws, (C) were not issued in breach or violation of any preemptive rights or Contract and (D) are fully vested and not subject to any restrictions. Set forth on Schedule 5.06(a) is a true, correct and complete list of each Company Stockholder or holder of other equity interests of the Company (other than Company Stock Options) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the date hereof. Except as set forth on Schedule 5.06(a) or pursuant to the Company Stock Plan, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(b) Except for (i) Company Stock Options granted pursuant to the Company Stock Plan, (ii) the Company Preferred Stock, (iii) the Company Warrants, (iv) the Company Convertible Promissory Notes and (v) as set forth on Schedule 5.06(b), there are, as of the date hereof: (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company; and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 5.06(a), as of the date hereof, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 5.06(b)-1, as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests.

(c) With respect to each Company Stock Option, Schedule 5.06(c) sets forth, as of the date hereof, the name of the holder of such Company Stock Option, the type of award (including whether such Company Stock Option is intended to qualify as an incentive stock option or a nonqualified stock option (if applicable)), the date of grant, the vesting schedule (including acceleration events), the number of vested and unvested shares of Company Common Stock covered by such Company Stock Option, the cash exercise price per share of such Company Stock Option (if applicable) and the applicable expiration date. Except as would not result in a material liability to the Company, each Company Stock Option (i) was granted in accordance with the terms of the Company Stock Plan and in compliance with all applicable Laws, including valid exemptions from registration under any applicable securities laws, (ii) is evidenced by written award agreements in the forms that have been made available to Parent prior to the date hereof, (iii) was duly authorized no later than the date on which such grant of Company Stock Options was by its terms to be effective (the “Grant Date”) by all necessary corporate action, (iv) has an exercise price equal to no less than the fair market value of the underlying Company Common Stock on the Grant Date, as determined in accordance with Section 409A of the Code or Section 422 of the Code (as applicable), and is otherwise exempt from Section 409A of the Code, and (v) intended to qualify as an “incentive stock option” as of the date hereof under Section 422 of the Code so qualifies as of the date hereof (subject to the limitations set forth in Section 422(d) of the Code).

(d) As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Laws; and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, other than with respect to the Company Stock Options, there are (A) no subscriptions, calls, rights, options, warrants or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries. Other than with respect to the Company Stock Options, as of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. The Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(e) With respect to each Company Warrant, Schedule 5.06(e) sets forth, as of the date hereof, (i) the name of the holder of such Company Warrant, (ii) the class, series and total number of shares of Company Stock that are subject to such Company Warrant, (iii) the date on which such Company Warrant was issued and the term of such Company Warrant and (iv) the exercise price per share of Company Stock purchasable under such Company Warrant.

(f) With respect to each Company Convertible Promissory Note, Schedule 5.06(f) sets forth, as of the date hereof, (i) the name of the holder of such Company Convertible Promissory Note, (ii) the date on which such Company Convertible Promissory Note was issued and the term of such Company Convertible Promissory Note, (iii) the principal amount, the interest rate per annum and the amount of all accrued but unpaid interest of such Company Convertible Promissory Note and (iv) the Applicable Conversion Price (as defined therein) of such Company Convertible Promissory Note.

(g) As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all of the issued and outstanding shares of capital stock or other equity interests, as applicable, of its Subsidiaries free and clear of any Liens other than (i) Permitted Liens and (ii) any restrictions on sales of securities under applicable Securities Laws.

5.07 Financial Statements. Attached as Schedule 5.07 are: (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 and the audited consolidated statements of operations and comprehensive loss, cash flows and equity of the Company and its Subsidiaries for the 12-month period ended December 31, 2019; (b) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the audited consolidated statements of operations and comprehensive loss, cash flows and equity of the Company and its Subsidiaries for the 12-month period ended December 31, 2020; and (c) the unaudited consolidated balance sheets of the Company and the unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the nine-month period ended September 30, 2021 (the “Most Recent Financial Statements Date”, the items described in this clause “(c),” the “Most Recent Financial Statements”, and the items described in clauses “(a)”, “(b)” and “(c)” collectively, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in the Financial Statements in conformity with GAAP (except for the absence of footnotes or the inclusion of limited footnotes and other presentation items and normal year-end adjustments, none of which will be material) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

5.08 Undisclosed Liabilities. There is no material liability, debt or obligation against the Company or any of its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto), prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations: (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the Most Recent Financial Statements Date in the ordinary course of the operation of business of the Company and its Subsidiaries, consistent with past practice; or (c) arising under this Agreement or the performance by the Company of its obligations hereunder.

5.09 Litigation and Proceedings. Except as set forth on Schedule 5.09, there are no Actions pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or any of its Subsidiaries, or otherwise affecting the Company or any of its Subsidiaries or any of their assets, including any condemnation or similar proceedings, that, individually or in the aggregate, are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 5.09, neither the Company nor any of its Subsidiaries or any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole, other than with respect to routine audits, examinations or investigations conducted by a Governmental Authority in the ordinary course of business pursuant to a Contract. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or any of its Subsidiaries to consummate the Transactions.

5.10 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws with respect to the conduct, ownership and operation of their respective businesses. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging a violation of any applicable Law by the Company or any of its Subsidiaries at any time for the past three years, which violation, individually or in the aggregate, would be material to the Company or any of its Subsidiaries.

(b) In the last three years: (i) there has been no action taken by the Company or any of its Subsidiaries or any of their respective officers, directors, managers, or employees, or, to the knowledge of the Company, any agent, representative, sales intermediary or any other Person acting for or on behalf of the Company or any of its Subsidiaries in material violation of any applicable Anti-Corruption Law; (ii) neither the Company nor any of its Subsidiaries have been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by any Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither the Company nor any of its Subsidiaries have conducted or initiated any internal investigation or made any voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Laws; (iv) neither the Company nor any of its Subsidiaries have received any written notice or citation from any Governmental Authority for any actual or potential material noncompliance with any Anti-Corruption Laws; and (v) neither the Company nor any of its Subsidiaries have created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries. The Company and its Subsidiaries have instituted and currently maintain policies and procedures reasonably designed to ensure compliance by the Company and each of its Subsidiaries with Anti-Corruption Laws.

(c) None of the Company or any of its Subsidiaries, any of their respective officers, investors, equityholders, owners, directors, managers, employees, customers or, to the knowledge of the Company, agents, representatives, sales intermediaries or any other Person acting for or on behalf of Company or any of its Subsidiaries, is a Person with whom transactions are prohibited or limited under any economic sanctions Laws administered by the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control, the Department of State or the Department of Commerce), the United Nations Security Council, the European Union or Her Majesty’s Treasury (“Sanctions Laws”). None of the Company nor any of its Subsidiaries within the previous three years has produced, manufactured, designed, tested, fabricated, developed, exported, imported, or otherwise handled any products, technologies, technical data, or other items that are listed on the Commerce Control List (Supplement No. 1 to Part 774 of Title 15 of the Code of Federal Regulations) or the U.S. Munitions List (Part 121 of Title 22 of the Code of Federal Regulations, “USML”). The Company and its Subsidiaries are, and for the last three years have been in compliance with all U.S. export controls laws and regulations and in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under economic sanctions, import and export control Laws, including the Export Administration Regulations and International Traffic in Arms Regulations. Within the last three years, neither the Company nor any of its Subsidiaries (i) has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions in the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, or Syria, in violation of applicable Sanctions Laws (ii) has engaged in, nor is now engaging in, directly or knowingly indirectly, any dealings or transactions with a Sanctioned Person with whom transactions are prohibited or limited under any Sanctions Laws, (iii) otherwise violated any Sanctions Laws, or (iv) has made any voluntary disclosure to any Governmental Authority relating to sanctions, import or export control Laws, been the subject of any action, investigation or inquiry regarding compliance with such Laws, received a written request from any Governmental Authority relating to such Laws, been a party to any judicial, administrative or enforcement proceeding relating to such Laws, or been assessed any fine or penalty under such Laws.

(d) The Company and its Subsidiaries, as the case may be, (i) have accurately classified in accordance with applicable Import Laws all items and products imported by the Company or each of its Subsidiaries into any jurisdiction in which the Company or any of its Subsidiaries acts as the importer of record and (ii) have timely paid all duties, tariffs and fees owed to a Governmental Authority pursuant to the Import Laws, with respect to (i) or (ii) other than any failure that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

5.11 Intellectual Property.

(a) Schedule 5.11(a) sets forth, as of the date hereof a true, correct and complete list of: (i) all Company Registered Intellectual Property (specifying for each item (A) the record owner and, if different from the record owner, the beneficial owner, (B) the jurisdiction in which such item has been issued, registered or filed, (C) the issuance, registration or application date and (D) the issuance, registration or application number); and (ii) all material unregistered Trademarks included in Owned Intellectual Property. All renewal, maintenance and other necessary filings and fees due and payable to any relevant Governmental Authority or Internet domain name registrar to maintain all Company Registered Intellectual Property in full force and effect have been timely submitted or paid in full. All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, all issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable in accordance with applicable Law.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). The Company or one of its Subsidiaries has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed Intellectual Property, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and such Licensed Intellectual Property collectively constitute all Intellectual Property used in, and necessary and sufficient for, the conduct and operation of the business of the Company and its Subsidiaries, as presently conducted.

(c) None of the Company or any of its Subsidiaries, the conduct of the business of the Company or any of its Subsidiaries or any Owned Intellectual Property has infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, or is infringing, misappropriating (or constitutes or results from the misappropriation of) or otherwise violating any Intellectual Property of any Person. Except as set forth on Schedule 5.11(c), none of the Company or any of its Subsidiaries has received from any Person in the last six years any written (or, to the knowledge of the Company, unwritten) notice, charge, complaint, claim or other assertion: (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person; (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property of any Person; or (iii) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property or Licensed Intellectual Property. To the knowledge of the Company, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any material Owned Intellectual Property or any material Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries. No such claims have been made in writing against any Person by the Company or any of its Subsidiaries in the last three years. None of the Owned Intellectual Property or, to the knowledge of the Company, any Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries is subject to any pending or outstanding order, settlement, consent order or other disposition of any dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, such Intellectual Property.

(d) No past or present director, officer or employee of the Company or any of its Subsidiaries owns (or has made any written claim or, to the knowledge of the Company, asserted any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property. Each of the past and present directors, officers, employees, consultants and independent contractors of the Company or any of its Subsidiaries who has been or are engaged in creating or developing for or on behalf of the Company or any of its Subsidiaries any Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has (i) agreed to hold all confidential information of the Company and its Subsidiaries in confidence both during and after such Person’s employment or retention, as applicable, and (ii) presently assigned to the Company or one or more of its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby (each, an “Invention Assignment Agreement”). To the knowledge of the Company, there is no material uncured breach by any such Person with respect to material Intellectual Property under any such Invention Assignment Agreement.

(e) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any material Owned Intellectual Property or, to the knowledge of the Company, any material Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries.

(f) The Company and each of its Subsidiaries has taken adequate and commercially reasonable steps to maintain the secrecy and confidentiality of all Trade Secrets included in the Owned Intellectual Property and all Trade Secrets of any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Company or any of its Subsidiaries has been authorized by the Company or any of its Subsidiaries to be disclosed (or, to the knowledge of the Company, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such Trade Secret or (ii) to a Person who otherwise has a duty to protect such Trade Secret.

(g) None of the source code or related materials for any Owned Company Software has been licensed or provided to, or used or accessed by, any Person (other than employees, independent contractors or other service providers of the Company or any of its Subsidiaries who have entered into written agreements restricting the disclosure and use of such source code or related materials). None of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Owned Company Software. To the knowledge of the Company, no Person other than the Company and its Subsidiaries is in possession of, or has rights to possess, any source code or related materials for any Owned Company Software.

(h) The Company and each of its Subsidiaries have complied and do comply with all material license terms applicable to any item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Owned Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software, in each case, in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the Owned Company Software; (ii) license any Owned Company Software for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Owned Company Software for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing, any of its Patents.

(i) The Owned Company Software is free from any defect, virus or programming, design or documentation error or corruptant that would have a material effect on the operation or use of the Owned Company Software. Except as would not be material to the Company or any of its Subsidiaries, none of the Owned Company Software: (i) contains any Contaminants; (ii) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry); (iii) records a user’s actions without such user’s knowledge; or (iv) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior. The Company and each of its Subsidiaries implement and maintain in all material respects, and have during the last three years implemented and maintained in all material respects, industry standard procedures to mitigate against the likelihood that the Owned Company Software contains any Contaminant or other Software routines or hardware components designed to permit unauthorized access to or disable, erase or otherwise harm Software, hardware or data.

(j) The Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which they are currently accessed or used in the conduct of the business. The IT Systems (i) are adequate in all material respects for the operation and conduct of the business of the Company and its Subsidiaries as currently conducted and (ii) to the knowledge of the Company, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. To the knowledge of the Company, during the last three years there has been no unauthorized access to or breach or violation of any IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or interruption in or to the use of such IT Systems or the conduct and operation of the business of the Company or any of its Subsidiaries.

(k) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in the Owned Company Software to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property or Licensed Intellectual Property; (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property; or (v) the breach of, or creation on behalf of any Person of the right to terminate or modify any Contract relating to any Owned Intellectual Property or Licensed Intellectual Property.

5.12 Data Privacy.

(a) The Company and each of its Subsidiaries, and any Person acting for or on behalf of the Company or any of its Subsidiaries, have at all times in the last two years materially complied with: (i) all applicable Privacy Laws; (ii) all the Company’s and its Subsidiaries’ written policies regarding Personal Information; and (iii) the Company’s and its Subsidiaries’ contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. The Company and its Subsidiaries have implemented and maintained adequate policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information. Neither the Company nor any of its Subsidiaries has received any written notice of (A) any claims (including notice from third parties acting on their behalf) of, or been charged with, the material violation of any Privacy Laws, applicable privacy policies or contractual commitments with respect to Personal Information, or (B) investigations or inquiries from relevant authorities related to the same.

(b) The Company and its Subsidiaries have (i) implemented and, for the last three years, maintained reasonable and appropriate technical and organizational safeguards to protect Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) to the extent required by the Privacy Laws, ensured that all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company or its Subsidiaries have agreed to comply with applicable Privacy Laws in all material respects and take commercially reasonable steps to maintain the privacy and confidentiality of such Personal Information and to protect and secure such Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the knowledge of the Company, no third party has provided any Personal Information to the Company or any of its Subsidiaries in violation of any applicable Privacy Laws in any material respect.

(c) To the knowledge of the Company, there have been no breaches, material security incidents, material misuse of, material unauthorized access to, or material unauthorized disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries or collected, used or processed by or on behalf of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not provided or been required to provide any notices to any Person in connection with a disclosure of Personal Information. The Company and its Subsidiaries have implemented reasonable disaster recovery and business continuity plans to safeguard the data and Personal Information in their possession or control. The Company and its Subsidiaries have remediated all critical vulnerabilities identified in the audits and testing conducted to date. None of the Company, any of its Subsidiaries or any third party at the direction or authorization of the Company or any of its Subsidiaries has paid (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack.

(d) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will, in any material respect, violate: (i) any applicable Privacy Laws; (ii) the Company’s and its Subsidiaries’ written privacy policies as they currently exist; or (iii) applicable contractual obligations of the Company and its Subsidiaries. The Company and its Subsidiaries are not subject to any contractual or other legal obligations that, following the Closing, would prohibit Parent, the Surviving Entity or any of their respective Subsidiaries from receiving, accessing, storing or using Personal Information in the manner in which the Company and its Subsidiaries received, accessed, stored and used such Personal Information prior to the Closing.

5.13 Contracts; No Defaults.

(a) Schedule 5.13(a) contains a listing of all Contracts (other than purchase orders and Company Benefit Plans) described in clauses “(i)” through “(xv)” below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.13(a) have been delivered to or made available to Parent or its agents or representatives.

(i) each employee collective bargaining Contract or other Contract with any union representing, purporting to represent, or seeking to represent, any group of employees of the Company or any of its Subsidiaries;

(ii) any Contract pursuant to which (A) any third party grants the Company or any of its Subsidiaries a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property, other than non-exclusive click-wrap, shrink-wrap and off-the-shelf Software licenses, and any other non-exclusive Software licenses, in each case, that are commercially available on reasonable and unmodifiable terms to the public generally with license, maintenance, support and other fees of less than $150,000 or (B) the Company or any of its Subsidiaries grants a license, right, permission, consent, non-assertion or release with respect to any Owned Intellectual Property or Owned Company Software (other than any non-exclusive object code Software licenses granted to its customers, suppliers or service providers in the ordinary course of business);

(iii) any Contract that (A) provides for any invention, creation, conception or other development of any Intellectual Property (1) by the Company or any of its Subsidiaries for any other Person, (2) by the Company or any of its Subsidiaries jointly with any other Person or (3) for the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (B) provides for the assignment or other transfer of any ownership interest in any Intellectual Property (1) to the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (2) by the Company or any of its Subsidiaries to any other Person;

(iv) any Contract, other than teaming agreements entered into in connection with the pursuit of a specific Contract with a Governmental Authority or subcontract thereto or customary non-disclosure agreements, which restricts in any material respect or contains any material limitations on the ability of the Company or any of its Subsidiaries to compete in any line of business or in any geographic territory;

(v) any Contract under which the Company or any of its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness having a principal or stated amount in excess of $500,000 and excluding guarantees of performance under Contracts with Governmental Authorities entered into in the ordinary course of business; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness having a principal or stated amount in excess of $500,000; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(vi) any (A) principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or any of its Subsidiaries in the past three years of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business, and (B) to the extent not contemplated by clause “(A),” Contract pursuant to which the Company or any of its Subsidiaries has an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, any earn-out, backend payment or similar obligation, all in connection with any completed acquisition or disposition by the Company or any of its Subsidiaries;

(vii) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $5,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practice and sales of obsolete equipment;

(viii) any Contract expected to result in revenue or require expenditures in excess of $5,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Company Stockholder, on the other hand;

(x) any Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole;

(xi) any Contract with a Significant Customer or a Significant Supplier;

(xii) any Contract involving any resolution or settlement of any actual or threatened Actions or other disputes which has a value greater than $500,000 or imposes continuing obligations on the Company or its Subsidiaries, including injunctive or other non-monetary relief;

(xiii) any Contract with an executive officer of the Company or its Subsidiaries, or any Contract with any employee or individual independent contractor of the Company or its Subsidiaries, which (A) provides for change in control payments or (B) provides for retention, termination payments, acceleration of the time of payment or vesting of any compensation or benefits or severance payments (excluding statutory notice, termination and severance payments that are required by applicable Law), to any such individual with an annual base salary in excess of $200,000;

(xiv) any Contract that is a Real Estate Lease Document; and

(xv) any Contract with a Governmental Authority.

(b) With respect to each Invention Assignment Agreement and each Contract of the type described in Section 5.13(a), whether or not set forth on Schedule 5.13(a): (i) except for Contracts that will expire in accordance with their terms prior to the Closing, such Contract is in full force and effect and represents the legal, valid and binding obligations of the Company or its Subsidiaries that are party thereto and, to the knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, is enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) in the past three years, neither the Company nor any of its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract which, individually or the aggregate, would be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole; (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) in the past three years, neither the Company nor any of its Subsidiaries have received written notice from any other party to such Contract that such party intends to terminate or not to renew such Contract.

5.14 Company Benefit Plans.

(a) Schedule 5.14(a) sets forth a complete list of each material Company Benefit Plan (other than any individual employment offer letters or individual equity awards on the forms set forth on Schedule 5.14(a), so long as a list of individuals or categories of individuals who are party to each form is also provided). “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, in each case, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any current or contingent obligation or liability, including all employment, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, employee loan, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but excluding any “multiemployer plan” (as defined in Section 3(37) of ERISA) and any plan sponsored or maintained by a Governmental Authority.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Parent or its representatives true, correct and complete copies (or to the extent no written copy exists, an accurate summary) of, as applicable: (i) the current plan document (and all amendments thereto) and the current insurance contract, trust or funding agreement relating to such plan; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules; (iv) the most recent actuarial valuation; (v) any material non-routine communications with any Governmental Authority during the last three years; and (vi) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

(c) Each Company Benefit Plan has been administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions (including all employer contributions and employee salary reduction contributions) required to be made under the terms of, or with respect to, any Company Benefit Plan or plan sponsored by a Governmental Authority have been timely made in all material respects or, if not yet due, have been properly reflected in the Financial Statements to the extent required under GAAP or other applicable generally accepted accounting practices. Each Company Benefit Plan subject to Law outside of the United States (each, a “Foreign Benefit Plan”) has been maintained in good standing with applicable regulatory authorities (if required) and, if required to be registered, has been properly registered with applicable regulatory authorities.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter as to its qualification; or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Each Foreign Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment. To the knowledge of the Company, no event has occurred or condition exists that would reasonably be expected to adversely impact any such plan in a manner that would result in material liability to the Company or its Subsidiaries or result in the loss of the tax-qualified status of such plan.

(e) Neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has (or has had in the past six years) any actual or contingent liability (including on account of an ERISA Affiliate) in respect of, (i) a single employer or other defined benefit pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA) or (iii) any other defined benefit pension plan, regardless of whether it is subject to Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. No Company Benefit Plan is a (A) multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code) or (B) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law, no Company Benefit Plan provides for any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of service to any current or former director, employee or individual independent contractor of the Company or any Subsidiary (or any dependent or beneficiary thereof).

(f) With respect to the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or administrator (i) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened and (ii) there are no actions or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened and to the knowledge of the Company, there are no facts or circumstances that could form the basis for any such actions or claims, in each case with respect to which the Company or its Subsidiaries or any Company Benefit Plan would reasonably be expected to have any material liability. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA that is not exempt under Section 408 of ERISA and regulatory guidance issued thereunder, and neither the Company nor any current or former employee that serves as a fiduciary under any Company Benefit Plan has engaged in any breach of fiduciary duty (as determined under ERISA) nor, to the Company’s knowledge, has any other current or former employee of the Company or other fiduciary breached its fiduciary duty (as determined under ERISA), in each case with respect to which the Company or its Subsidiaries or any Company Benefit Plan would reasonably be expected to have any material liability.

(g) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will: (i) result in any payment or benefit becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries, or any funding of benefits under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries; (iii) except as set forth on Schedule 5.14(g)(iii), result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries to payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates; or (iv) limit the right to merge, amend or terminate any Company Benefit Plan (except any limitations imposed by applicable Law, if any).

(h) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transaction contemplated hereby or thereby shall (either alone or in combination with any other event) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that is nondeductible to the payor under Section 280G of the Code.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in compliance with Section 409A of the Code. No Company Benefit Plan provides for the gross-up of any Taxes imposed by applicable Law, including Section 4999 or 409A of the Code or otherwise. Except as set forth on Schedule 5.14(i), no loans or advances from the Company or any of its Subsidiaries are outstanding to any officer or director.

5.15 Labor Matters.

(a) The Company has made available to Parent a true and complete list of all employees with annual salaries in excess of $250,000 of the Company and its Subsidiaries, as of the date hereof, and includes, as applicable, each individual’s name (unless prohibited by applicable Law), title, employing entity, work location, status (full-or part-time or temporary), unionized or non-unionized, overtime classification (exempt or non-exempt), date of hire, rate of base salary or hourly wage, target annual bonus or other cash incentive opportunity, if applicable, amount of accrued but unused paid time off, and leave status.

(b) Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining agreement or any similar labor-related agreement, and no such labor-related agreements or arrangements are currently being negotiated by the Company or any of its Subsidiaries. In the past three years, no labor union or organization, works council or group of employees of the Company or any of its Subsidiaries has made a pending written demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding or common or related employer applications pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor or employee relations authority.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including all applicable Laws respecting terms and conditions of employment, employee classification (including the classification of employees and individual independent contractors and the classification of exempt and non-exempt employees), non-discrimination, harassment, workplace violence, wages and hours, immigration, disability rights or benefits, equal opportunity, WARN, affirmative action, labor relations, pay equity, overtime pay, unemployment insurance, meal and rest periods/breaks, collective bargaining, civil rights, human right, background checks and screenings, privacy laws, paid sick days and leave of absence entitlements and benefits (including the federal Emergency Paid Sick Leave Act and the federal Emergency Family and Medical Leave Expansion Act), safety and health (including the federal Occupational Safety and Health Act and any applicable state, provincial or local laws concerning COVID-19 related health and safety issues) and workers’ compensation; and (ii) in the past three years, has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or any other applicable labor or employee relations authority, or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board any other applicable labor or employee relations authority that remains unresolved. In the past six months, the Company and its Subsidiaries have not implemented any reductions in hours, furloughs, layoffs or salary reductions impacting groups of fifty employees or more.

(d) In the past three years, neither the Company nor any of its Subsidiaries have experienced any material labor disputes, strikes, lockouts, picketing, hand-billing or work stoppages against or affecting the Company or its Subsidiaries and, to the knowledge of the Company, none is currently threatened, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) In the past six months, neither the Company nor any of its Subsidiaries has taken any material action relating to any employee or worksite thereof that would require the service of a notice under WARN.

(f) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any current or former employees for any services or amounts required to be reimbursed or otherwise paid as compensation for services (including salaries, wages, vacation pay, overtime pay, commissions, fees or bonuses), and all such amounts if accrued, are properly accrued and accurately reflected in the books and records of the Company and its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no individual employees or individual independent contractors who perform services for the Company or any of its Subsidiaries have been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries have received written notice of any pending or threatened inquiry or audit from any Person concerning any such improper inclusion or exclusion.

(h) Except as set forth on Schedule 5.15(h), there are currently no, and during the last three years there have been no material Claims or Actions pending, settled or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or agency, or arbitrator, or any other pending or threatened Claims concerning alleged employment discrimination or any other matters relating to the employment of labor, including but not limited to any Claims or Actions relating to the termination of employment, engagement or service of any individual, unfair labor practices, harassment, retaliation, payment of overtime, equal pay, or any other employment related matter arising under applicable Laws relating to the employment of labor. There are no, and during the last three years, there have been no, Claims or Actions relating to allegations of employment discrimination or employment harassment by an appointed officer, director, executive or manager of the Company or any of its Subsidiaries currently pending or, to the knowledge of Company or any of its Subsidiaries, threatened.

(i) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is, in any material respect, in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement or restrictive covenant.

(j) To the knowledge of the Company, all current employees of the Company and its Subsidiaries have all work permits, visas and authorizations required to perform work or provide services in their respective jurisdictions of employment.

(k) There are no outstanding or unaccrued assessments, penalties, fines, liens, charges, or surcharges due or owing pursuant to any workers’ compensation Law in respect of the Company or any of its Subsidiaries and there are no claims or to the knowledge of the Company, potential claims, which could reasonably be expected to have a Material Adverse Effect on the Company’s accident cost experience.

(l) The Company and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures that are binding on the Company and its Subsidiaries and applicable to any location in which the Company or any of its Subsidiaries operates.

5.16 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by the Company or any of its Subsidiaries have been timely paid.

(c) Each of the Company and its Subsidiaries has (i) collected and withheld all material amounts of Taxes required to have been withheld or collected by it in connection with amounts paid to or by any employee, individual independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority in material compliance with applicable Law.

(d) Neither the Company nor any of its Subsidiaries are currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to material Taxes due from such entities. Neither the Company nor any of its Subsidiaries have received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes due from such entities. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes by, or required to file income or other material Tax Returns in, that jurisdiction. Neither the Company nor any of its Subsidiaries engages (or has engaged in the five years immediately prior to the date of this Agreement) in a trade or business for Tax purposes or has (or has had in the five years immediately prior to the date of this Agreement) a permanent establishment in a country other than the country in which such entity is incorporated or otherwise organized.

(f) Neither the Company nor any of its Subsidiaries have been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received prior to the Closing, other than in the ordinary course of business.

(h) There are no Liens for material amounts of Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(i) Neither the Company nor any of its Subsidiaries have any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise (except, in each case, under any agreements that are commercial contracts entered into in the ordinary course of business not primarily related to Taxes).

(j) Neither the Company nor any of its Subsidiaries are a party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements under which the Company or any of its Subsidiaries could be liable after the Closing Date for any Tax liability imposed on any Person other than the Company or any of its Subsidiaries (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(k) None of the Company’s Subsidiaries have made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(n) Neither the Company nor any of its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other similar ruling or written agreement with respect to Taxes with a Governmental Authority, in each case, that could affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(o) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

(p) Neither the Company nor any of its Subsidiaries has deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act.

(q) Neither the Company nor any of its Subsidiaries are subject to any gain recognition agreement under Section 367 of the Code.

(r) No Subsidiary of the Company (i) has an investment in “United States property” within the meaning of section 956(c) of the Code or (ii) has been a passive foreign investment company within the meaning of section 1297 of the Code. No Subsidiary of the Company generates a material amount of income described in Sections 951 or 951A of the Code.

5.17 Brokers’ Fees. Except as set forth on Schedule 5.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

5.18 Insurance. Schedule 5.18 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. With respect to each such insurance policy required to be listed on Schedule 5.18, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened; and (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received other than in connection with ordinary renewals.

5.19 Real Property; Tangible Property.

(a) The Company and its Subsidiaries do not own and have never owned any real property.

(b) Schedule 5.19(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries is required to make aggregate annual payments in excess of $300,000 (the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”). Each Real Estate Lease Document is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect. No material default or breach by (i) the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor any of its Subsidiaries have received written or, to the knowledge of the Company, oral notice of material default or breach under any Real Estate Lease Document which has not been cured. No event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or any of its Subsidiaries or, to the knowledge of the Company, by the other parties thereto. Neither the Company nor any of its Subsidiaries have received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy by the Company or any of its Subsidiaries of the Leased Real Property and any improvements made by the Company or any of its Subsidiaries thereon (A) are prohibited by any Lien or Law other than Permitted Liens or (B) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(c) The Company or one of its Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than (i) Permitted Liens and (ii) the rights of lessors under any Real Estate Lease Documents. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Company and its Subsidiaries (A) constitute all of the assets, rights and properties that are necessary in all material respects for the operation of the businesses of the Company and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice and are in good working order and condition, except for ordinary wear and tear or loss by casualty and as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.20 Environmental Matters.

(a) The Company and its Subsidiaries are, and during the last three years have been, in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under Environmental Laws.

(b) To the knowledge of the Company, there has been no release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or any of its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company or any of its Subsidiaries owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability, in each case, pursuant to Environmental Law.

(c) Neither the Company nor any of its Subsidiaries are subject to any Governmental Order relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) There has been no past Action, and no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or any of its Subsidiaries’ compliance with or liability under Environmental Law.

(e) Neither the Company nor any of its Subsidiaries have assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials.

(f) The Company has made available to Parent all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents in its possession, custody or control relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company or any of its Subsidiaries may be liable.

5.21 Absence of Changes.

(a) Since December 31, 2020, there has not been any change, development, condition, occurrence, event or effect relating to the Company or any of its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From the Most Recent Financial Statements Date through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices, and (ii) have not taken any action that (A) would require the consent of Parent pursuant to Section 7.01 if such action had been taken after the date hereof and (B) would reasonably be considered to be material to the Company and its Subsidiaries, taken as a whole, other than such actions taken in the ordinary course of business consistent with past practice.

5.22 Significant Customers and Suppliers.

(a) Schedule 5.22(a) sets forth, in each case for the 12 months ended December 31, 2020, each of the 10 largest (i) customers of the Company and its Subsidiaries, based upon the amount of revenue generated by the Company and its Subsidiaries from such customers (collectively, the “Significant Customers”), and (ii) suppliers of the Company and its Subsidiaries, based upon the amount of expenditures paid by the Company and its Subsidiaries to such suppliers (collectively, the “Significant Suppliers”). As of the date hereof, there are no outstanding, and in the past three years, there have not been any, material disputes between the Company or any of its Subsidiaries, on the one hand, and any of the Significant Customers or the Significant Suppliers, on the other hand.

(b) In the past three years, neither the Company nor any of its Subsidiaries have received any written notice that (i) any of the Significant Customers or the Significant Suppliers intends to stop, or materially decrease the rate of, its business with the Company and its Subsidiaries after the Closing, or (ii) there has been or will be any material adverse change in the price of such goods, services or rights provided to or by any such Significant Customer or Significant Supplier, as applicable, or that any such Significant Customer or Significant Supplier will not provide or require such goods, services or rights, as applicable, at any time on or after the Closing Date on terms and conditions substantially similar to the current terms applicable to such Significant Customer’s or Significant Supplier’s dealings with the Company and its Subsidiaries or its or their respective Affiliates, subject to customary price increases consistent with past practices. To the knowledge of the Company, no Significant Customer or Significant Supplier has otherwise given the Company or any of its Subsidiaries any indication or threatened the Company or any of its Subsidiaries in writing or orally that it will take any action described in the preceding sentence as a result of the consummation of the Transactions.

5.23 Affiliate Agreements. Except as set forth on Schedule 5.23 and except for the Company Benefit Plans, Contracts by or among the Company and any of its Subsidiaries or, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or any of its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of the Company or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

5.24 Internal Controls. The Company maintains a system of internal accounting controls. To the knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in conformity with GAAP. To the knowledge of the Company, the Company has not identified or been made aware of any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries that have a significant role in the Company’s internal control over financial reporting or any claim or allegation regarding any of the foregoing.

5.25 Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) each Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries; (c) to the knowledge of the Company, none of the Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits.

5.26 Company Products.

(a) All products manufactured, packaged, processed, sold or distributed by or on behalf of the Company or any of its Subsidiaries (“Company Products”) that are subject to the jurisdiction of the U.S. Food and Drug Administration or any similar Governmental Authority for the past three years have been manufactured, tested, packaged, and labeled in compliance in all material respects with all applicable requirements under the Food, Drug and Cosmetic Act and any other applicable Law, including all applicable implementing regulations. All Company Products for the past three years have been manufactured, tested, packaged, and labeled in compliance in all material respects with all applicable customer specifications. As of the date hereof, there exists no pending or, to the Knowledge of the Company, threatened product liability Claim or product recall relating to any Company Product alleged to have been defective, contaminated, adulterated, misbranded, improperly designed or manufactured, or out of compliance with applicable Law or customer specifications.

(b) With respect to any material product, quality or facility certifications, qualifications or registrations applicable to the Company or its Subsidiaries, the Company Products, or the processes utilized by the Company and its Subsidiaries (the “Certifications”): (i) the Company and its Subsidiaries are in material compliance with all of the terms and requirements of each such Certification; and (ii) the Company and its Subsidiaries have not received, at any time in the last three years through the date hereof, any written communication from any Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Certification or any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any such Certification. The Company possesses all testing records and other materials to substantiate all representations made to customers regarding the origin, suitability, and conformity of all ingredients and Company Products to customer specifications and applicable Law.

5.27 Registration Statement. None of the information relating to the Company or any of its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, notwithstanding the foregoing provisions of this Section 5.27, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not specifically supplied by or on behalf of the Company for use therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB

Except as set forth in the Parent Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure) or in the Parent SEC Reports filed or furnished by Parent on or after February 26, 2021 (excluding (i) any disclosures in such Parent SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), each of Parent, First Merger Sub and Second Merger Sub represents and warrants to the Company as follows:

6.01 Corporate Organization.

(a) Parent is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Parent previously delivered by Parent to the Company are true, correct and complete and are in effect as of the date of this Agreement. Parent is, and at all times has been, in compliance with all restrictions, covenants, terms and provisions set forth in its organizational documents. Parent is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) First Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Second Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder. Other than First Merger Sub and Second Merger Sub, Parent has no other Subsidiaries and does not own, directly or indirectly, any equity or other interests or investments (whether equity or debt) in any other Person, whether incorporated or unincorporated. First Merger Sub and Second Merger Sub are, and at all times have been, in compliance with all restrictions, covenants, terms and provisions set forth in their respective organizational documents.

6.02 Due Authorization.

(a) Each of Parent, First Merger Sub and Second Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 6.07), in the case of Parent, upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements by each of Parent, First Merger Sub and Second Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and, in the case of Parent, except for the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, no other corporate or equivalent proceeding on the part of Parent, First Merger Sub or Second Merger Sub is necessary to authorize this Agreement or such other Transaction Agreements or Parent’s, First Merger Sub’s or Second Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement will be, duly and validly executed and delivered by each of Parent, First Merger Sub and Second Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement will constitute, a legal, valid and binding obligation of each of Parent, First Merger Sub and Second Merger Sub, enforceable against each of Parent, First Merger Sub and Second Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of: (i) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Transaction Proposal; (ii) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Issuance Proposal; (iii) (A) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Parent Class F Stock, voting separately as a single class, shall be required to approve the Amendment Proposal; (iv) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Parent Performance Plan Proposal (the approval by Parent Stockholders of the foregoing clauses “(i)” through “(iv),” collectively, the “Required Parent Stockholder Approval”); and (v) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Parent Incentive Plan Proposal (together with the Required Parent Stockholder Approval, the “Parent Stockholder Approval”), in each case, assuming a quorum is present to approve the Proposals, with the Parent Stockholder Approval representing the only votes of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the Parent Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Parent approval of each of the matters requiring Parent Stockholder Approval.

6.03 No Conflict. The execution, delivery and performance of this Agreement by each of Parent, First Merger Sub and Second Merger Sub and (in the case of Parent), upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, and subject to the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger and the applicable requirements of the HSR Act, the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, the Parent Organizational Documents or any of the organizational documents of First Merger Sub or Second Merger Sub; (b) result in any violation of any provision of any Law or Governmental Order applicable to each of Parent, First Merger Sub or Second Merger Sub or any of their respective properties or assets; (c) violate, result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which either of Parent, First Merger Sub or Second Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties or assets of Parent, First Merger Sub or Second Merger Sub, except (in the case of clauses “(b),” “(c)” or “(d)” above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

6.04 Litigation and Proceedings. There are no pending or, to the knowledge of Parent, threatened, Actions and, to the knowledge of Parent, there are no pending or threatened investigations, in each case, against Parent, or otherwise affecting Parent or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into or perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Parent which could, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

6.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into or perform its obligations under this Agreement and consummate the Transactions, Parent and its Subsidiaries are, and since February 26, 2021 have been, in compliance in all material respects with all applicable Laws and, to the knowledge of Parent, no investigation or review by any Governmental Authority with respect to Parent, First Merger Sub or Second Merger Sub is pending or threatened. Neither of Parent nor its Subsidiaries have received any written, or to the knowledge of Parent, oral notice from any Governmental Authority of non-compliance or violation of any applicable Law by Parent or its Subsidiaries at any time since February 26, 2021, which violation would reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b) Since February 26, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub and Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions: (i) there has been no action taken by Parent, its Subsidiaries, or, to the knowledge of Parent, any officer, director, manager, employee, agent or representative of Parent or its Subsidiaries, in each case, acting on behalf of Parent or its Subsidiaries, in violation of any applicable Anti-Corruption Laws; (ii) neither Parent nor its Subsidiaries have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither Parent nor its Subsidiaries have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to a Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law; (iv) neither Parent nor its Subsidiaries have received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law; and (v) neither Parent nor its Subsidiaries have created or caused the creation of any false or inaccurate books and records of Parent or its Subsidiaries.

6.06 Benefit Plans. Except as may be contemplated by the Parent Incentive Plan Proposal and the Parent Performance Plan Proposal, none of Parent, First Merger Sub, Second Merger Sub or any of their respective Subsidiaries maintains, sponsors or contributes to, or has any actual or contingent obligation or liability under, any material employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (“Parent Benefit Plans”), nor does Parent, First Merger Sub, Second Merger Sub or any of their respective Subsidiaries have any obligation or commitment to create or adopt any such Parent Benefit Plan.

6.07 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Parent, First Merger Sub or Second Merger Sub with respect to Parent’s, First Merger Sub’s or Second Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, other than applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder) and any other applicable Antitrust Law, Securities Laws and Nasdaq rules and regulations and the filing and effectiveness of the First Certificate of Merger and the Parent A&R Charter in accordance with the DGCL and the Second Certificate of Merger in accordance with the DGCL and the DLLCA.

6.08 Trust Account. As of the date hereof, there is at least $345,000,000 invested in a trust account (the “Trust Account”) for the benefit of the Parent’s public stockholders, maintained by Computershare, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated March 1, 2021, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Parent, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate or (b) entitle any Person (other than any Parent Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Parent Organizational Documents and Parent’s final prospectus dated February 26, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Parent has performed all material obligations required to be performed by it to-date under, and complied in all material respects with the terms of, the Trust Agreement, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder by Parent or, to the knowledge of Parent, the Trustee. There are no Actions pending or, to the knowledge of Parent, threatened with respect to the Trust Account. Since February 26, 2021, Parent has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective

Time, the obligations of Parent to dissolve or liquidate pursuant to the Parent Organizational Documents shall terminate, and, as of the Effective Time, Parent shall have no obligation whatsoever pursuant to the Parent Organizational Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Parent Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Parent Stockholder is a Redeeming Stockholder.

6.09 Taxes.

(a) All material Tax Returns required by Law to be filed by Parent and its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by Parent and its Subsidiaries have been timely paid.

(c) Each of Parent and its Subsidiaries has (i) withheld or collected all material amounts of Taxes, and has complied in all respects with applicable Law relating the such withholding or collection, required to have been withheld or collected by it in connection with amounts paid to or by any employee, individual independent contractor, creditor, stockholder or any other party, and (ii) remitted such amounts required by Law to have been remitted to the appropriate Governmental Authority.

(d) To the knowledge of Parent, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment

(e) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against Parent or its Subsidiaries (nor to the knowledge of Parent is there any), which deficiency has not been paid or resolved. No audit or other proceeding by any Governmental Authority is currently pending or threatened in writing against Parent or its Subsidiaries with respect to any material amounts of Taxes.

(f) There are no Tax indemnification agreements, Tax allocation, Tax sharing or similar agreements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than Parent, First Merger Sub or Second Merger Sub, except for customary commercial written agreements or arrangements with customers, vendors, lessors, lenders and the like entered into in the ordinary course of business, in each case, that do not relate primarily to Taxes. Neither Parent nor any of its Subsidiaries (i) has any material liability for the Taxes of another person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, or (ii) is bound by or party to any private letter or similar ruling or agreement.

(g) Neither Parent nor its Subsidiaries has consented to extend the time in which any material Tax may be assessed or collected by any Governmental Authority (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect.

(h) Neither Parent nor its Subsidiaries will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any similar provision of state, local or foreign Tax law); (iii) any closing (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) or similar agreement entered into prior to the Closing with a Governmental Authority; or (iv) prepaid amount received prior to the Closing, other than in the ordinary course of business.

(i) For U.S. federal (and applicable state and local) income tax purposes, each of Parent and First Merger Sub has, since its formation, been treated as a C corporation that is a United States person. Second Merger Sub has at all times during its existence been treated as an entity disregarded as separate from Parent for federal and applicable state and local income Tax purposes and its assets are thereby treated for applicable income Tax purposes as owned by Parent, and no election has been made or will be made to treat Second Merger Sub as a corporation for income Tax purposes.

(j) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of Parent’s assets.

6.10 Brokers’ Fees. Except as set forth on Schedule 6.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, First Merger Sub or Second Merger Sub or any of their respective Affiliates, including the Sponsor.

6.11 Parent SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Parent has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since February 26, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”), and will have filed all such registration statements, reports, schedules, forms, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports, and that will be included in the Additional Parent SEC Reports, complied or will comply, as the case may be, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were or will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present, and will fairly present, as the case may be, (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments, the effect of which will not, individually or in the aggregate, be material, and the absence of complete footnotes to the extent permitted by Regulation S-X or Regulation S-K, as applicable) in all material respects the financial position and changes in stockholders’ equity of Parent as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(b) Parent has established and maintains disclosure controls and procedures as required under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Parent’s knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(c) Parent has established and maintained a system of internal controls. To Parent’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Parent (including any employee thereof) nor Parent’s independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent; (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent; or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of Parent, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) Except as set forth on Schedule 6.11(g), as of the date hereof, to the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(h) As used in this Section 6.11, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

6.12 Business Activities; Absence of Changes.

(a) Since its incorporation, Parent has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Parent Organizational Documents, there is no Contract, agreement, commitment or Governmental Order binding upon Parent or to which Parent is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted (including, in each case, following the Closing) other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub and Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the transactions contemplated hereby, Parent has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against Parent or its Subsidiaries, except for liabilities and obligations: (i) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (ii) reflected or reserved for on Parent’s balance sheet as of February 26, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Parent); (iii) that have arisen since February 26, 2021 in the ordinary course of the operation of business of Parent (other than any such liabilities as are not and would not be, in the aggregate, material to Parent and its Subsidiaries, taken as a whole); or (iv) disclosed in Schedule 6.12(c).

(d) Since their organization, neither First Merger Sub nor Second Merger Sub have conducted any business activities other than activities directed toward the accomplishment of the Mergers. Except as set forth in the organizational documents of First Merger Sub and Second Merger Sub, there are no Contracts or Governmental Orders binding upon either First Merger Sub or Second Merger Sub or to which First Merger Sub or Second Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of First Merger Sub or Second Merger Sub or any acquisition of property by First Merger Sub or Second Merger Sub or the conduct of business by First Merger Sub or Second Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of First Merger Sub or Second Merger Sub to enter into and perform their respective obligations under this Agreement and consummate the Transactions.

(e) First Merger Sub and Second Merger Sub were formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations other than in connection with the Mergers and have no, and at all times prior to the Effective Time and Second Effective Time, as applicable, except as contemplated by this Agreement or the other Transaction Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation.

(f) Since the date of Parent’s formation, there has not been any change, development, condition, occurrence, event or effect relating to Parent that, individually or in the aggregate, would reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent to enter into and perform its obligations under this Agreement and consummate the Transactions. From February 26, 2021 through the date of this Agreement, Parent has not taken any action that would require the consent of the Company pursuant to Section 8.02 if such action had been taken after the date hereof.

(g) Except for (i) this Agreement, (ii) the agreements expressly contemplated hereby or as set forth on Schedule 6.16(a) and (iii) any Contract that will expire by its terms or the obligations for which will be fully satisfied upon the Closing, Parent and its Subsidiaries are not, and at no time have been, party to any Contract with any other Person that would require payments by Parent or any of its Subsidiaries in excess of $25,000 monthly or $250,000 in the aggregate. Schedule 6.12(g) sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent and its Subsidiaries.

(h) Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (ii) any split, combination or reclassification of any of Parent’s capital stock; (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or applicable Law; (iv) any change in the auditors of Parent; (v) any issuance of capital stock of Parent; or (vi) any revaluation by Parent of any of its assets, including any sale of assets of Parent other than in the ordinary course of business.

(i) Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

6.13 Registration Statement. As of the time the Registration Statement is declared effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of the Company specifically for inclusion in the Registration Statement.

6.14 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 1,000,000 shares of Parent Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement; (ii) 440,000,000 shares of common stock, consisting of 400,000,000 shares of Parent Class A Stock and 40,000,000 shares of Parent Class F Stock, of which (A) 34,500,000 shares of Parent Class A Stock are issued and outstanding as of the date of this Agreement and 8,625,000 shares of Parent Class F Stock are issued and outstanding as of the date of this Agreement, and (B) 7,279,166 Parent Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Parent Class A Stock, Parent Class F Stock and Parent Warrants: (1) have been duly authorized and validly issued and are fully paid and nonassessable; (2) were issued in compliance in all material respects with applicable Law; (3) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Parent Organizational Documents or any Contract to which Parent is a party or is otherwise bound; and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the Parent SEC Reports with respect to certain shares of Parent Class F Stock and Parent Warrants held by the Sponsor and the Insiders.

(b) Except for this Agreement, the Subscription Agreements and the Parent Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Parent Class A Stock or the equity interests of Parent, First Merger Sub or Second Merger Sub or other interest or participation in Parent, First Merger Sub or Second Merger Sub, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver, sell, or cause to be issued, delivered or sold, any shares of capital stock of, other equity interests in or debt securities of, Parent, First Merger Sub or Second Merger Sub, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent, First Merger Sub or Second Merger Sub. Except as disclosed in the Parent SEC Reports or the Parent Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Parent Stockholders may vote. Except as disclosed in the Parent SEC Reports, Parent is not a party to any stockholder agreement, voting agreement, registration rights agreement, voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound relating to Parent Class A Stock or any other equity interests of Parent. Parent does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(c) As of the date hereof, the authorized share capital of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Parent, free and clear of all Liens (other than Permitted Liens). All outstanding shares of First Merger Sub common stock have been duly authorized, validly issued and fully paid and are non-assessable and are not subject to preemptive rights.

(d) As of the date hereof, all outstanding membership interests of Second Merger Sub have been duly authorized and validly issued and are not subject to preemptive rights and are held by Parent.

(e) Subject to approval of the Proposals, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(f) Assuming the accuracy of the representations and warranties of the applicable Company Stockholder contained in the Investor Representations Letters, the issuance of shares of Parent Class A Stock to such Company Securityholder pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Parent nor, to the knowledge of Parent, any Person acting on behalf of Parent, has taken nor will take any action hereafter that would cause the loss of such exemption.

(g) The holders of the Parent Class F Stock have waived, subject to and conditioned upon the Closing, any adjustment to the Initial Conversion Ratio (as defined in the Certificate of Incorporation).

(h) Each holder of Parent Class F Stock initially issued to the Sponsor in connection with Parent’s initial public offering has agreed: (i) to vote all shares of Parent capital stock held by such holder in favor of approving the Transactions; and (ii) to refrain from electing to redeem any shares of such Parent capital stock pursuant to the Parent Organizational Documents.

6.15 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Markets (“Nasdaq”) under the symbol “GIIXU”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GIIX”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GIIXW”. Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Parent Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Parent Warrants under the Exchange Act.

6.16 Contracts; No Defaults.

(a) Schedule 6.16(a) contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, Parent is a party or by which any of its assets are bound. True, correct and complete copies of the Contracts listed on Schedule 6.16(a) have been delivered to or made available to the Company or its agents or representatives.

(b) Each Contract of a type required to be listed on Schedule 6.16(a), whether or not set forth on Schedule 6.16(a), was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 6.16(a), whether or not set forth on Schedule 6.16(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Parent and, to the knowledge of Parent, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Parent, are enforceable by Parent in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) neither Parent nor, to the knowledge of Parent, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since February 26, 2021, Parent has not received any written or, to the knowledge of Parent, oral claim or notice of material breach of or material default under any such Contract; (iv) to the knowledge of Parent, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Parent or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) since February 26, 2021 through the date hereof, Parent has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

6.17 Investment Company Act; JOBS Act. None of Parent or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

6.18 Affiliate Agreements. Except as set forth on Schedule 6.18, none of Parent or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former officer, director or employee of any of Parent or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Parent Affiliate Agreement”).

6.19 Parent Stockholders. To the knowledge of Parent, no holder of the capital stock of Parent is a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and who will acquire a substantial interest in the Company as a result of the Transactions such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no such foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company after Closing.

6.20 PIPE Investment; Subscription Agreements. Parent has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the Subscribers in the aggregate have agreed, pursuant to the terms and subject to the conditions thereof, to purchase 31,055,000 shares of Parent Class A Stock for an aggregate purchase price equal to $310,550,000 (such transactions contemplated by the Subscription Agreements, collectively, the “PIPE Investment”). Each Subscription Agreement is in full force and effect with respect to, and is valid and binding upon, Parent and, to the knowledge of Parent, each Subscriber party thereto, and enforceable against Parent and, to the knowledge of Parent, each Subscriber party thereto in accordance with its terms. None of the Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Parent, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and, to the knowledge of Parent, as of the date of this Agreement none of the commitments contained in any Subscription Agreement has been withdrawn, terminated or rescinded by any Subscriber in any respect, in each case, except for such assignment or transfers contemplated by or permitted by the Subscription Agreements. As of the date hereof, there are no side letters or Contracts between any Subscriber, on the one hand, and Parent, First Merger Sub or Second Merger Sub, on the other hand, related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the Transactions other than as expressly set forth in this Agreement, the Subscription Agreements or any other Transaction Agreement and except as set forth in the Parent SEC Reports. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in or referenced in the Subscription Agreements and other than the conditions precedent contained in this Agreement. To the knowledge of Parent, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of Parent under the Subscription Agreements, (b) assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, constitute a failure to satisfy a condition on the part of Parent under the Subscription Agreements or (c) assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, result in any portion of the purchase price to be paid by any Subscriber in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, Parent has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Parent is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

ARTICLE VII

COVENANTS OF THE COMPANY

7.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to: (i) conduct and operate its business in the ordinary course consistent with past practice; (ii) preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with landlords, customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries; (iii) keep available the services of their present officers and other key employees and consultants; and (iv) maintain all material insurance policies of the Company and its Subsidiaries or substitutes therefor. To the extent that the Company has taken any COVID-19 Measures, the Company shall use commercially reasonable efforts to take reasonable precautions to mitigate the risk of COVID-19 exposure to employees, business partners, customers and other invitees onto Company-controlled premises, including compliance with directives and guidance from the Centers for Disease Control and Prevention, the United States Department of Labor and the Occupational Safety and Health Administration. Without limiting the generality of the foregoing, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except as permitted under Section 7.01(e) or in connection with the exercise of, or otherwise required under the terms of, any Company Stock Option, Company Convertible Promissory Note, Company Preferred Stock or Company Warrant issued and outstanding as of the date of this Agreement in accordance with its terms as of the date hereof, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such equity interests; (B) transactions between the Company and any of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company; and (C) purchases or redemptions pursuant to exercises of, or otherwise required under the terms of, any Company Organizational Document, Company Stock Option, Company Convertible Promissory Note, Company Preferred Stock or Company Warrant outstanding as of the date of this Agreement in accordance with its terms as of the date hereof, and including the withholding of shares to satisfy net settlement or Tax obligations with respect to such securities, as applicable, in accordance with the terms of such securities as of the date hereof;

(c) enter into, or amend or modify any material term of, terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under (i) any Contract of a type required to be listed on Schedule 5.13(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.13(a)), (ii) any lease related to the Leased Real Property or (iii) any collective bargaining or similar agreement (including agreements with works councils and trade unions) to which the Company or its Subsidiaries is a party or by which it is bound, other than, in the case of each of clauses “(i)” through “(iii),” entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d) sell, transfer, lease, license, sublicense, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company and its Subsidiaries, taken as a whole (including Owned Intellectual Property, Licensed Intellectual Property or Owned Company Software), except for dispositions of obsolete or worthless assets and other than in the ordinary course of business consistent with past practice;

(e) other than as required pursuant to Company Benefit Plans in effect on the date of this Agreement (or adopted or entered into after the date hereof in accordance with Schedule 7.01(e)) or applicable Law: (i) materially increase any compensation or benefits (including severance) of, or grant or provide any change in control, retention, sale bonus or similar payments or benefits to any current or former director, employee or individual independent contractor of the Company or any of its Subsidiaries with an annualized base compensation at or above $200,000 (other than annual merit-based or promotion-based base compensation increases in the ordinary course of business consistent with past practice or annual renewals of health or welfare benefit plans); (ii) adopt, enter into, materially amend or terminate any Company Benefit Plan or agreement, arrangement, policy or plan that would be a Company Benefit Plan if in effect on the date of this Agreement, or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound; (iii) grant or pay any severance or termination payments or benefits to any current or former director, employee, or individual independent contractor of the Company or any of its Subsidiaries with an annualized base compensation at or above $200,000; (iv) hire or terminate (other than for cause) any employee of the Company or any of its Subsidiaries at the level of vice president or above; (v) accelerate the vesting, payment or funding of any compensation or benefit to any current or former director, employee, or individual independent contractor of the Company or any of its Subsidiaries under any of the Company Benefit Plans; or (vi) except for grants of Company Stock Options to newly hired employees and individual independent contractors or in connection with promotions or refresh grants, in each case, in the ordinary course of business consistent with past practice, grant any equity or equity-based compensation awards;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);

(g) make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $3,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, employees, directors, agents or consultants, but excluding any of the Company’s Subsidiaries), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(i) (A) make, rescind or change any material Tax election (unless consistent with past practice); (B) settle or compromise any material Tax claim; (C) adopt, change or make a request to change any Tax accounting method or period; (D) file any material amendment to a Tax Return; (E) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (F) surrender any right to claim a material refund of Taxes; (G) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (H) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

(j) enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of the Company or its Subsidiaries to enter a new line of business;

(k) acquire any fee interest in real property;

(l) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed $500,000 in the aggregate;

(n) (i) issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, or (ii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(o) (i) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business or (ii) delay or accelerate payment of any account payable in advance of or beyond its due date or the date such liability would have been paid in the ordinary course of business;

(p) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(q) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(r) voluntarily fail to maintain, cancel or materially change coverage under any material insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties;

(s) implement any employee layoffs, plant closings or similar workplace events that, individually or in the aggregate, would give rise to any obligations or liabilities on the part of the Company or any of its Subsidiaries under WARN; or

(t) enter into any agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company or its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

7.02 Inspection. Subject to confidentiality obligations and similar restrictions (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, (i) afford to Parent and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and (ii) furnish Parent and its Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or any of its Subsidiaries as Parent or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Parent and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.03 Exercise of Company Warrants(a) . Prior to the Closing, the Company shall deliver to Parent evidence, reasonably satisfactory to Parent, that shares of Company Common Stock have been issued (or will be issued immediately prior to the Effective Time) to each holder of a Company Warrant in exchange for the cancellation and termination of such holder’s Company Warrants.

7.04 Mandatory Redemption. Prior to the Closing, the Company shall deliver to Parent evidence, reasonably satisfactory to Parent, that the Company has effected the Mandatory Redemption (as defined in the Company Certificate of Incorporation) pursuant to, and in accordance with, the Company Certificate of Incorporation.

7.05 Termination of Certain Agreements. At and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 7.05 to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or any of its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

7.06 No Parent Securities Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to require each of its controlled Affiliates not to, engage in any transactions involving the securities of Parent without the prior consent of Parent.

7.07 No Claim Against the Trust Account. The Company acknowledges that Parent is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company understands that Parent has established the Trust Account for the benefit of Parent’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in Parent’s final prospectus, dated February 26, 2021, and other Parent SEC Reports, the Parent Organizational Documents and the Trust Agreement. The Company further acknowledges and agrees that Parent’s sole assets consist of the cash proceeds of Parent’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions are not consummated by February 26, 2021 or such later date as approved by the Parent Stockholders to complete a Business Combination, Parent will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Parent to collect from the Trust Account any monies that may be owed to them by Parent or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement; provided, however, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the redemptions pursuant to the Offer and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account. This Section 7.07 shall survive the termination of this Agreement for any reason.

7.08 Company Financial Statements; Other Actions.

(a) The Company shall use reasonable best efforts to provide Parent, as promptly as practicable after the date hereof, audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows and statements of stockholders equity of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2020, in each case prepared in accordance with GAAP and Regulation S-X, and audited in accordance with the standards of the PCAOB, and unaudited interim financial statements prepared in accordance with GAAP and Regulation S-X covering the applicable periods required to be included in the Registration Statement. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice of not less than 24 hours, Parent and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Parent in connection with Parent’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) From and after the date on which the Registration Statement is declared effective under the Securities Act, the Company shall give Parent prompt written notice of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Parent and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Parent pursuant to this Section 7.08 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules or the Parent Schedules.

7.09 Company Stockholder Consent. The Company shall ensure that, within 24 hours after the execution and delivery of this Agreement, a stockholder written consent in substantially the form agreed by the parties as of the date hereof (the “Stockholder Written Consent”), duly executed and delivered by the requisite Company Stockholders and containing the Company Stockholder Approval, shall be delivered to Parent on behalf of the Company Stockholders. Concurrently with the delivery of the Stockholder Written Consent to Parent pursuant to the foregoing sentence, the Company shall deliver to Parent an investor representations letter in substantially the form attached hereto as Exhibit F, duly executed by each Company Stockholder that executes the Stockholder Written Consent.

7.10 Non-Solicitation. From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 11.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (a) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (b) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to any of its properties, books or records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (c) furnish any non-public information regarding the Company or any of its Subsidiaries or access to any of the properties, assets or employees of the Company or any of its Subsidiaries to any Person with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (e) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; (f) submit any Acquisition Proposal to the stockholders of the Company; or (g) resolve or agree to do any of the foregoing. The Company also agrees that, immediately following the execution of this Agreement, it shall, and shall cause each of its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, (i) cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with any Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal and (ii) terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries and within three Business Days of the execution of this Agreement, instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof.

ARTICLE VIII

COVENANTS OF PARENT

8.01 Indemnification and Insurance.

(a) From and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each current or former director, manager or officer, as the case may be, of the Company, Parent and their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Parent or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each D&O Indemnified Party, as provided in the applicable organizational documents or in any indemnification agreement with the Company, Parent or their respective Subsidiaries set forth on Schedule 8.01(a) shall survive the Closing and shall continue in full force and effect. For a period of six years after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, maintain in effect exculpation, indemnification and advancement of expenses provisions in the organizational documents of Parent, the Company and their respective Subsidiaries no less favorable to the D&O Indemnified Parties than the similar provisions included in the organizational documents of Parent, the Company and their respective Subsidiaries, to the extent applicable, as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent, the Company and their respective Subsidiaries with any D&O Indemnified Party as in effect as of immediately prior to the Closing Date, and Parent shall not, and shall cause the Surviving Entity and its Subsidiaries not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, in each case, except as required by Law; provided, however, that all rights to indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, honor, in accordance with their respective terms, each of the covenants contained in this Section 8.01 without limit as to time.

(b) Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of the Company or one or more of its Subsidiaries currently covered by a directors’ and officers’ liability insurance policy of the Company or one or more of its Subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Entity and its Subsidiaries, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 8.01(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the organizational documents of Parent, the Company or their respective Subsidiaries, as applicable, any other indemnification agreement or arrangement, any Law or otherwise. The obligations of Parent, the Surviving Entity, the Company and their respective Subsidiaries under this Section 8.01 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 8.01 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third party beneficiary of this Section 8.01.

(d) If Parent or, after the Closing, the Surviving Entity or its Subsidiaries, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity or its Subsidiaries, as applicable, assume the obligations set forth in this Section 8.01.

8.02 Conduct of Parent During the Interim Period.

(a) During the Interim Period, Parent shall, and shall cause its Subsidiaries to, except as set forth on Schedule 8.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Schedule 8.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, Parent shall not and shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement (or any other agreement relating to the Trust Account), the Parent Organizational Documents or the organizational documents of First Merger Sub or Second Merger Sub, or form or establish any other Subsidiary;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; (C) other than the redemption of any shares of Parent Class A Stock required by the Offer or as otherwise required by Parent’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent; or (D) effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization.

(iii) enter into, renew, amend or waive or release any material rights, claims or benefits under any Parent Affiliate Agreement (or any Contract, that if existing on the date hereof, would constitute a Parent Affiliate Agreement), including the Insider Letters;

(iv) enter into, or amend or modify any term of (in a manner adverse to Parent or any of its Subsidiaries (including, following the Effective Time, the Surviving Entity and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, (A) any Contract of a type required to be listed on Schedule 6.16(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 6.16(a)), (B) any Parent Benefit Plan (or plan that would be a Parent Benefit Plan if in effect on the date hereof) or (C) collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Parent or its Subsidiaries is a party or by which it is bound;

(v) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, or enter into any arrangement having the economic effect of any of the foregoing;

(vii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Parent Warrants outstanding on the date hereof in accordance with the terms thereof or (ii) the Transactions or (B) amend, modify or waive any of the terms or rights set forth in, any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or its Subsidiaries (other than the transactions contemplated by this Agreement);

(ix) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(x) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xi) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Parent and its Subsidiaries and their assets and properties;

(xii) create any material Liens (other than Permitted Liens) on any material property or assets of Parent, First Merger Sub or Second Merger Sub;

(xiii) engage in any material new line of business; or

(xiv) make, rescind or change any material Tax election (unless consistent with past practice); (B) settle or compromise any material Tax claim; (C) adopt, change or make a request to change any Tax accounting method or period; (D) file any material amendment to a Tax Return; (E) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (F) surrender any right to claim a material refund of Taxes; (G) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (H) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

(xv) enter into any agreement to do any action prohibited under this Section 8.02.

(b) During the Interim Period, Parent shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Parent Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Parent or its Subsidiaries may be a party.

Nothing contained in this Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of Parent or its Subsidiaries at any time. Prior to the Closing, each of the Parent and the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

8.03 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to Computershare (which notice Parent shall provide to Computershare in accordance with the terms of the Trust Agreement)), Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to Computershare pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any shares of Parent Class A Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Parent Expenses pursuant to Section 3.10 and the payment of cash in lieu of the issuance of any fractional shares pursuant to Section 3.09; (c) the repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses “(a),” “(b)” and “(c),” to be disbursed to Parent.

8.04 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Parent or its Subsidiaries by third parties that may be in Parent’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Parent would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Parent or any of its Subsidiaries is bound, Parent shall (a) afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of Parent, and (b) furnish the Company and its Representatives with all financial and operating data and other information concerning the affairs of Parent that are in the possession of Parent as the Company or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

8.05 Parent Nasdaq Listing. Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on Nasdaq at the Closing. From the date hereof through the Closing, Parent shall use reasonable best efforts to ensure Parent remains listed as a public company on, and for shares of Parent Class A Stock to be listed on, Nasdaq.

8.06 Parent Public Filings. From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

8.07 Section 16 Matters. Prior to the Closing, the Parent Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Class A Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

8.08 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Parent shall take all actions necessary or appropriate to cause: (a) the number and classes of directors constituting the Parent Board to be such number and classes as is specified by the Company pursuant to written notice to Parent prior to the effectiveness of the Registration Statement; (b) the directors and executive officers of Parent listed on Schedule 8.08(b) to have been removed from their respective positions or to have tendered their irrevocable resignations, in each case effective as of the Effective Time; (c) the individuals designated by the Company pursuant to written notice to Parent prior to the effectiveness of the Registration Statement to be elected as members of the designated class of the Parent Board, effective as of immediately after the Effective Time; and (d) the individuals set forth on Schedule 8.08(d) (as may be updated by the Company prior to Closing following written notice to Parent), to be the executive officers of Parent, effective as of immediately after the Effective Time. On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals designated pursuant to Section 8.08(b) and Section 8.08(d), which indemnification agreements shall continue to be effective following the Closing.

8.09 Exclusivity. During the Interim Period, Parent shall not, and shall not permit any of its Affiliates or Representatives to, take, directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their respective Affiliates or Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives. Parent shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

8.10 Bylaws. Prior to the consummation of the Transactions, Parent shall adopt the Parent A&R Bylaws.

8.11 Insider Letters. Pursuant to those certain letter agreements, dated as of March 1, 2021 (collectively, the “Insider Letters”), entered into by and between Parent and each of Alec Gores, Randall Bort, Jeffrey Rea, William Patton, Mark R. Stone, Andrew McBride (collectively, the “Insiders”) and the Sponsor, the Insiders and the Sponsor agreed to, among other things, vote all of the shares of the capital stock of Parent they hold to approve the Transaction Proposal at the Special Meeting (the “Approval Requirement”) and not to redeem such shares in connection with the Offer (the “Non-Redemption Requirement”). Parent hereby agrees to enforce the terms and conditions of the Insider Letters, including the Approval Requirement and the Non-Redemption Requirement, in connection with the Transactions.

8.12 Waiver and Share Surrender Agreement. Parent shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, the Waiver and Share Surrender Agreement. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy (or cause the satisfaction of) on a timely basis and in all material respects all conditions and covenants applicable to Parent in the Waiver and Share Surrender Agreement. Parent hereby agrees to enforce the terms and conditions of the Waiver and Share Surrender Agreement in connection with the Transactions.

8.13 PIPE Investment. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the Subscribers’ obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at or prior to Closing, (iii) enforce its rights under the Subscription Agreements and (iv) consummate the PIPE Investment when required pursuant to this Agreement.

(b) Unless otherwise approved in writing by the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not permit any material amendment or modification to be made to, any material waiver (in whole or in part) of, or provide consent to materially modify, any Subscription Agreement. Notwithstanding the foregoing, in no event shall the consent of the Company be required for any assignment by the Sponsor of its commitment pursuant to its Subscription Agreement or any amendment to such Subscription Agreement to evidence any such assignment.

ARTICLE IX

JOINT COVENANTS

9.01 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, or the obligations of the Company and Parent with respect to the notifications, filings, reaffirmations and applications described in Section 9.05, which obligations shall control to the extent of any conflict with the provisions of this Section 9.01, each of Parent and the Company shall, and shall cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Parent, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, including any material, required consents and approvals of parties to Contracts with the Company or any of its Subsidiaries; (c) terminate or cause to be terminated those agreements listed on Schedule 7.05; and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

9.02 Preparation of Registration Statement; Special Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Parent Class A Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond as promptly as practicable to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each party shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement to be mailed to stockholders of Parent.

(b) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Parent Class A Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Parent Organizational Documents. Each of Parent and the Company shall provide the other party with copies of any written comments, and shall inform such other parties of any oral comments, that Parent or the Company, as applicable, receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Parent agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to the: (i) approval of the Business Combination (as defined in the Certificate of Incorporation) (the “Transaction Proposal”); (ii) approval of the Parent A&R Charter (the “Amendment Proposal”) and each change to the Parent A&R Charter that is required to be separately approved; (iii) approval of the issuance of shares of Parent Class A Stock pursuant to Section 3.01 under applicable Nasdaq rules (the “Issuance Proposal”); (iv) approval and adoption of the Parent Incentive Plan (the “Parent Incentive Plan Proposal”); (v) approval and adoption of the Parent Performance Plan (the “Parent Performance Plan Proposal”); (vi) election of the members of the board of directors of Parent in accordance with Section 8.08 (the “Election Proposal”); and (vii) approval of any other proposals reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (the “Additional Proposal” and, collectively with the Transaction Proposal, the Amendment Proposal, the Issuance Proposal, the Election Proposal, the Parent Incentive Plan Proposal and the Parent Performance Plan Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s stockholders at the Special Meeting.

(d) Parent shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL; (ii) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with applicable Law, including the DGCL; and (iii) solicit proxies from the holders of Parent Class A Stock to vote in accordance with the recommendation of the Parent Board with respect to each of the Proposals. Parent shall, through the Parent Board, recommend to its stockholders that they approve the Proposals (the “Parent Board Recommendation”) and shall include the Parent Board Recommendation in the Proxy Statement, unless the Parent Board shall have changed the recommendation in accordance with Section 9.02(e).

(e) The Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Parent Change in Recommendation”). Notwithstanding anything in this Section 9.02 to the contrary, if, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with its outside legal counsel, that in response to a Parent Intervening Event, the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Parent Board may, prior to obtaining the Parent Stockholder Approval, make a Parent Change in Recommendation; provided, however, that Parent shall not be entitled to make, or agree or resolve to make, a Parent Change in Recommendation unless (i) Parent delivers to the Company a written notice (a “Parent Intervening Event Notice”) advising the Company that the Parent Board proposes to take such action and containing the material facts underlying the Parent Board’s determination that a Parent Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (such period from the time the Parent Intervening Event Notice is provided until 5:00 p.m. New York City time on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (it being understood that any material development with respect to a Parent Intervening Event shall require a new notice but with an additional three Business Day (instead of four Business Day) period from the date of such notice, the “Parent Intervening Event Notice Period”)), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, Parent will, and will use its reasonable best efforts to cause its Representatives to, during the Parent Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Parent Change in Recommendation.

(f) Notwithstanding the foregoing provisions of this Section 9.02, if on a date for which the Special Meeting is scheduled, (i) Parent has not received proxies representing a sufficient number of shares of Parent Class A Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, (ii) additional time for any supplemental or additional disclosure required to be disseminated to the Parent Stockholders is required to be so disseminated and reviewed by the Company Stockholders or (iii) Parent is required to postpone or adjourn the Parent Stockholder Meeting by applicable law, order or a request from the SEC or its staff, Parent shall have the right to, and if requested by the Company Parent shall, make one or more successive postponements or adjournments of the Special Meeting for no more than ten Business Days (per such postponement or adjournment, as applicable) later than the most recently postponed or adjourned meeting date or to a date as may be agreed between Parent and the Company acting reasonably (it being understood that, in the event of any postponement or adjournment pursuant to the foregoing, the Special Meeting shall not be held later than three Business Days prior to the Termination Date); provided, however, that (A) Parent shall not postpone or adjourn the Special Meeting more than two times pursuant to clause (i) hereof, (B) the Company may not request the postponement or adjournment of the Special Meeting more than once and (C) any postponement or adjournment of the Special Meeting shall not require Parent to modify the previously established record date for the Special Meeting.

9.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement and the Transactions, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement.

(c) Parent shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. Prior to the Closing, Parent and the Company shall prepare and mutually agree upon a joint press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the mutually agreed Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

9.04 Confidentiality; Communications Plan.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of Parent, First Merger Sub, Second Merger Sub or the Company will make any public announcement or issue any public communication regarding this Agreement, any other agreements contemplated hereby or any of the transactions contemplated hereby or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or the prior written consent of Parent, in the case of a public announcement by the Company (such consent, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law, the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; (ii) internal announcements to employees of the Company and its Subsidiaries, to the extent provided for in the Communications Plan; (iii) subject to any other requirements or obligations of the parties set forth in this Agreement, announcements and communications to Governmental Authorities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement, in which case the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; and (iv) communications by the Company and its Subsidiaries to customers and suppliers of the Company and its Subsidiaries for purposes of seeking any consents and approvals required in connection with the Transactions.

9.05 Regulatory Approvals. As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within 10 Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Authority in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Parent and the Company will each promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Parent and the Company will each promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Authority regarding any of the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to any of the Transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or any of the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend; (v) keep each other reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Authority, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of Parent and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 9.05 as “outside-counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers or directors of the receiving party without the advance written consent of the party supplying such materials or information. Parent shall pay any filing fees required by Governmental Authorities, including filing fees in connection with filings under the HSR Act. Parent, First Merger Sub and Second Merger Sub (and their respective Affiliates, if applicable) shall not, either alone or acting in concert with others, take any action that could reasonably be expected to materially increase the risk of not achieving or of materially delaying the approval of any Governmental Authority, or the expiration or termination of any waiting period under the HSR Act or other Antitrust Laws, including by acquiring or offering to acquire any other person, or the assets of, or equity in, any other Person. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, each of Parent, First Merger Sub and Second Merger Sub shall: (A) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise (1) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and (2) any other restrictions on the activities of the Company; provided, however, that Parent, First Merger Sub and Second Merger Sub (and their respective Affiliates, if applicable) shall not be required to take (and the Company shall not take, without the prior written consent of Parent) any action under this Section 9.05 if such action would, individually or in the aggregate, result in a material adverse effect on the Company (and for the avoidance of doubt, none of the foregoing actions contemplated by this Section 9.05(A) shall be taken by Parent or its Affiliates without the prior written consent of the Company); and (B) use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

9.06 Parent Plans.

(a) Prior to the Closing, the Parent Board shall approve and adopt (a) the Founder Performance Incentive and Parent Earn Out Plan (the “Parent Performance Plan”), the general terms and conditions of which are set forth on Schedule 9.06(a), and (b) an equity incentive plan (the “Parent Incentive Plan”), which will permit the issuance of incentive awards to receive shares of Parent Class A Stock. At the Special Meeting, Parent shall solicit approval from Parent’s stockholders of each of the Parent Performance Plan and the Parent Incentive Plan. Subject to approval of the Parent Performance Plan and the Parent Incentive Plan by Parent’s stockholders, following the Effective Time Parent shall file an effective Form S-8 Registration Statement with the SEC with respect to the shares of Parent Class A Stock issuable under the Parent Performance Plan and the Parent Incentive Plan and shall use commercially reasonable efforts to maintain the effectiveness of such Form S-8 Registration Statement for so long as awards granted pursuant to the Parent Performance Plan and the Parent Incentive Plan remain outstanding.

(b) The number of shares of Parent Class A Stock reserved for issuance under the Parent Incentive Plan (i) shall equal (A) 10.0% of the shares of Parent Class A Stock outstanding as of (and after giving effect to) the Closing in the aggregate on an as-converted basis, plus (B) the number of shares of Parent Class A Stock underlying all Rollover Options assumed by Parent pursuant to Section 3.06, and (ii) will automatically increase each year, for a period of not more than 10 years, by an amount equal to 2.0% of the then outstanding shares of Parent Class A Stock. The number of shares of Parent Class A Stock reserved for issuance under the Parent Performance Plan shall equal the Plan Allocable Amount plus an additional number of shares equivalent to, but separate from, the Aggregate Earn Out Shares Amount.

9.07 FIRPTA. On or prior to the Closing Date, the Company shall deliver to Parent a valid certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company in the form set forth as Exhibit E.

9.08 A&R Registration Rights Agreement. At the Closing, (a) Parent shall deliver to the Company a copy of the A&R Registration Rights Agreement duly executed by Parent, and (b) the Company shall deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by the Company, and shall use reasonable best efforts to cause each applicable Company Stockholder to deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by such Company Stockholder.

ARTICLE X

CONDITIONS TO OBLIGATIONS

10.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after completion of the Offer and prior to the Closing.

(d) Required Parent Stockholder Approval. The Required Parent Stockholder Approval shall have been obtained.

(e) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(f) Nasdaq Listing. The shares of Parent Class A Stock to be issued in connection with the Closing shall have been approved for listing on Nasdaq, subject only to (i) the requirement to have a sufficient number of round lot holders and (ii) official notice of listing.

(g) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

10.02 Additional Conditions to Obligations of Parent. The obligations of Parent to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties.

(i) Each of the Company Representations contained in (A) the first sentence of Section 5.01(a) (Due Incorporation), (B) Section 5.03 (Due Authorization), (C) Section 5.06 (Capitalization), (D) Section 5.17 (Brokers’ Fees) and (E) Section 5.23 (Affiliate Arrangements) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The Company Representations contained in Section 5.21(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made.

(iii) Each of the Company Representations (other than the Company Representations described in Sections 10.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge of such officer, the conditions specified in Section 10.02(a) and Section 10.02(b) have been fulfilled.

10.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the Parent and Merger Sub Representations (other than the Parent and Merger Sub Representations contained in Section 6.01(a) (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Trust Account), Section 6.10 (Brokers’ Fees) and Section 6.14 (Capitalization)) shall be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on Parent, First Merger Sub and Second Merger Sub, taken as a whole, or a material adverse effect on Parent’s First Merger Sub’s and Second Merger Sub’s ability to consummate the Transactions, including the Mergers.

(ii) The Parent and Merger Sub Representations contained in Section 6.01(a) (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Trust Account), Section 6.10 (Brokers’ Fees) and Section 6.14 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b) Agreements and Covenants. Each of the covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate signed by an officer of Parent, dated as of the Closing Date, certifying that, to the knowledge of such officer, the conditions specified in Section 10.03(a) and Section 10.03(b) have been fulfilled.

(d) Parent A&R Charter. The Certificate of Incorporation shall be amended and restated in the form of the Parent A&R Charter.

(e) Minimum Cash. The Closing Parent Cash shall equal or exceed $550,000,000.

ARTICLE XI

TERMINATION/EFFECTIVENESS

11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Parent;

(b) prior to the Closing, by written notice to the Company from Parent if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before July 13, 2022 (the “Termination Date”); or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(b)(ii) shall not be available if Parent’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) prior to the Closing, by written notice to Parent from the Company if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to exercise its commercially reasonable efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; (ii) the Closing has not occurred on or before the Termination Date; or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(d) by written notice from either the Company or Parent to the other party, if the Required Parent Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from the Company to Parent prior to obtaining the Required Parent Stockholder Approval if the Parent Board shall (i) have made a Parent Change in Recommendation or (ii) have failed to include the Parent Board Recommendation in the Proxy Statement distributed to Parent’s stockholders; or

(f) by Parent, if the Stockholder Written Consent containing the Company Stockholder Approval shall not have been duly executed and delivered to the Company and to Parent within 24 hours after the execution and delivery of this Agreement.

11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Section 7.07, Section 9.04, this Section 11.02 and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

12.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement.

12.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given: (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and if emailed outside of normal business hours as of the immediately following Business Day), addressed as follows:

(i)	If to Parent, First Merger Sub or Second Merger Sub, to:

Gores Holdings VIII, Inc.

6260 Lookout Road

Boulder, CO 80301

Attn:             Andrew McBride

E-mail:         amcbride@gores.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attn:             Kyle C. Krpata

                      James R. Griffin

E-mail:         kyle.krpata@weil.com

                      james.griffin@weil.com

(ii)	If to the Company to:

Footprint International Holdco, Inc.

Troy Swope

250 E. Germann Rd

Gilbert, AZ 85291

Attn:             Troy Swope

E-mail:         Swope@footprintus.com

with a copy (which shall not constitute notice) to:

Footprint International Holdco, Inc.

Stephen T. Burdumy

250 E. Germann Rd

Gilbert, AZ 85291

Attn:             Stephen T. Burdumy

E-mail:         Burdumy@footprintus.com

and

Kirkland & Ellis LLP

3330 Hillview Avenue

Palo Alto, CA 94304

Attn:             Adam D. Phillips

                      Edward J. Lee

                      Francisco J. Morales Barrón

E-mail:         aphillips@kirkland.com

                      edward.lee@kirkland.com

                      francisco.morales@kirkland.com

or to such other address or addresses as the parties may from time to time designate in writing.

12.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

12.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) in the event the Closing occurs, the present and former officers and directors of the Company and Parent (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 12.14 and 12.16.

12.05 Expenses. Except as otherwise provided herein (including Section 3.10), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby (whether or not such transactions are consummated), including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing occurs, Parent shall pay or cause to be paid, in accordance with Section 3.10, (a) the Outstanding Company Expenses to the extent not paid by the Company prior to the Closing and (b) the Outstanding Parent Expenses to the extent not paid by Parent prior to the Closing. For the avoidance of doubt, any payments to be made (or to be caused to be made) by Parent pursuant to this Section 12.05 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

12.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.08 Schedules and Exhibits. The Company Schedules, the Parent Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Company Schedules, Parent Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Company Schedules and the Parent Schedules is included solely for informational purposes and the convenience of Parent, First Merger Sub and Second Merger Sub or the Company, as applicable. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Schedules or the Parent Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Schedules or the Parent Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in Company Schedules or the Parent Schedules is or is not material for purposes of this Agreement. The inclusion of any item in the Company Schedules or the Parent Schedules shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Law, (b) an admission of any liability or obligation to any third party or (c) to establish a standard of materiality. In addition, under no circumstances shall the disclosure of any matter in the Company Schedules or the Parent Schedules, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Material Adverse Effect, as applicable.

12.09 Entire Agreement. This Agreement (together with the Company Schedules, the Parent Schedules and the Exhibits to this Agreement), the Confidentiality Agreement and the other Transaction Agreements collectively constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement, the Confidentiality Agreement and the other Transaction Agreements.

12.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 11.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 12.10.

12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

12.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of such Action is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction.

12.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, First Merger Sub or Second Merger Sub under this Agreement of or for any claim based on, arising out of or related to this Agreement or the transactions contemplated hereby.

12.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XII.

12.16 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Parent and Merger Sub Representations constitute the sole and exclusive representations and warranties of Parent, First Merger Sub and Second Merger Sub; (d) except for the Company Representations made by the Company and the Parent and Merger Sub Representations made by Parent, First Merger Sub and Second Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement, and all other representations and warranties of any kind or nature express or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or any of its Subsidiaries); and (e) none of the parties hereto or any of their respective Affiliates are relying on any representations or warranties in connection with the transactions contemplated hereby, except that the parties may rely on the Company Representations made by the Company, the Parent and Merger Sub Representations made by Parent, First Merger Sub and Second Merger Sub and the other representations expressly made by a Person in the A&R Registration Rights Agreement.

12.17 Privileged Communications. Each of Parent and the Company, for itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), hereby irrevocably acknowledges and agrees that all communications, written or oral, between the Company and its Subsidiaries or any of the holders of

Company Common Stock, Company Preferred Stock or other Company equity interests or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), on the one hand, and their counsel, including Kirkland & Ellis LLP, on the other hand, that are made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company and its Subsidiaries notwithstanding the Mergers, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with their respective Affiliates, Subsidiaries, successors and assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company), in any Action against or involving any of the parties after the Closing or in any way adverse to the Company, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, First Merger Sub, Second Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer

FRONTIER MERGER SUB, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

FRONTIER MERGER SUB II, LLC

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Manager

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, First Merger Sub, Second Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:	/s/ Stephen T. Burdumy
Name: Stephen T. Burdumy
Title: Managing Director, Chief Legal Officer, and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form A&R Registration Rights Agreement

[Intentionally Omitted]

EXHIBIT B

Form of A&R Certificate of Incorporation of Parent

[Intentionally Omitted]

EXHIBIT C

Form of A&R Bylaws of Parent

[Intentionally Omitted]

EXHIBIT D

Form of Letter of Transmittal

[Intentionally Omitted]

EXHIBIT E

Form of FIRPTA Certificate

[Intentionally Omitted]

EXHIBIT F

Form of Investor Representations Letter

[Intentionally Omitted]

Exhibit 10.1

GORES HOLDINGS VIII SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT is entered into this 13th day of December, 2021 (this “Subscription Agreement”), by and between Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), and the undersigned (“Subscriber”).

WHEREAS, the Company concurrently herewith is entering into that certain Agreement and Plan of Merger, dated as of the date hereof, substantially in the form provided to Subscriber (the “Merger Agreement”), pursuant to which the Company will acquire Footprint International (“Target”), on the terms and subject to the conditions set forth therein (the “Transactions”);

WHEREAS, in connection with the Transactions, on the terms set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Company that number of shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Shares”), set forth on the signature page hereto (the “Acquired Shares”), for a purchase price of $10.00 per share (“Per Share Purchase Price”), or the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company on or prior to the Closing (as defined below); and

WHEREAS, in connection with the Transactions, certain other “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)), or “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (each an “Other Subscriber”), have entered into subscription agreements (the “Other Subscription Agreements”) with the Company substantially similar to this Subscription Agreement pursuant to which such Other Subscribers, together with Subscriber, have agreed severally and not jointly, to purchase, and the Company has agreed to issue and sell to such Subscriber and Other Subscribers, on the Closing Date 31,055,000 Class A Shares, in the aggregate, at a purchase price of $10.00 per share.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior thereto. Not less than five (5) business days prior to the anticipated closing date of the Transactions (the “Closing Date”), the Company shall provide written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) that the Company reasonably expects all conditions to the closing of the Transactions to be satisfied prior to or on the anticipated Closing Date set forth in the Closing Notice, and (iii) instructions for wiring the Purchase Price for the Acquired Shares. Subscriber shall deliver to the Company at least two (2) business days prior to the anticipated Closing Date set forth in the Closing Notice, to be held in escrow by the Company until the Closing, the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. On the Closing Date, the Company shall deliver to Subscriber (x) the Acquired Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber and (y) as promptly as practicable (but not later than one (1) business day after the Closing Date), written notice from the transfer agent of the Company evidencing the issuance to Subscriber of the Acquired Shares on and as of the Closing Date, and the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber. In the event the Closing does not occur within three (3) business days of the anticipated Closing Date set forth in the Closing Notice, the Company shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber (without any deduction for or on account of any tax, withholding, charges or set-off), and any book entries or share certificates representing the Acquired Shares shall be deemed cancelled and any such share certificates shall be promptly (but not later than one (1) business day thereafter) returned to the Company; provided, however, that unless this Subscription Agreement has been terminated pursuant to Section 6 hereof, such return of funds will not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Acquired Shares on the Closing Date upon the delivery by the Company of a subsequent Closing Notice in accordance with this Section 2. For the purposes of this Subscription Agreement, “business day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

b. The Closing shall be subject to the conditions that:

(i) no suspension of the qualification of the Acquired Shares for offering or sale or trading in any jurisdiction, or initiation or threatening in writing of any proceedings for any of such purposes, shall have occurred;

(ii) (x) all representations and warranties of the Company and Subscriber contained in this Subscription Agreement shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and (y) as of the Closing Date, each party shall have performed, satisfied and complied in all material respects with its agreements hereunder required to be performed, satisfied or complied with by it at or prior to Closing (with consummation of the Closing constituting a reaffirmation by each of the Company and Subscriber of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Closing Date);

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(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restricting, prohibiting or enjoining consummation of the transactions contemplated hereby;

(iv) there shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that Subscriber would reasonably expect to receive under the Subscription Agreement, unless Subscriber has consented in writing to such modification, amendment or waiver; and

(v) all conditions precedent set forth in this Subscription Agreement and to the closing of the Transactions set forth in the Merger Agreement, including the approval of the Company’s stockholders, the approval for listing of the Acquired Shares for listing on Nasdaq, and any other regulatory approvals, if any, shall have been satisfied or (to the extent permitted by applicable law) waived by the parties to the applicable agreement who are the beneficiaries to such conditions precedent and the Transactions shall have been or will be consummated substantially concurrently with the Closing.

c. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement; provided, that in no event shall Subscriber be required hereunder to execute any lock-up or similar market standoff agreement or any other agreement restricting the transfer of the Acquired Shares issued pursuant to this Subscription Agreement.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

a. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. The Acquired Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the Delaware General Corporation Law.

c. This Subscription Agreement has been duly authorized, executed and delivered by the Company and assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber, is the valid and binding obligation of the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws

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relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing on or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution and delivery by the Company of this Subscription Agreement and the performance by the Company of its obligations hereunder (including, without limitation, the issuance of the Class A Shares and Acquired Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”) (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Capital Market (“Nasdaq”) or such other applicable stock exchange on which the Company’s common stock is then listed and (iv) failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined below).

d. As of their respective dates, all reports (“SEC Reports”) filed by the Company with the SEC complied in all material respects with the requirements of the Securities Act and the Securities and Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the entities subject thereto as of and for the dates thereof and the results of operations and cash flows of such entities for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Company has timely filed each report, statement, schedule, prospectus, and registration statement, as applicable, that the Company was required to file with the SEC since its initial registration of the Class A Shares under the Exchange Act. There are no material outstanding or unresolved comments in comment letters from the SEC with respect to any of the SEC Reports.

e. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Company to Subscriber hereunder. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

f. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined below), as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

g. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined below).

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h. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares on Nasdaq or to deregister the Class A Shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act.

i. The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares. The Company has taken no action that is designed to terminate the listing of the Class A Shares on Nasdaq or the registration of the Class A Shares under the Exchange Act.

j. The execution and delivery of this Subscription Agreement, the issuance and sale of the Acquired Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

k. The Company is not, and immediately after receipt of payment for the Acquired Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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l. As of the date of this Subscription Agreement and as of immediately prior to Closing, the authorized capital stock of the Company consists of (i) 400,000,000 Class A Shares, of which 34,500,000 shares are issued and outstanding, (ii) 40,000,000 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Class F Shares”), of which 8,625,000 shares are issued and outstanding, and (iii) 1,000,000 shares of the Company’s preferred stock, par value $0.0001 per share (the “Preferred Shares”), none of which are issued and outstanding. As of the date of this Subscription Agreement and as of immediately prior to Closing, the Company has public warrants to purchase 4,312,500 Class A Shares at a price of $11.50 per share outstanding and private placement warrants to purchase 2,966,666 Class A Shares at a price of $11.50 per share outstanding (collectively, the “Warrants”). No Warrants are or will be exercisable at or prior to the Closing. All issued and outstanding Class A Shares and Class F Shares have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to preemptive rights. All outstanding Warrants have been duly authorized and validly issued. As of the date hereof, except as set forth above in this Section 3(k) and pursuant to (i) this Subscription Agreement and the Other Subscription Agreements or (ii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Shares, Class F Shares, Preferred Shares or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Frontier Merger Sub II, LLC and Frontier Merger Sub, Inc., and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Sub), whether incorporated or unincorporated.

m. Other than as set forth in the Merger Agreement, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transactions; provided, that any such holders will waive any such anti-dilution or similar provisions in connection with the Transactions.

n. Notwithstanding anything to the contrary contained in Section 3 of this Agreement, no representation or warranty is made by the Company as to the accounting treatment of its issued and outstanding warrants or any other changes in accounting arising in connection with any required restatement or revision of the Company’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or any other required changes in the Company’s historical financial statements and SEC Reports.

o. Except for placement fees payable to the Placement Agents (defined below), the Company has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Company.

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4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

a. If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

b. If Subscriber is not an individual, this Subscription Agreement has been duly authorized, executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming this Subscription Agreement constitutes the valid and binding agreement of the Company, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c. The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber and its subsidiaries, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “institutional accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “institutional accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares.

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e. Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to offers and sales qualify as “offshore transactions” within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not immediately be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to transfer restrictions under the Securities Act and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

f. Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by (i) Deutsche Bank Securities Inc. (“Deutsche Bank”), Goldman, Sachs & Co. LLC (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) acting as placement agents (together, the “Placement Agents”) for the Company, or their respective affiliates or any of their respective control persons, officers, directors or employees or (ii) the Company or its affiliates or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in Section 3 of this Subscription Agreement. Subscriber further acknowledges that each of Goldman Sachs and Credit Suisse has been engaged as financial adviser, and in the case of Credit Suisse only, capital markets advisor to the Target in connection with the Transactions. Subscriber acknowledges that Deutsche Bank Securities Inc. will separately receive deferred underwriting commissions, as disclosed in the Company’s final prospectus relating to its initial public offering dated February 24, 2021, upon the closing of the Transactions.

g. Subscriber represents and warrants that its acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

h. In making its decision to purchase the Acquired Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and has not relied on any statements or other information provided by the Placement Agents, any of their respective affiliates or any of their respective control persons, officers, directors or employees concerning the Company, Target, the Transactions or the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received and reviewed such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including but not limited to the Company’s SEC Reports and the investor presentation

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provided by the Company. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. Subscriber acknowledges and agrees that (i) none of the Placement Agents, or any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired and (ii) none of the Placement Agents nor any of their respective affiliates has made available to Subscriber any disclosure or offering document in connection with the offer and sale of the Acquired Shares. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company, Target or the quality or value of the Acquired Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or Target which Subscriber agrees need not be provided to it. In connection with the issuance of the Acquired Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as (i) an underwriter, initial purchaser, dealer or in any other such capacity to Subscriber nor (ii) as a financial advisor or fiduciary to Subscriber in connection with the transactions contemplated hereby. Subscriber acknowledges and agrees that none of the Placement Agents will have responsibility with respect to (i) any representations, warranties, or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the financial condition, business, or any other matter concerning the Company or the transactions contemplated hereby. Subscriber agrees that none of the Placement Agents, or their affiliates, respective control persons, officers, directors or employees shall be liable to any Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Acquired Shares.

i. Subscriber became aware of this offering of the Acquired Shares solely by means of contact from the Placement Agents and the Acquired Shares were offered to Subscriber solely by contact between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means, and The Gores Group LLC or its affiliates did not act as investment adviser, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an “institutional account” as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. Subscriber understands and acknowledges that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

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k. Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

l. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

m. Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that, to the extent required, Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. Subscriber further represents and warrants that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

n. At the Closing, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

o. Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

p. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in

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section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that it has not relied on the Company or any of its affiliates as the Plan’s fiduciary, or for fiduciary or investment advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Company or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

q. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber agrees that neither (i) any other Subscriber pursuant to another Subscription Agreement or any other agreement related to the private placement of Class A Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Company, its affiliates or any of their respective control persons, officers, directors, partners, agents, employees or representatives, shall be liable to any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of Class A Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares hereunder.

5. Registration Rights.

a. The Company agrees that, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Deadline”), the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement to register under and in accordance with the provisions of the Securities Act, the offer, sale and distribution of all Registrable Securities (as defined below) on Form S-3 or any similar or successor short form registration statement that may be available at such time (which shall be filed pursuant to Rule 415 under the Securities Act as a secondary-only registration statement), or if the Company is ineligible to use Form S-3, on Form S-1 or any similar or successor long form registration statement (the “Registration Statement”) (it being understood that as of the date of this Subscription Agreement, the Company would not be eligible to use Form S-3 on the Filing Deadline). The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than sixty (60) calendar days following the Filing Deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) calendar days after the Filing Deadline if the Registration Statement is reviewed by, and receives comments from, the SEC, but in no event shall it be extended more than ten (10) calendar days after the date the SEC notifies the Company that it will have no further review; provided, however, that the Company’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the

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securities of the Company held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Company to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that in connection therewith the Subscriber shall not be required to execute any lockup or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. The Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period and including with respect to the effectiveness thereof or in the event the Registration Statement must be supplemented, amended or suspended; provided, however, that the Company may not delay or suspend a particular Registration Statement for a period of more than sixty (60) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Notwithstanding anything to the contrary set forth herein, the Company shall not, when advising Subscriber of any such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of such events constitutes material, nonpublic information regarding the Company. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Acquired Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Acquired Shares which is equal to the maximum number of Acquired Shares as is permitted to be registered by the SEC. In such event, the number of Acquired Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and, as promptly as practicable after being permitted to register additional Acquired Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Subscribed Shares and cause such amendment or new Registration Statement to become effective as promptly as practicable. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement, or another registration statement that includes the Registrable Securities to be sold pursuant to this Agreement, until all such securities cease to be Registrable Securities (as defined below) or such shorter period upon which all Subscribers with Registrable Securities included in such Registration Statement have notified the Company that such Registrable Securities have actually been sold. The Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement or Rule 144 of the Securities Act, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange, update or amend the Registration Statement as necessary to include Registrable Securities and provide customary notice to holders of Registrable Securities. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. In the event that the Company files a Registration Statement on Form S-1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. “Registrable Securities” shall mean, as of any date of determination, the Acquired Shares and any other equity security of the Company issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution,

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recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities (i) when they are sold, transferred, disposed of or exchanged pursuant to an effective Registration Statement under the Securities Act, (ii) the earliest of (A) two (2) years following the Closing, (B) such time that such holder has disposed of such securities pursuant to Rule 144 or (C) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the reporting requirement preceding a disposition of securities, such time that such holder is able to dispose of all of its, his or her Registrable Securities pursuant to Rule 144 without any volume limitations thereunder, (iii) when they shall have ceased to be outstanding and (iv) when such securities have been sold in a private transaction. The Company will provide a draft of the Registration Statement to Subscriber for review at least (2) business days in advance of filing the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw its Acquired Shares from the Registration Statement.

b. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable out-of-pocket costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber or on behalf of Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Acquired Shares by Subscriber.

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c. Subscriber shall, severally and not jointly with any Other Subscriber or any selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation.

d. If the Acquired Shares are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144, then, at Subscriber’s request, the Company will cause its transfer agent to promptly remove any restrictive legend. In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Shares without any such legend; provided that, (i) the Company and its counsel may request and rely upon customary representations from the Subscriber in connection with delivery of such opinion and (ii) notwithstanding the foregoing, the Company and its counsel will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

e. Subscriber agrees that neither the Placement Agents nor any of their respective control persons, officers, directors or employees shall be liable to Subscriber in connection with its purchase of the Acquired Shares absent gross negligence, bad faith or willful misconduct on the part of any such Placement Agents or any of their respective control persons, officers, directors or employees.

6. Termination. Except as expressly set forth herein, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) 30 days after the Termination Date (as defined in the Merger Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of Subscriber’s obligations hereunder and (d) if any of the conditions to Closing set forth in Section 2 are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not or will not be consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including for the avoidance of

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doubt Subscriber’s willful breach of Section 2(b)(ii) with respect to its representations and warranties as of the Closing Date) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Shares, the Company shall promptly (but not later than one (1) business day after the date of such termination) return the Purchase Price to Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.

7. Trust Account Waiver. Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated February 24, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of the Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Company, its public stockholders and the underwriters of the Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 7 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against Company’s assets or funds that are not held in the Trust Account or (z) be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of Subscriber’s record or beneficial ownership of shares of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

8. Miscellaneous.

a. Subscriber acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if any of Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Company acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Company contained in this Subscription Agreement. Subscriber acknowledges and agrees that each purchase by Subscriber of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

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b. Each of the Company, the Placement Agents and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

c. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Acquired Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of the Company; provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to a person or entity that is, and at all times following such assignment remains, a controlled affiliate of Subscriber, provided that no such assignment shall relieve Subscriber of any of its obligations under this Agreement, and such person or entity executes a counterpart to this Subscription Agreement or a joinder agreement in form and substance satisfactory to the Company.

d. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e. The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Company agrees to keep such additional information provided by Subscriber confidential if so requested by Subscriber, except (A) for disclosure to the Company’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) where such information is already known by the Company from a source that did not owe Subscriber a duty of confidentiality or publicly available not as a result of the Company’s breach of its confidentiality obligations and (C) otherwise required by law or subpoena.

f. This Subscription Agreement may not be terminated other than pursuant to Section 6 above. The provisions of this Subscription Agreement may not be modified, waived or amended except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or amendment is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Subscription Agreement (including, without limitation, the schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

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h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. Unless otherwise provided herein, any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to the number specified on the signature pages hereto or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iv) five (5) business days after the date of mailing to the address set forth on the signature pages hereto or to such other address or addresses as such person may hereafter designate by notice given hereunder to the address or addresses set forth on the signature pages hereto.

m. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

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n. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto shall be deemed to constitute Subscriber and any Other Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

o. If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of this Subscription Agreement are not binding on any of the trustees or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

9. Disclosure. The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transactions and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not publicly disclose the name of Subscriber or any of its affiliates or advisers or include the name of Subscriber or any of its affiliates or advisers in any press release without the prior written consent of Subscriber except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company will provide Subscriber with prior written notice (including by e-mail) of such disclosure under this clause (ii), or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication that was approved by Subscriber in accordance with this Section 9.

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10. No Short Sales. Subscriber hereby agrees that, from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

11. Several and Not Joint. The obligations of Subscriber and each Other Subscribers are several and not joint, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute the Subscriber and any Other Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.

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IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

GORES HOLDINGS VIII, INC.

By:
Name:
Title:

Date:     _______, 2021

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

SUBSCRIBER:

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print)	(Please print)

Name in which shares are to be registered (if different):

Email Address: ___________________________________

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN: ______________________________________	Joint Subscriber’s EIN: ____________________________

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.: _____________________________________	Telephone No.: _________________________________

Facsimile No.: ______________________________________	Facsimile No.: __________________________________

[Signature Page Follows]

Aggregate Number of Acquired Shares subscribed for: __________________________

Aggregate Purchase Price[1]: $ ____________

SUBSCRIBER:

Date: , 2021.

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:________________________________	By:________________________________
Name:	Name:
Title:	Title:

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice.

[1]	This is the aggregate number of Acquired Shares subscribed for multiplied by the price per Acquired Share of $10.00, without rounding.

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

2.	☐ We are subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

***OR***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “institutional accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “institutional accredited investor.”

2.	☐ We are not a natural person.

***AND***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Schedule A-1

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

Schedule A-2

Exhibit 10.2

WAIVER AND SHARE SURRENDER AGREEMENT

This WAIVER AND SHARE SURRENDER AGREEMENT (this “Agreement”) is entered into as of December 13, 2021, by and among Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), Gores Sponsor VIII LLC, a Delaware limited liability company (“Sponsor”), and each holder (including, for the avoidance of doubt, Sponsor) (each, a “Class F Holder” and, collectively, the “Class F Holders”) of shares of the Company’s Class F Common Stock, par value $0.0001 per share (the “Class F Common Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other things, the Company will (a) acquire Footprint International Holdco, Inc., a Delaware corporation (“Footprint”), and (b) issue to the existing holders of Footprint’s capital stock shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” and, together with the Class F Common Stock, the “Common Stock”), on the terms and subject to the conditions set forth therein (collectively, the “Transactions”);

WHEREAS, Section 4.3(b)(i) of the Company’s Amended and Restated Certificate of Incorporation, dated as of February 24, 2021 (the “Amended and Restated Certificate”), provides that each share of Class F Common Stock shall be convertible into one share of Class A Common Stock (the “Initial Conversion Ratio”) (a) at any time and from time to time at the option of the holder thereof and (b) automatically upon the consummation of the Business Combination (as defined in the Amended and Restated Certificate);

WHEREAS, Section 4.3(b)(ii) of the Amended and Restated Certificate provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Company’s initial public offering and related to the closing of the initial Business Combination such that the Class F Holders shall continue to own 20% of the issued and outstanding shares of Common Stock after giving effect to such issuance (the “Adjustment Provision”);

WHEREAS, the Transactions will constitute a Business Combination under the Amended and Restated Certificate, and the issuance of Class A Common Stock to the existing holders of Footprint’s capital stock and the Subscribers in connection with the PIPE Investment (the “Issuance”) would result in an Adjustment to the Initial Conversion Ratio pursuant to the Adjustment Provision;

WHEREAS, in connection with the Transactions, the parties hereto desire to enter into this Agreement such that each Class F Holder irrevocably waives its right, upon conversion of the shares of Class F Common Stock held by it in connection with the Transactions, to receive additional shares of Class A Common Stock as a result of an Adjustment to the Initial Conversion Ratio pursuant to the Adjustment Provision caused by the Issuance, or caused by any other equity issuance by the Company after the date hereof and prior to the closing of the Transactions (a “Subsequent Issuance”); and

WHEREAS, Sponsor holds 8,550,000 shares of Class F Common Stock and, in connection with the Transactions, the Company and Sponsor have agreed that Sponsor shall irrevocably surrender 1,501,650 shares of Class F Common Stock prior to the conversion of such shares of Class F Common Stock to shares of Class A Common Stock in connection with the Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Waiver.

(a) Effective as of immediately prior to the conversion of the shares of Class F Common Stock held by it in connection with the consummation of the Transactions, each Class F Holder hereby irrevocably and unconditionally relinquishes and waives (the “Waiver”) any and all rights such Class F Holder has or will have under Section 4.3(b)(ii) of the Amended and Restated Certificate to receive shares of Class A Common Stock in excess of the number issuable at the Initial Conversion Ratio (the “Excess Shares”) as a result of any Adjustment caused by the Issuance or caused by any Subsequent Issuance.

(b) Each Class F Holder agrees that, to the extent such Class F Holder receives any Excess Shares as a result of any Adjustment caused by the Issuance or any Subsequent Issuance, such Class F Holder shall promptly return or cause the return of such shares to the Company for cancellation.

Section 2. Surrender. In connection with the consummation of the Transactions, Sponsor agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Article X of the Merger Agreement, immediately prior to the Effective Time and immediately prior to the conversion of the shares of Class F Common Stock to shares of Class A Common Stock, 1,501,650 shares of Class F Common Stock (the “Surrendered Shares”) shall be deemed automatically forfeited by Sponsor and cancelled without any further actions by Sponsor or any other Person, and such Surrendered Shares will recorded as cancelled by the Company (the “Surrender”).

Section 3. Termination. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement, including the Waiver and the Surrender, shall automatically terminate and be of no further force or effect.

Section 4. Successors and Assigns. Each Class F Holder understands that the terms of this Agreement are binding on and shall inure to the benefit of such Class F Holder’s beneficiaries, heirs, legatees and other statutorily designated representatives. Each Class F Holder also understands that this Agreement, once executed, is irrevocable and binding, and if the Class F Holder shall transfer, sell or otherwise assign any shares of Class F Common Stock held by it, the transferee of such shares shall be bound by the terms of this Agreement as if such transferee were a Class F Holder party hereto.

Section 5. Effect of this Agreement on Amended and Restated Certificate. The Amended and Restated Certificate, as affected hereby, shall remain in full force and effect. The Waiver contained in this Agreement shall not constitute a waiver of any other provision of the Amended and Restated Certificate, except as expressly provided herein with respect to Section 4.3(b)(ii) thereof.

Section 6. Entire Agreement; Amendments. This Agreement and the documents contemplated hereby represent the entire agreement among the parties hereto with respect to the subject matter hereof, and no amendment hereto shall be effective unless in writing and signed by the party sought to be charged thereby.

Section 7. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by electronic mail shall be effective as delivery of a manually executed counterpart thereof.

Section 8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer

GORES SPONSOR VIII LLC

By: AEG Holdings LLC, its managing member

By:	/s/ Alec Gores
Name: Alec Gores
Title: Manager

[SIGNATURE PAGE TO WAIVER AND SHARE SURRENDER AGREEMENT]

RANDALL BORT
/s/ Randall Bort

WILLIAM PATTON
/s/ William Patton

JEFFREY REA
/s/ Jeffrey Rea

[SIGNATURE PAGE TO WAIVER AND SHARE SURRENDER AGREEMENT]

Exhibit 99.1

FOOTPRINT, a Sustainability and Materials Science Technology Leader, to be Publicly Listed on NASDAQ Through Combination with Gores Holdings VIII, Inc.

•

Footprint is a materials science company that has developed a groundbreaking blend of advanced coating and process technologies that enable plant-based materials to compete with traditional plastic-based technologies on performance and price

•

Footprint’s portfolio of plant-based solutions has created tremendous global demand from a blue-chip customer base that include Conagra, General Mills, Gillette, JBS Foods, Kraft, McDonald’s, Nestle, Upfield, Procter & Gamble, Quaker Oats, Sweetgreen, Taylor Farms, Tyson, Unilever, Beyond Meat and Walmart

•	Combined company expected to have a post-transaction total enterprise value of $1.6 billion

•

Business combination to provide approximately $805 million in gross proceeds assuming no redemptions, comprised of $345 million of cash held in trust from Gores Holdings VIII and approximately $460 million of additional capital, including $150 million Class C Preferred Financing which will be funded immediately

•

PIPE investment, which was oversubscribed, and Class C Preferred Financing are anchored by Koch Strategic Platforms and include a meaningful commitment from Gores Sponsor VIII LLC (“Gores Holdings VIII Sponsor”) and affiliates

•	Footprint stockholders, including customers Conagra, JBS, Eggland’s Best and Sweetgreen, will roll 100% of their equity holdings into the new public company

GILBERT, Arizona & LOS ANGELES – December 14, 2021 – Footprint International Holdco, Inc. (“Footprint” or the “Company”), a global materials science technology company focused on sustainable solutions, and Gores Holdings VIII, Inc. (“Gores Holdings VIII”) (Nasdaq: GIIXU, GIIX and GIIXW), a special purpose acquisition company formed by an affiliate of The Gores Group, LLC (“The Gores Group”) today announced that they have entered into a definitive merger agreement that, subject to the consummation of the transaction, will result in Footprint becoming a publicly listed company. Upon closing of the proposed transaction, the combined company will be named “Footprint International, Inc.” and is expected to be listed on NASDAQ under the ticker symbol “FOOT.” The combined company will be led by Troy Swope, Co-Founder and Chief Executive Officer of Footprint, and is expected to have a pro forma enterprise value of $1.6 billion at the closing of the proposed transaction.

Founded in 2014 by Troy Swope and Yoke Chung (CTO), Footprint is developing a portfolio of technologies and plant-based solutions that perform at parity with plastics in all key criteria, delivering sustainability and improving performance at a price point that is comparable to plastic solutions. Footprint is a leading material science company providing plant-based fiber solutions with extended shelf life comparable to plastic, generating strong demand from Fortune 100 companies seeking alternative solutions to meet their sustainability goals. With corporations, regulators and consumers alike increasingly demanding high-quality, sustainable alternatives to single-use plastic, foam and other products, Footprint’s solutions are capitalizing on a growing $315 billion annual market opportunity that is converting to environmentally friendly solutions as quickly as possible.

A range of premier consumer brands, representing the largest and most significant food, beverage and consumer products companies globally and primarily Fortune 100 companies, have chosen Footprint as their innovation partner. Footprint’s blue-chip customer base includes Conagra, General Mills, Gillette, JBS Foods, Kraft, McDonald’s, Sweetgreen, Nestle, Upfield, Procter & Gamble, Quaker, Taylor Farms, Tyson, Unilever and Walmart. Footprint’s customers include the leading player in multiple categories, including dairy, shelf stable cups, meat trays, QSR, frozen food, produce and CPG. Footprint is on a clear, accelerated growth trajectory propelled by a rapidly expanding pipeline of long-term contracts, nearly all of which are take or pay and include contractual minimums. With Footprint’s current customers demanding more product and new customers seeking out Footprint as its sustainable innovation partner, Footprint has over $500 million of annual revenue contracted by its customers and is already more than fully committed on its 2023 estimated revenue. Notably, Footprint’s 2023 revenue estimate can be achieved entirely with products that are developed and in market today and secured by customer contracts with leading blue-chip customers.

Troy Swope, Co-Founder and CEO of Footprint, said: “Our mission is to create a healthier planet and step one is to design, develop and manufacture plant-based fiber solutions as an alternative to single-use plastics. Today marks an exciting inflection point in our seven-year history inventing new materials that challenge the status quo. In the Gores team, we have found a partner with a proven track record of bringing leading companies to the public markets and a shared commitment to global sustainability. The balance sheet strength of the combined company is anticipated to enable Footprint to expand our operations and geographic reach as we scale our technology to meet record customer demand.”

Alec Gores, Chairman and CEO of The Gores Group and Chairman of Gores Holdings VIII, said: “Footprint is a true pioneer and disruptor in sustainability, delivering leading technology and solutions that are revolutionizing the use of plant-based materials. Increasing consumer and corporate demand for sustainable alternatives to plastic have created a tremendous, growing market opportunity that is expected to continue to fuel Footprint’s rapid growth and customer traction. We look forward to partnering with Troy and his exceptional, innovative management team as Footprint accelerates its powerful mission and solidifies its position at the forefront of the industry as a public company.”

Mark Stone, Senior Managing Director of The Gores Group and CEO of Gores Holdings VIII, said: “Footprint offers game-changing materials science solutions that are the gold standard in the industry as the world transitions to plastic alternatives. Partnering with a market leader making a meaningful impact on the health of our planet aligns perfectly with the sustainability component of our investment strategy, and we are thrilled to support the Footprint team as it executes its proven strategy to drive continued growth and innovation.”

David Park, President of Koch Strategic Platforms, said: “Koch Strategic Platforms seeks to invest in leading companies with strong tailwinds. With Footprint, we have been impressed by the company’s innovative culture and strong traction with customers based on their unique plant-based solutions produced at compelling economics. We look forward to working with the Footprint team.”

Footprint Investment Highlights

•	The only plastic-free solution that offers extended barrier properties

•	Compelling value proposition allowing customers to reach sustainability targets with a cost neutral, revenue accretive product

•	Growing TAM with secular tailwinds from corporate sustainability measures, increasing regulations and environmentally conscious end consumers

•	Strong partnerships with global blue-chip customers and significant strategic equity investments

•	Rapidly growing pipeline of long-term take-or-pay contracts and sold-out position through 2023

•	Innovative, execution-focused management team with proven track record and strong patent portfolio in materials, process technology, design and manufacturing

Transaction Overview

The transaction implies an enterprise value of approximately $1.6 billion for the combined company, representing approximately 3.2x of 2023 estimated revenue. Current Footprint equity holders will retain approximately 62% ownership in Footprint and roll 100% of their equity interests into the pro forma company.

Assuming no redemptions by the public stockholders of Gores Holdings VIII, the business combination will provide approximately $805 million in gross proceeds to fund the combined company’s growth strategy. The gross proceeds are comprised of $345 million of cash held in trust from Gores Holdings VIII and approximately $460 million of additional capital, including $150 million Class C Preferred Financing which will be funded immediately. The PIPE investment, which was oversubscribed, and Class C Preferred Financing are anchored by Koch Strategic Platforms and include a meaningful commitment from Gores Holdings VIII Sponsor and affiliates. The proposed business combination, which has been unanimously approved by both the Board of Directors of Gores Holdings VIII and the Board of Directors of Footprint, is expected to close in the first half of 2022, subject to approval by Gores Holdings VIII’s stockholders and other customary closing conditions.

Advisors

Goldman Sachs & Co. LLC is serving as lead financial advisor to Footprint. Credit Suisse Securities (USA) and LionTree Advisors LLC also advised Footprint on the transaction. Kirkland & Ellis LLP is serving as legal advisor to Footprint.

Deutsche Bank Securities Inc. is acting as lead financial advisor and lead capital markets advisor to Gores Holdings VIII and as a joint placement agent on the PIPE investment. Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC and LionTree Advisors LLC are acting as joint placement agents on the PIPE investment. Moelis & Company LLC is also acting as financial advisor to Gores Holdings VIII. Weil, Gotshal & Manges LLP is serving as legal advisor to Gores Holdings VIII and Sidley Austin LLP is serving as legal advisor to the co-placement agents.

Investor Conference Call Information

Management of Footprint and Gores Holdings VIII will host an investor conference call on Tuesday, December 14, 2021 at 9:00 am EST to discuss the proposed business combination. The call can be accessed by dialing +1 (833) 470-1428 (domestic toll-free number) or +1 (404) 975-4839 (international) and providing the conference ID 917431. A replay of the call can be accessed by dialing +1 (855) 213-8235 (domestic toll-free number) or +1 (571) 982-7683 (international) and providing the conference ID 264059#. Alternatively, a webcast replay of the call can be accessed by visiting https://www.netroadshow.com/ with the entry code “Frontier394” or by visiting https://www.netroadshow.com/nrs/home/#!/?show=715a455a.

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of 61 million pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,500 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

For more information on Footprint’s sustainable solutions visit www.footprintus.com

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. Gores Guggenheim and The Gores Group are separate entities with separate management, although there is overlap in size and industry of target acquisition and personnel involved. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $60 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (pending; Gores Metropoulos II, Inc.), Polestar (pending; Gores Guggenheim) and Footprint (pending; Gores Holdings VIII, Inc.). For more information, please visit www.gores.com.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Press Release contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Press Release, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Press Release. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Press Release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Gores Holdings VIII intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

For inquiries regarding Footprint:

Investors:

IR@Footprintus.com

For investors:

Reed Anderson

Reed.Anderson@icrinc.com

612-710-8617

For media:

Cory Ziskind

Cory.Ziskind@icrinc.com

646-277-1232

Heather Knox

SVP Communications, Footprint

Heather.knox@footprintus.com

425-295-5967

Exhibit 99.2

FOOTPRINT

Investor Presentation

December 2021

250
FOOTPRINT

Investor Presentation December 2021 Exhibit 99.2

This presentation (the “Presentation”) contemplates a proposed business combination (the “Transaction”) involving Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Transaction and for no other purpose. An investment in furtherance of the Transaction should be made only after careful review of the information contained herein and in any other offering materials related to the Transaction. Confidentiality The information in this Presentation is highly confidential and intended for the recipient hereof only. The distribution of this Presentation by an authorized recipient to any other person is unauthorized. Any photocopying, disclosure, reproduction or alteration of the contents of this Presentation and any forwarding of a copy of this Presentation or any portion of this Presentation to any person is prohibited. The recipient of this Presentation shall keep this Presentation and its contents confidential, shall not use this Presentation and its contents for any purpose other than as expressly authorized by The Gores Group, LLC and affiliates (collectively with Gores Holdings VIII, “Gores”) and shall be required to return or destroy all copies of this Presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this Presentation, the recipient is deemed to agree to the foregoing confidentiality requirements. To the extent that you have executed a non-disclosure agreement with Gores in connection with the Transaction and your potential participation therewith, this Presentation is further covered by the terms thereof, including that this Presentation is Evaluation Material (as defined therein) for the purposes of such agreement. No Representations or Warranties The information contained herein does not purport to be all-inclusive and none of Gores, Footprint or their respective affiliates makes any representation or warranty, express or implied, in respect of this Presentation, including any representations or warranties as to the accuracy, completeness or reliability of the information contained in this Presentation. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. Upon receipt of this Presentation, you acknowledge that you are familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. To the fullest extent permitted by law, in no circumstances will Gores, Footprint or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Footprint or the Transaction. Viewers of this Presentation should each make their own evaluation of Footprint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax, accounting, investment or other advice or a recommendation. You should consult your own advisers concerning any legal, financial, tax, accounting, investment or other considerations concerning the opportunity described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. No Offer or Solicitation This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and plan of merger or the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations. Disclaimer

Use of Projections This Presentation contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Transcript, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information. Industry and Market Data The information contained herein may include information provided by third parties. Any estimates or projections contained herein involve elements of subjective judgment and analysis that may or may not prove to be accurate. Neither Gores nor Footprint has independently verified the accuracy, completeness, timeliness or availability of any such third-party information. None of Gores, Footprint, their respective affiliates or any third parties that provide information to Gores, Footprint or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information or are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Gores may have supplemented this information where necessary with its own internal estimates, taking into account publicly available information about other industry participants. None of Gores, Footprint or their respective affiliates gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. While such information is believed to be reliable for the purposes used herein, none of Gores, Footprint or their respective affiliates or any of their respective directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information. Additional Information and Where to Find It In connection with the proposed business combination, Gores Holdings VIII intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in Solicitation Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available. No Offer and Non-Solicitation This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Trademarks and Trade Names This Presentation contains trademarks, service marks, copyrights and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, copyrights, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Gores, Footprint or any of their respective affiliates, or an endorsement or sponsorship by or of Gores, Footprint or such affiliates. Solely for convenience, the trademarks, service marks, copyrights and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Gores, Footprint, their respective affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks, copyrights and trade names. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Gores or Footprint will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. Disclaimer (continued)

Financial Information; Non-GAAP Financial Terms Other than the financial information presented on pages 57 - 59 (the “audited financials”), (i) the financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC, (ii) no independent registered public accounting firm has audited, reviewed, compiled, or performed any procedures with respect to the combined financial information of Footprint for the purpose of inclusion in this Presentation, and, accordingly, neither Gores nor Footprint expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this Presentation. Accordingly, such information and data may not be included in, may be adjusted in, or maybe presented differently in, any registration statement or proxy statement or other report or document to be filed or furnished by Gores Holdings VIII with the SEC. The audited financials have only been reviewed under private company standards and have not undergone a public company audit. Updating for public company disclosure requirements will likely include changes to certain classifications and disclosures as well as other adjustments resulting from the public company audit. An audit of Footprint’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board (“PCAOB”) is in process and such financial statements will be included in the registration statement related to the business combination. Accordingly, the historical financial information included in the audited financials should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. Footprint’s results and financial condition as reflected in the financial statements included in the registration statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material. This Presentation includes certain projections of financial measures not presented in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of future financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Footprint’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Footprint’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Footprint believes these non-GAAP measures of projected financial results provide useful information to management and investors regarding certain financial and business trends relating to Footprint’s financial condition and results of operations. Footprint believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Footprint’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Footprint is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Disclaimer (continued)

Presenters and senior leadership Senior Managing Director of The Gores Group Currently CEO of GH VII, GH VIII and Gores Guggenheim Previously CEO of GH (Hostess), GH II (Verra), GH III (PAE), GH IV (UWM), GH V (AMP) and GH VI (Matterport) Previously worked at Boston Consulting Group Footprint Gores Holdings VIII Troy Swope Co-Founder & CEO Brad Lukow CFO Alec Gores Chairman Mark Stone CEO Founder and CEO of Cleveland Avenue, a venture capital firm that invests in food and beverage brands, and technologies that positively disrupt large and growing markets Former President & CEO of McDonald’s Corporation Board member of Royal Caribbean and The Northern Trust Company Former director of McDonald’s Corporation, Exelon Corporation and Beyond Meat Former advisory board member of DocuSign Founder, Chairman and CEO of The Gores Group 40+ years of experience as an entrepreneur and dealmaker; invested in 130+ companies across diverse sectors Chairman of Gores Holdings (“GH”) VII and GH VIII, Gores Technology Partners (“GTP”), GTP II and Gores Guggenheim; CEO of Gores Metropoulos II Previously Chairman of GH (Hostess), GH II (Verra), GH III (PAE), GH IV (UWM), GH V (AMP) and GH VI (Matterport); CEO of Gores Metropoulos (Luminar) Co-founder and CEO of Footprint, leading world-class engineers, scientists, and environmentalists on a mission to rid the world of single-use plastics Founded Unisource Global Solutions, disrupted EPS and EPE foam industry by creating sustainable packaging for consumer electronics Award-winning engineer at Intel where he introduced new materials science methodologies that resulted in a $350M manufacturing cost savings Don Thompson Chairman Joined in April 2020 and has a proven track record as a public company CFO Most recently served as co-CEO and CFO of Sprouts Farmers Market Previously EVP and CFO of Shoppers Drug Mart (Shoppers) Previously held public accounting roles at Arthur Young and Ernst & Young CPA and holds BA in Honors Business Administration from Western University in Canada

The Gores SPAC franchise has a stellar track record Proven SPAC track record $58B of transaction value across nine completed/ announced transactions $7.1B of new cash equity delivered across nine completed/announced transactions 13 SPACs raised to date, totaling $5.7B (prior to PIPE commitments) Alignment with key stakeholders Footprint shareholders: compelling valuation and upside potential from rollover shares and earnout New investors: attractive entry valuation with long-term return potential Sponsor alignment: $790M of capital committed by Gores Sponsor & affiliates in nine completed/announced transactions An attractive opportunity for prospective targets Nominal redemptions across seven completed transactions Significant experience boosts transaction execution from upfront diligence through closing Proven record of providing expedited access to liquidity, capital and value creation Transaction close Transaction value Proceeds delivered Redemption rate November 2016 $2.3B $725M 0% October 2018 $2.4B $800M <1% February 2020 $1.5B $620M 0% December 2020 $2.9B $590M 0% January 2021 $16.1B $925M 0% August 2021 $8.5B $1,000M 24% July 2021 $2.3B $640M 0% Q1 2022(a) $1.9B $760M(a) N/A(a) Q1 2022(a) $20.0B $1,050M(a) N/A(a) Note:An investment in Gores Holdings VIII or Footprint is not an investment in any other current or previous special purpose acquisition company sponsored by affiliates of The Gores Group (the “SPACs”). The historical results of the SPACs, including those represented in this presentation, are not necessarily indicative of future performance of Gores Holdings VIII or Footprint. Redemption rate for AMP shown net of any backstop investments (a)Sonder and Polestar transactions were announced in April 2021 and September 2021, respectively, and are expected to close in Q1 2022. Proceeds delivered assumes zero redemptions in both transactions.

Agenda 1 Company overview: Addressing the plastic disaster 2 Investment highlights 3 Customer interviews 4 Operation and execution 5 Financial summary 6 Transaction overview

Section 1

Company overview:
Addressing the plastic disaster

FOOTPRINT

Section 1 Company overview: Addressing the plastic disaster

Introduction

FOOTPRINT
0:00:00
0:02:49

Video: https://vimeo.com/605070051/1351f47292

FOOTPRINT 9

Introduction Video: https://vimeo.com/605070051/1351f47292

We exist to create a healthy planet

FOOTPRINT

Grow core business, innovate, standardize, move the market

Develop new value-added services and innovations

1 Eliminate single-use plastics

Occurring now

2 Extended shelf life

Occurring now

3 Consultative services as another revenue stream

2023

4 Enhanced solutions for new markets

2023

5 Clean-up processes and technologies

2024

FOOTPRINT 10

We exist to create a healthy planet Enhanced solutions for new markets Business area: Diapers, meat tray pads Beverage containers Shampoo and detergent bottles Clean-up processes and technologies Business area: Advanced material sciences to develop useful life for traditionally low value plastics Element level recycling Extended shelf life Business area: Anti-microbial coatings for produce and meat trays Fiber and coatings to deliver modified atmosphere K-Cups, water bottles, and shampoo containers Consultative services as another revenue stream Business area: ESG guidance Municipality and customer EOL / materials consulting Compost and footprint certifications Eliminate single- use plastics Business area: Plastic elimination CO2 and energy savings Zero waste solutions 100% PFAS free oil barriers Expand MFG footprint 5 1 3 4 2 Occurring now Occurring now 2023 2023 2024 Grow core business, innovate, standardize, move the market Develop new value-added services and innovations

Footprint is helping solve the global plastic crisis

Customers and contracts

General Mills, Kraft, Upfield, Unilever, McDonald's, Quaker, Beyond Meat, Gillette, P&G, Nestlé, Nissin, JBS

10 years Longest dated contract

6 years Weighted average contract length

54 Customers under contract

>100% 2023E revenue contracted by YE 2021

Business highlights

2,400+ Foreign and domestic issued & pending patent claims

90+ Engineers & scientists

66% CO2 equivalent emissions savings (gram to gram)

3,000+ Employees & contractors

Financial highlights

$315B Addressable market

$580M+ Annual contracted revenue YE 2021E

$500M 2023E revenue

30% Long-term target EBITDA margin

FOOTPRINT 11

Footprint is helping solve the global plastic crisis Footprint has developed a portfolio of plant-based technologies that perform at parity with plastic in all key criteria, generating strong demand from Fortune 100 companies desperately seeking solutions to meet their sustainability goals 3,000+ Employees & contractors 66% CO2 equivalent emissions savings (gram to gram) 90+ Engineers & scientists 2,400+ Foreign and domestic issued & pending patent claims 10 years Longest dated contract 6 years Weighted average contract length 54 Customers under contract >100% 2023E revenue contracted by YE 2021 $500M 2023E revenue $580M+ Annual contracted revenue YE 2021E $315B Addressable market 30% Long-term target EBITDA margin % Customers and contracts Financial highlights Business highlights

The global plastic crisis: humans, animals, environment U.S. only recycles 8.7% of plastic waste Humans Plastic lead to infertility, cardiovascular disease, gestational diabetes and type 2 diabetes Babies are born pre-polluted with over 200 chemicals Animals 8 million tons of plastic end up in our ocean per year Marine species ingest or are entangled by plastic debris, which causes severe injuries and deaths Plastics have been consumed by land-based animals, causing poisoning, starvation and death Microplastics are everywhere; in our air, our water supply, our food chain, and our bodies Plastic and their forever chemicals pose a long-term threat to our food, our planet, and our health Humans ingest a plastic credit card in weight per week Plastic is a global crisis Harming humans, animals and the environment Environment Plastic waste — whether in a river, an ocean, or on land — can persist in the environment for centuries

The environment plays a critical role in consumer purchase decisions Respondents who agree (%) Purchase environmentally sustainable products 87% Increase or improve my recycling or composting 85% Select products with less single-use plastic packaging 84% Try to adopt zero-waste behaviour 82% When asked “How would you describe your current behavior” consumers responded: Consumer attitudes to company and brand sustainability behaviors: Source: BCG Survey on COVID-19 and Environment, conducted May 20–29, 2020, in Brazil, China, France, India, Indonesia, South Africa, the UK, and the US. // Regeneration Rising: Sustainable Future report, conducted February 2021, in U.S., U.K., and China Regeneration rising: sustainable future report BCG survey on environment Respondents who agree (%) Companies / brands should do a lot more to reduce their carbon impact 89% Sustainability should be a standard business practice 88% Companies / brands have a responsibility to take care of the planet and its people 88% Businesses should play a part in solving challenges like climate change or social justice 86%

Sustainability drive has universal support and attention EU banned certain single-use plastics by 2021(a); commitment to reduce single-use packaging by 2026 (b) China’s Reform: a 30% reduction in consumption of single‑use plastic items in restaurants by 2025(c) Cities and states are banning the use of Styrofoam and plastic containers in food service(d) 2030 goal: Achieve 100% recyclable or reusable packaging globally(h) 2025 goal: 100% reusable, recyclable or compostable plastic packaging(i) 2025 goal: source 100% of packaging from renewable, recycled or certified sources(j) 76% of people think environmental issues are as concerning as or more concerning than health issues(e) 45% of global respondents say they avoid the use of plastic whenever possible(f) Nearly 40% intend to integrate more sustainable behaviors in the future(g) (a) Library of Congress; (b) European Commission; (c) Library of Congress; (d) Surfrider Foundation; (e) BCG; (f) Business Review; (g) BCG; (h) Procter & Gamble; (i) Unilever; (j) McDonald’s Increasing regulations Goals set by industry leaders Consumers demand sustainability

Section 2

Investment highlights

FOOTPRINT CENTER

FOOTPRINT

15

Section 2 Investment highlights

Investment highlights Footprint is the only material science company providing a plant-based fiber solution to replace plastic with required extended shelf life The only plastic-free solution that offers extended barrier properties to replace rigid plastics Compelling value proposition allowing customers to reach sustainability targets with a cost neutral, revenue accretive product Massive, growing TAM with tailwinds from corporate sustainability measures, increasing regulations and environmentally conscious end consumers Strong partnerships with global blue-chip customers and significant strategic equity investments Rapidly growing pipeline of long-term take-or-pay contracts and sold-out position through 2023 Footprint uses a differentiated technical strategy to transform grocery stores and eliminate plastics Innovative, execution-focused management team with proven track record 2 1 3 4 5 6 7

Ability to withstand moisture in fresh meats and produce for long periods of time without sacrificing performance Freezer safe for frozen foods and shelf stable for non-refrigerated foods for ~12 months Microwave and oven safe solutions allow for cooking in our products unlike plastic (please don’t microwave in plastic N) Bio-based, compostable, recyclable solutions that are earth digestible and PFAS free, eliminating harmful forever chemicals Wide range of patented and proprietary barrier coatings to enhance product performance Home-grown, breakthrough technology to eliminate plastics Footprint’s products outperform legacy plastics, delivering sustainability and improving performance Our value proposition Sales Plastic Use CO2 Emission Energy Use Plant-based fibers Extended shelf life Oven safe / microwaveable Water, oil and oxygen barriers Bio-based, recyclable and compostable Only fiber-based solution that provides shelf life to replace plastics Oven and microwave safe while also being 25+ degrees cooler to the touch Multiple end-of-life disposal options while providing significant CO2 and energy savings 100% Reduction 59% Reduction 24% Increase 71% Reduction Note:Savings metrics based on Conagra case study 1

Footprint pioneered new processes and solutions where no roadmap existed Material innovations Footprint created a wide range of blended fiber solutions and proprietary barriers Process innovations Footprint pioneered new process innovations and equipment to produce our solutions at high volume The only plant-based solutions that provide our customers brand differentiating solutions at a price point that is comparable to plastic solutions Plant-based fiber Microwave and oven-safe fiber Key inputs Footprint’s end product Proprietary manufacturing process Footprint invented an unprecedented solution that competes with plastic on performance and price Bio-based, recyclable and compostable fibers Footprint fiber blends use a mix of fibers to create solutions that outperform offerings by other groups that rely on 100% of a single material Cleaner materials allowing for greater recycled content Fiber mixes that deliver stronger parts Fiber solutions that insulate better and are cooler to touch Spray coating materials that are bio-based and extend shelf life Forming New custom forming equipment Tooling innovations Direct print Innovated fiber print lines 300 cups / min with 8 colors Coating Custom spray lines and high-volume ovens that cure up to 500 units / min Laser die cut Innovated dual station, automated laser die cut stations Eliminates replacement tooling costs 1

Customers and industry players recognize Footprint's differentiation

Expansive IP portfolio

Patents and Process Technologies	Trademarks
2,400+ foreign and domestic pending claims	**5** registered and allowed U.S. trademarks
30 issued and pending U.S. patents	**4** International trademarks registrations
57 foreign applications	**24** Foreign registered trademarks in **34** countries
150 U.S. granted and allowed claims	**23** Pending U.S. and foreign trademark applications

Customer testimonials

CONAGRA BRANDS

— Conagra, Corey Berends, SVP R&D speaking to Investors

Upfield

— Upfield, Laurent Lavenut, COO

Tyson

"Footprint is the only plastic-free technology that works"

— Tyson Foods, Jeff Czarny, Innovation Director

Customers such as CONAGRA BRANDS, FARM FRESH EGGLAND'S BEST, JBS, sweetgreen **have invested directly in Footprint**

FOOTPRINT 19

Customers such as have invested directly in Footprint Customers and industry players recognize Footprint’s differentiation Footprint’s leading position is cemented by IP portfolio strength Expansive IP portfolio Customer testimonials Patents and Process Technologies Trademarks 2,400+ foreign and domestic pending claims 30 issued and pending U.S. patents 57 foreign applications 150 U.S. granted and allowed claims 5 registered and allowed U.S. trademarks 4 International trademarks registrations 24 Foreign registered trademarks in 34 countries 23 Pending U.S. and foreign trademark applications “Footprint is years ahead of competitors and has demonstrated clear leadership in sustainable packaging technologies” – Conagra, Corey Berends, SVP R&D speaking to Investors “Footprint is 5 years ahead with a truly plastic-free solution” – Upfield, Laurent Lavenut, COO “Footprint is the only plastic-free technology that works” – Tyson Foods, Jeff Czarny, Innovation Director 1

Footprint's customers gain positive environmental impacts

Plastic use ↓ *100%*

Energy use ↓ *59%*

CO2 ↓ *71%*

FOREST STEWARDSHIP COUNCIL FSC

FSC raw materials

Recycled content

Agricultural waste

Localized and expansive renewable raw material supply

Corrugated waste
Footprint technology
Zero waste
End products

Footprint's customers gain positive financial metrics

24% revenue increase[a]

Cost competitive with plastic solutions currently being used

Footprint's customers gain positive consumer relations

Addressing customer demands

87% of consumers report purchasing environmentally sustainable products

(a) Conagra customer case study

FOOTPRINT 20

Solutions drive meaningful impact with customers and end consumers Footprint’s customers gain positive environmental impacts Footprint’s customers gain positive financial metrics Footprint’s customers gain positive consumer relations Plastic use Energy use CO2 Perception of higher food quality with fiber packaging vs plastic 84% of customers report buying fewer packaged goods to reduce their plastic footprint 87% of consumers report purchasing environmentally sustainable products Ex. 2025 goal: source 100% of packaging from renewable, recycled or certified sources Footprint solutions provide an easy path for brand owners to achieve sustainability goals Addressing customer demands Cost competitive with plastic solutions currently being used Customers seeing greater intent to purchase from no-brand users when switching to Footprint Fiber 24% revenue increase(a) (a)Conagra customer case study Localized and expansive renewable raw material supply FSC raw materials Recycled content Agricultural waste Footprint technology Corrugated waste End products 100% 59% 71% Zero waste 2

Footprint products help customers reach sustainability targets

	CONAGRA BRANDS	Annie's	Tyson / Walmart
Customer Requirements	• Hot Fill • Flash Freeze • 18 Month Shelf Life • No oil, air or water leakage • Dual-ovenable • Maintain taste integrity • Biobased, recyclable compostable	• Automated filling process • Film sealable • Eliminated labeling • Shelf stable for 6 months • Microwavable • Reduce boil over	• Alternative to PET and APET meat trays • Superior strength vs. plastic trays • Oil and water leak proof • Snap proof • Non-stick
Our Solution	**Fiber-based bowls**  **$78M** 2023E annual sales	**Plant-based shelf stable cups**  **$29M** 2023E annual sales	**Meat trays**  **$120M** 2023E annual sales
The Impact	Plastic use: Down 100% Energy use: Down 59% CO^2: Down 71% Attributable revenue increase: Up 24%	Plastic use: Down 100% Energy use: Down 63% CO^2: Down 37%	Plastic use: Down 100% Energy use: Down 64% CO^2: Down 54%

FOOTPRINT 21

Customer Requirements Hot Fill Flash Freeze 18 Month Shelf Life No oil, air or water leakage Dual-ovenable Maintain taste integrity Biobased, recyclable compostable Automated filling process Film sealable Eliminated labeling Shelf stable for 6 months Microwavable Reduce boil over Alternative to PET and APET meat trays Superior strength vs. plastic trays Oil and water leak proof Snap proof Non-stick Our Solution The Impact Footprint products help customers reach sustainability targets $78M 2023E annual sales $29M 2023E annual sales $120M 2023E annual sales Fiber-based bowls Plant-based shelf stable cups Meat trays Plastic use CO2 Attributable revenue increase Plastic use CO2 Plastic use CO2 Down 100% Down 59% Down 71% Up 24% Down 100% Down 63% Down 37% Down 100% Down 64% Down 54% Energy use Energy use Energy use 2

2 Footprint is transforming the supermarket

All single-use plastic packaging will convert over time

Legacy		→ FOOTPRINT
	*Frozen*	
	*Meat trays*	
	*Drink cups and lids*	
	*Produce*	

Legacy		→ FOOTPRINT
	*Ready to eat*	
	*Dairy*	
	*Shelf stable cups*	
	*Consumer goods*	

FOOTPRINT 22

Footprint is transforming the supermarket All single-use plastic packaging will convert over time Legacy Ready to eat Shelf stable cups Dairy Consumer goods Legacy Meat trays Drink cups and lids Produce Customers and consumers alike are demanding sustainable solutions to replace legacy plastic, foam and film products Frozen 2

3 Addressable market is massive and growing

Plastic sub-segment		Estimated TAM[(a)]	Top users
Rigid plastics		$150B+	CONAGRA BRANDS, P&G, Nestlé, DANONE, Unilever
Beverage & bottles		$50B+	PEPSICO BEVERAGES North America, P&G, Coca-Cola, Nestlé
Flexible plastic packaging (films and pouches)		$115B+	PEPSICO BEVERAGES North America, MARS, Unilever Films and pouches migrating to rigid plastics as bans and consumer forces create change graze
DAVID
DAVID
graze

(a) Estimated TAM for 2024E

FOOTPRINT
23

Addressable market is massive and growing Plastic sub-segment Estimated TAM(a) Top users Rigid plastics $150B+ Beverage & bottles $50B+ Flexible plastic packaging (films and pouches) $115B+ Films and pouches migrating to rigid plastics as bans and consumer forces create change $315B annual market opportunity with Fortune 100 companies as the primary users (a)Estimated TAM for 2024E 3

Dairy	Shelf Stable Cup	Meat Trays	QSR	Frozen	Produce	CPG
Upfield	Kraft	Tyson	McDonald's	Conagra Brands	Taylor Farms	P&G
#1 in Category	*#1 in Category*	*#1 in Category*	*#1 in Category*	*#1 in Category*	*#1 in Category*	*#1 in Category*
Eggland's Best	General Mills	Beyond Meat	sweetgreen	D H	Costco Wholesale	Gillette
Conagra Brands	Nissin	JBS	True Food Kitchen	Sambazon	GloriAnn	Nestlé
Ben & Jerry's	PepsiCo	Foster Farms	Chick-fil-A		Albertsons	Unilever
Unilever	Quaker	Johnsonville	Dunkin'		Highline Mushrooms	PepsiCo
			Panera Bread			
			Jamba			
29%	3%	22%	21%	11%	12%	2%

Percentage mix of contracted revenue at YE2021E

FOOTPRINT 24

Dairy Shelf Stable Cup Meat Trays QSR Frozen Produce CPG 29% 3% 22% 21% 11% 12% 2% Premier consumer brands have chosen Footprint as innovation partner to replace legacy materials #1 in Category Serving the largest and most significant food, beverage and consumer products companies globally #1 in Category #1 in Category #1 in Category #1 in Category #1 in Category #1 in Category Percentage mix of contracted revenue at YE2021E 4

Rapidly growing pipeline of long-term take-or-pay contracts Our current customers are demanding more product and new ways to partner $2.3B annual revenue in product qualification $1.7B annual revenue in development ($1.1B with existing customers) $580M annual revenue by YE 2021E under contract 5

Footprint’s 2023E revenue will be >100% contracted by year end 2021 Footprint focused on executing on incredible customer and consumer demand 116% of 2023 Forecast Key takeaways Demand is currently greater than supply Demand is customer and consumer driven Imbalance growing rapidly, as supply will not meet demand for foreseeable future Footprint has significant first mover advantage 5

Revenue visibility and growing pipeline years ahead

(US$ in million)

Long dated contracts provide greater certainty
$580
$50
$924
$135
$1,409
$500
$1,894
$997
$2,379
$1,448
2021E
2022E
2023E
2024E
2025E
Book-to-bill ratio(a)
11.6x
6.8x
2.8x
1.9x
1.6x
Revenue
Estimated annual contracted revenue by year end

FOOTPRINT 27

Demand will continue to outpace supply for foreseeable future Revenue visibility and growing pipeline years ahead Book-to-bill ratio(a) 11.6x 6.8x 2.8x 1.9x 1.6x (US$ in million) (a)Defined as estimated annual contracted revenue by year end / forecasted annual revenue Long dated contracts provide greater certainty 5 2023 revenue more than fully contracted by 12/31/21 2024 revenue is achievable solely from growing relationships with existing customers (no new customers needed)

Footprint is leading a revolutionary shift in how fiber is used Short-term performance and cannot meet grocery needs Lower technology innovation requirements Competitors have two ways to achieve an oil barrier: Short-term, 2-hour oil barriers, or Plastic linings to provide oil barrier What the competition is focused on… Technologies to support Quick Service Restaurants (QSR) and to-go containers Footprint’s highly engineered products are addressing plastic conversion opportunities in multiple areas of the grocery store & QSR Frozen Shelf Stable Cups Supermarket Trays Ready-to-Eat Containers Margarine Tubs Yogurt & Ice Cream ADVANTAGE Footprint’s products can overcome the competitors’ shortfalls: Extended shelf life solutions that meets the needs of grocery and retail Proprietary technology with patents Freezer safe Oven safe / microwavable 24-hour oil barriers for QSR without liners 6

Footprint’s solutions deliver performance, cost and ESG benefits to customers vs plastics Footprint provides the only plant-based fiber solution that scales across key customer metrics bringing notable returns to customers Metrics * Plastic based competitors* Fiber based competitors* Rigid plastics (PP, PET) Bio plastics (PLA, PHA) Food service Performance Shelf life 12 hours Yes Yes Yes Yes Shelf life 24 hours Yes Yes Yes No Shelf life 6 months+ Yes Yes Yes No Oven safe Yes No No No Microwave safe Yes Limited No Yes Non-stick Yes Yes Yes Yes Direct print Yes No No No PFAS free oil barriers Yes Yes Yes No Cost systems Unit cost At parity Benchmark 20 - 40% higher 10 - 20% higher Increases customer revenue Yes No No No Meets EPR requirements / not subject to bans Yes No Yes Yes ESG CO2 / methane emissions Up to 60% reduction Up to 60% higher Up to 60% higher On par Energy savings Up to 70% reduction Up to 70% higher Up to 70% higher On par Bio-based Yes No Yes Yes Recyclable Yes No No Yes Compostable Yes No Yes Yes Zero waste loops Yes No No No û ~ ~ û û û û û û û û û û û û û û û û û û û û û û û û û û ~ ~ * Indicators based on generalized evaluation across multiple product categories and materials; individual products within both fiber and plastic groups deviate from these indications and will not qualify 6

Third party recognition

CNBC DISRUPTOR 50

EY Entrepreneur Of The Year

SUPER BOWL LIV
LIVE IT MIAMI
SUPER BOWL HOST COMMITTEE

NASDAQ RECOGNIZES
FOOTPRINT
FOR CHANGING THE WORLD BY
REDUCING SINGLE USE PLASTICS
Footprint
Nasdaq

FORTUNE CHANGE THE WORLD 2020

FAST COMPANY 2021 MOST INNOVATIVE COMPANIES

SEAL AWARD WINNER 2020

SUSTAINABILITY AWARD 2020

NEXTGEN CUP CHALLENGE

UNITED STATES ENVIRONMENTAL PROTECTION AGENCY

Media coverage

ON AIR
REDUCING CARBON
BREAKING NEWS
FOOTPRINT PACKAGING IS RECYCLABLE BIODEGRADABLE AND OCEAN-SAFE

FOX NEWS

abc

The New York Times

WORLD ECONOMIC FORUM

CNBC

USA TODAY

CRAIN'S CHICAGO BUSINESS

PBS

FOOTPRINT
30

Recognized by industry leaders, media and customers as an innovative, ESG focused disruptor Third party recognition Media coverage 6

Innovative, execution-focused team with proven track record Mike Rutigliano VP of Equipment Engineering 38 years semiconductor assembly/test development Fairchild, Amkor, Intel AAS- Electronics, BSEE, Buffalo State College Materials and Technology team Yoke Chung Co-Founder & Chief Technology Officer Co-Founder of Unisource Global Solutions 15 years at Intel BS, MS Mechanical Engineering, Cornell University Jean Pelkey, PhD VP of Engineering Platforms 20 years Intel, statistical modeling, six sigma, manufacturing PhD statistics, MS statistics Marquette, BS Statistics St. Nobert Kent Warner VP of Engineering Platforms 24 years technology development Intel, Abbott Labs MS Statistics, Brigham Young University Michelle Phen-Givoni, PhD VP of Material Science Materials development, packaging, Intel University of Florida PhD materials science & engineering Eliza Lemons VP of Design & Tooling Design and tooling engineer, Intel Platform engineering ASM International BS Mechanical Engineering, University of California Davis Yiyun Zhang, PhD Director of Product Development Material Scientist Unisource Worldwide BS, MS Biomedical engineering Southeast University PhD mechanical engineering, University of Illinois 7

Innovative, execution-focused team with proven track record Operations team Paul Callaghan VP Global Facilities / Corporate Services 20 years intel manufacturing ops and high-volume production, equipment installation BS Mechanical Engineering, Math, Trinity College Dublin Josh Walden COO 30+ years Intel product, product assurance, manufacturing ops, worldwide leadership BS Chemical Engineering, University of Florida Steve Lucero SVP of Manufacturing 20+ years Intel engineering and manufacturing BS in mechanical engineering, University of Texas El Paso Ken Van de Velde, PhD SVP of EMEA Manufacturing Monsanto, Emerson Electric, Jaga 30 years R&D, operations MsC in Engineering, Vrije Universiteit Brussel Eugene Chua Engineering President of Asia Dell Corp, Unisource Global Solutions, Intel, Synergy Global Solutions Group MS in Supply Chain and BS in Electrical and Electronic Engineering at University of Technology Malaysia Ricardo Villafuerte Plant Manager, Mexico 23 years mfg, Ops Mgmt, Breg, Amphenol, Valutech Six sigma certified, situational leadership certified Electronics Engineering degree, UABC, Mexicali 7

Don Thompson Chairman Former President & CEO of McDonald’s Corporation in 2012-2015 Founder & CEO of Cleveland Avenue, first invested in Footprint in 2019 Board member of: Beyond Meat, Royal Caribbean and The Northern Trust Company Advisory board member of DocuSign Kevin Easler Director Former Chairman of Footprint Co-founder of Sprouts Farmers Market and served as a member of its board from 2002-2013 Founder, CEO and Chairman of Zenfinity Capital Zenfinity invested in Footprint in 2014 Manu Bettegowda Director Partner at Olympus Partners Former Director of Waddington Group (now part of Novolex) and Pregis while owned by Olympus Partners Olympus invested in Footprint in 2020 Supported by industry leaders with extensive operational experience Board of Directors 7 Brian Krzanich Director CEO of CDK Global Former CEO of Intel Corp Director of AMS Former Director of Deere & Company Les Brun Director Chairman of CDK Global Director of Merck, Broadridge Financial Solutions and Corning Former Chairman of ADP Former Director of Hewlett Packard Enterprise Rich Daly Director Executive Chairman of Broadridge Financial Solutions Former CEO of Broadridge Financial Solutions Former Director of ADP Stefan Kirsten Director Co-Founder and Managing Director of Monarch Chairman of Vonovia Finance Non-Executive Director of: Jeronimo Martins SGPS, Movendo Capital and Sociedade Francisco Manuel dos Santos

Phoenix Suns Stadiums serves as a blueprint for the future of sustainable stadiums and arenas Unique partnership with the ability to supply the greater NBA with Footprint solutions and unlock new relationship opportunities Sell plastic-free products to the Suns and expansive opportunities within the NBA Freedom to engineer / innovate Accelerates global brand awareness of footprint and our plastic-free solutions Footprint has media pass-through rights: Ability to showcase our customers sustainable wins and charge them for participation Only pass-through rights in the NBA Phoenix Suns Partner with Footprint on Arena Naming Right and Elimination of Plastic Waste – Forbes, 16-Jul 2021

Investment highlights Footprint is the only material science company providing plant-based fiber solution to replaces plastic with the required extended shelf life The only plastic-free solution that offers extended barrier properties to replace rigid plastics 100% plastic elimination Compelling value proposition allowing customers to reach sustainability targets with a cost neutral, revenue accretive product +24% sales increase(a) Massive, growing TAM with tailwinds from corporate sustainability measures, increasing regulations and environmentally conscious end consumers $315B TAM Strong partnerships with global blue-chip customers and significant strategic equity investments $580M contracted by YE 2021E Rapidly growing pipeline of long-term take-or-pay contracts and sold-out position through 2023 $2.3B new sales funnel Footprint uses a differentiated technical strategy to transform grocery stores and eliminate plastics 2,400+ foreign and domestic claims Innovative, execution-focused management team with proven track record 200+ years Intel experience 2 1 3 4 5 6 7 (a)Based on Conagra customer case study

Section 3

Customer interviews

250
FOOTPRINT

FOOTPRINT
36

Section 3 Customer interviews

Feedback from customer interviews Source: Customer interviews “One of their biggest assets is that they are always very keen to learn. Several people will come to me and say “I have the answer”, when in fact they aren’t even close to it. Footprint, on the other hand, really tries to change their process to fit within our products and needs. Our poultry business has 8 plant and 200 lines. We cannot change it just to fit an alternative source of packaging. I used to work a lot with Yoke in the beginning, and we always made progress because he was always very open to our way of doing things. We ran a generational testing program through five generations, and now we have a product that works” - Multinational Food Processor 1 “Footprint is bringing a combination of paper based products with chemistries that are plastic-free, with a capability to hold the cold chain for 6-9 months. There is no migration of our product onto the packaging. We have looked at all possibilities of potential packaging, but the problem is that all of the alternatives have some sort of residual plastic. The maximum we were able to get was 93% paper and 7% plastic, but that is still neither compostable nor recyclable. Footprint is the only one able to offer a plastic-free solution that is scalable and price competitive to plastic” - Multinational Plant-Based Consumer Products Company “What sets them apart from other sustainable packaging alternatives is that Footprint has been a leader in the space since the beginning. They have the right people and the right science, and are appropriately staffed to manage their R&D efforts. They are visionaries – instead of asking what we need a month from now, they are thinking of what we might need 5 years from now. Most start-ups can only give us one solution, and we need more than that – we need a better partner that understands the difficulties we go through. It’s so much more than making a tray, and Footprint understands what we need from them” “We also work with this competitor and that is not a secret – Footprint knows that. This competitor is probably 50% behind. If Footprint is at the 100-yard line, they are at the 50-yard line. It could be years until they get to where Footprint is” - Multinational Food Processor 1 “We are currently not using any other packaging alternatives – we looked for it but everyone in the field is at least three to four years behind Footprint in terms of having a solution that is ready to be industrialized” - Multinational Plant-Based Consumer Products Company Footprint relative to other packaging alternatives Competitive differentiation “(I think the Footprint lead over its competitors is pretty substantial)…I would say quite away ahead, everyone else is using cardboard or PE liners, it’s going to take significant investment for another party to catch them” - Multinational Food Processor 2

Feedback from customer interviews Cost compared to plastic products “I cannot give you a cost comparison, but I can tell you that the reason why we wanted to work with Footprint is because a pulp slurry tray acts a lot like a foam tray. Foam is a shock absorber and so is pulp slurry. There is an inherent advantage that Footprint has over plastic. If you drop a Footprint tray with chicken, it won’t crack. If you drop a plastic tray of any type it will crack. The stability of their product outperforms plastic. Even if they are more expensive on a per part basis, the total cost of ownership from Footprint is lower and makes them more competitive” - Multinational Food Processor 1 “We expect (price) parity (to plastic). Footprint is actually more competitive than plastic in the US because of sector concentration issues (which gives more leverage to the supply side). We would be saving money by buying from Footprint vs plastic in the US. In Europe, there is much less concentration in plastic suppliers, so plastic is 14% cheaper compared to Footprint. We expect the 14% gap to narrow by 2023 as resin price is increasing at a faster pace compared to pulp, along with increasing costs from regulatory constraints on plastic in Europe. And they will get to price parity, because they have all projects ready to be implemented to close the gap of 14%” - Multinational Plant-Based Consumer Products Company Source: Customer interviews Cost compared to plastic products “Unit price they’re not comparable today, but when you put in all the other pieces like the logistics piece, the customer needs and wants piece, they’re already competitive in certain lines…there are niches now that already hit the value threshold that help drive topline growth. Based on where they’re going, for PET, resins have gone up quite significantly, they’re within 12 months of being cost comparable on a lot of this stuff” - Multinational Food Processor 2 “When you talk about the capex that they have, you pretty much don’t need to change anything. You might need to change some settings but you don’t need to buy new equipment…the logistics footprint is a third of what EPS is and there are a lot of other advantages so outside of unit price, the cost to switch is quite low” - Multinational Food Processor 2 Competitive differentiation “I honestly think that Footprint doesn’t have any direct competitors, being an integrated fiber tray company. We have alternates that we’re looking at, but no one to the scale or size of Footprint in a purely integrated supply chain for fiber trays…That’s why it’s so interesting to me, we’re trying to cut out traders and middlemen and also control supply and cost” - Multinational Food Processor 2

Feedback from customer interviews Source: Customer interviews Switching out of plastics “I have had nothing but good experiences working with Footprint. They always listen, and are always very helpful – they really focus on solving our problems…All in all, they are very intelligent and inquisitive” - Multinational Food Processor 1 “My interaction is mostly with Troy. He is very solutions-oriented, and we really appreciate that” - Multinational Plant-Based Consumer Products Company “By 2030, our goal is to have zero plastic packaging. Today, we have technical solutions from Footprint that cover 85% of our needs. The pace of conversion will be determined by Footprint’s ability to scale up its supply chain…By 2024 / 2025, our plan is to convert all Europe operations to non-plastic packaging; and by 2026 / 2027, all of North America to non-plastic packaging. … Footprint is a meaningful tool for us to achieve our sustainability goals” - Multinational Plant-Based Consumer Products Company “All of our customers have goals to exit plastic by 2025” - Multinational Food Processor 1 Perspectives on working with Footprint “I was pretty inspired by Troy…(they are all-in what they’ve been doing 100%)...They came to understand how our business works, who our key customers are, how we do business, where there are opportunities to come in overlaying the relationship they have with (major grocers) and what business units do we have that link into those and we can chat about sustainability and sales and help push a triangular relationship with some of those key customers who Footprint has a good rapport with. We’ve gone to the plant they show you they are progressing they give you confidence and a feel for what they’re doing and the story and the passion backs it up…It gives me a good sense that (the management team) has really thought about what the customer wants and there’s nothing that’s going to come back to bite, there’s no plastic liner. I don’t know what’s in it, they won’t tell me, but the liner of the tray is plant based and fully biodegradable and they’ve got all the testing to back it up…I have nothing but positive things to say about the engagement I’ve had with the team there” - Multinational Food Processor 2 “If we don’t have a sustainable option, we’re not going to get the sale…the true value proposition is on the carbon footprint, and the reduction of logistics cost. Footprint might have a price premium compared to plastic, but they have a better value proposition” - Multinational Food Processor 2 “I think in five years if their cost can come down to closer to where PET trays are at the moment around the 14 cent mark, we’re going to go straight from EPS to Footprint and not even worry about doing anything on the PET side for plastics, because you’re just going to knock that straight out because it’s cost parity” - Multinational Food Processor 2

Feedback from customer interviews Gaps in Footprint capabilities Tracking Footprint’s progress on execution “Footprint is missing on two things – improving the speed of their R&D prototyping, and developing solutions that better protects the food, especially prepared products that require additional shelf life. If I were to launch a tray, I would be able to have a plastic prototype at my desk in 48 hours – for Footprint, it can take up to 6 weeks. In the thermoforming world that Footprint is competing against, you can go to a 3-D printer and have a prototype very fast...The reason why we use plastic is because it protects the food and provides additional shelf life. Especially when it comes to prepared foods, they need to work on how to create oxygen and water vapor with paper if they want to truly substitute plastic. They are very receptive to the feedback, and just hired someone from (Global CPG Company) to help them with technologies for pulp and paper” - Multinational Food Processor 1 “Today, we have technical solutions from Footprint that cover 85% of our needs…We are still working with Footprint and our other suppliers to find sustainable alternatives to yellow-fats (plant-based alternatives to butter). We have not yet found a sustainable alternative solution for these products. We will keep working on it as the world is looking for plant-based alternatives to dairy, and we want to offer them in a plastic-free way” - Multinational Plant-Based Consumer Products Company “Part of the test will be how Footprint reacts to increasing demand levels. We are aware that it will not be easy, but we will work with them to get there. We have been doing so through our testing program, and Footprint has responded very well so far. That gives us confidence that they can effectively scale their supply” - Multinational Food Processor 1 “We are taking the risk of partnering with an earlier-stage company. I cannot hide there is some development risk, but we are very close to the project and confident on its successful implementation [by Footprint]. It is extremely important to us that by 2024 we have taken a meaningful step to replace plastic. This is totally embedded in our transformation journey, and Footprint is a meaningful tool for us to achieve our sustainability goals” “We are asking to be part of the project management team for Poland, as Footprint is a US-based company. We want to make sure the project is being well-managed and make sure it’s on track for a successful completion” - Multinational Plant-Based Consumer Products Company Source: Customer interviews

Section 4

Operations and execution

FOOTPRINT

41

Section 4 Operations and execution

Currently installed as part of 2022 MX expansion project

NATUREFORMER
KFT 90

FOOTPRINT
42

Currently installed as part of 2022 MX expansion project

Footprint’s decade of R&D and innovation 2013 2014 2017 2018 2019 2020 2021 2021 2022 2022 - 2023 Established Expansion Deployed Deployed Recognition Deployed Deployed Deploy Expansion Expansion Founded by Troy Swope and Yoke Chung Launched and acquired Mexico facility Launched Conagra PowerBowls Launched coated technology for Conagra Won the Next Gen Cup Challenge Launched meat trays with Tyson & Beyond Meat Launched print technology Launching products with General Mills and Kraft Mexico facility expanding to 1.5M Sq. Ft. R&D Netherlands 2022; MFG Europe 2023 Patents & IP Microwaveable food containers Beverage lids TV kits SMT / produce trays Track record of consistent innovation and commercialization progress since founding Patents & IP In-line die cutting Wine packaging Slurry chemistries Die press process Patents & IP Barrier coating spray process Meat containers Beverage holders Patents & IP Microfibrillated fibers Laser die cut Direct print Future path Fluff cellulose Bottles and containers Compostable meat tray pad Compostable diapers Modified atmosphere 2021 Recognition Named CNBC Top 50 Disruptor

We are outperforming on numerous key performance indicators KPI Status Commentary Equipment installation Ahead of plan 7 forming systems installed 4 forming systems installed in 5 weeks vs. historic rate of 1 system every 12 weeks Production output Ahead of plan 350+ million units already delivered YTD 2021 Yielded units per day 14% higher during the initial 3 months of ramp vs. planned output Energy usage Ahead of plan Utilizing 25% less energy per system during first 4 months of operation vs. planned energy consumption Recycled content Ahead of plan Testing phase of recycled fibers started 2+ years ahead of plan Forming headcount Meets plan Current headcount staffing is meeting planned staffing for newly installed forming lines ü + ü + ü + ü + Management operations scorecard (September 2021) ü

State-of-the-art manufacturing facilities Optimizing North American operations, while finalizing European expansion North America Europe planned expansion (2022-2023) Facility information: Size: 135,000 SF Employee population: 600 Network function: Headquarters R&D New product launches and development of new manufacturing processes Gilbert, Arizona Mexicali, Mexico 2022: Eindhoven, Netherlands 2023: Poland Facility information: Size: 275,000 SF with active expansion to 1.5M SF Employee population: 2,300 Network function: High volume production Facility information: Size: 300,000+ SF (estimated) Network function: Main manufacturing facility in Europe Facility information: Size: 30,000 SF (estimated) Employee population: 30 (estimated) Network function: Prototype production for EU market EU customer showcase facility Sales hub

Section 5 Financial summary

Key projection assumptions Revenue Based on a production roadmap that includes the number of anticipated operational manufacturing lines, production capacity and associated product types of those lines, and the contracted pricing of the end products Adj. EBITDA Capacity additions through 2025 result in year end run-rate revenue of $1.65B and EBITDA of $465M EBITDA margin of ~28% upon full utilization of the Mexico and Europe facilities CapEx Cumulative spend of $1.8B between 2021 and 2025 to purchase additional manufacturing lines and expand facility capacity Mexico plant 2022 Netherlands facility 2022 Europe plant 2023 Financial assumptions Note: It is the Company's intention to execute on identified opportunities to accelerate growth and better support our customers. These initiatives will accelerate expenditures primarily relating to headcount, which the Company estimated to be an incremental $8-$9M in 2021, positioning the Company to deliver incremental growth in late 2022 and into 2023 and beyond.

Footprint’s growth trajectory significantly outpaces industry peers Today $50M 2021E revenue 2025 Revenue: $1,448M EBITDA: $383M % margin: 26% Industry frontrunner delivering plant-based fiber solutions globally Revenue growth $580M+ under contract by 2021 YE Support existing customers globally ($1.1B annual revenue in development) Manufacturing expansion in Mexico and Europe to deliver $2B in long-term sales 2024 Midwest U.S. expansion Margin enhancement New forming technology in Mexico and Europe Automation Reduce headcount for barrier and coatings Increase recycled fiber content Opportunities beyond plan Manufacturing JV to address our customer demand in China, India, Brazil Expand into other rigid containers for consumer packaged goods (e.g., shampoo, detergent) Note: It is the Company's intention to execute on identified opportunities to accelerate growth and better support our customers. These initiatives will accelerate expenditures primarily relating to headcount, which the Company estimated to be an incremental $8-$9M in 2021, positioning the Company to deliver incremental growth in late 2022 and into 2023 and beyond.

Execution to drive inflection in revenue and EBITDA growth

Revenue ($M)

'21E – '25E CAGR: 132%
$50
$135
$500
$997
$1,448
2021E
2022E
2023E
2024E
2025E

Gross profit ($M)[a]

% margin
($41)
($9)
$89
$287
$462
2021E
2022E
2023E
2024E
2025E
NM
NM
18%
29%
32%

EBITDA ($M)

% margin
($86)
($74)
$23
$215
$383
2021E
2022E
2023E
2024E
2025E
NM
NM
5%
22%
26%

Capital expenditures ($M)

machines
$190
$387
$573
$406
$258
2021E
2022E
2023E
2024E
2025E
27
64
130
181
226

(a) Excludes D&A

FOOTPRINT

49

Execution to drive inflection in revenue and EBITDA growth 18% 29% NM NM 32% 130 181 27 64 226 5% 22% NM NM 26% % margin % margin # machines ’21E – ’25E CAGR: 132% Gross profit ($M)(a) Capital expenditures ($M) Revenue ($M) EBITDA ($M) Note: It is the Company's intention to execute on identified opportunities to accelerate growth and better support our customers. These initiatives will accelerate expenditures primarily relating to headcount, which the Company estimated to be an incremental $8-$9M in 2021, positioning the Company to deliver incremental growth in late 2022 and into 2023 and beyond. (a) Excludes D&A

Revenue ramp driven by capacity additions and improved efficiency

2021E – 2023E revenue bridge ($M)

103 new production systems added in 2022 and 2023

Year end run-rate on 66 installed 2023 systems: $738
$50
$96
($11)
Year end run-rate on 37 installed 2022 systems: $276
$135
$141
$170
$54
$500
2021E revenue
New 2022 systems
Other
2022E revenue
2022 systems
New 2023 systems
Other
2023E revenue
2022 system additions (37)
2023 system additions (66)

FOOTPRINT 50

Revenue ramp driven by capacity additions and improved efficiency 2021E – 2023E revenue bridge ($M) 2022 system additions (37) 2023 system additions (66) 103 new production systems added in 2022 and 2023 Over 85% of 2022E to 2023E revenue increase is driven by incremental system production weeks Year end run-rate on 37 installed 2022 systems: $276 Year end run-rate on 66 installed 2023 systems: $738 Note: It is the Company's intention to execute on identified opportunities to accelerate growth and better support our customers. These initiatives will accelerate expenditures primarily relating to headcount, which the Company estimated to be an incremental $8-$9M in 2021, positioning the Company to deliver incremental growth in late 2022 and into 2023 and beyond.

Modeled plan is conservative relative to what Footprint can achieve Additional upside based on internal plan targets Key drivers Modeled plan Upside to plan Proof points Utilization ramp up 6 months Based on experienced ramp during pandemic, assumes no improvement 3 months Operational improvements already implemented and delivering upgraded equipment sets Yielded units per day 14% ahead of plan New system install pace 4-5 new installs / month Conservative approach during pandemic, assumes no improvement 7-9 new installs / month for 2023-2025 Forming system installs ahead of plan Stadium / arena and adjacent revenue opportunities Not included 40% haircut to identified revenue opportunities Finalized Suns agreement Customer demand for additional products: catering trays, lids, bags, straws and utensils Footprint’s internal execution plan provides significant upside vs modeled plan 2023E revenue ($M) Beyond the revenue upside, margin improvement opportunities related to higher recycled fiber content and intrinsic chemistries would improve EBITDA margin to 30%+ Note: It is the Company's intention to execute on identified opportunities to accelerate growth and better support our customers. These initiatives will accelerate expenditures primarily relating to headcount, which the Company estimated to be an incremental $8-$9M in 2021, positioning the Company to deliver incremental growth in late 2022 and into 2023 and beyond.

Capital investment and returns Equipment overview Illustrative new production system economics(a) Capital investment ~$5.5M Revenue generation ~$5.0M Cash profit ~$1.5M Cash margin ~30% Payback ~3.25 years (a) Represents illustrative economics associated with one Kiefel production system (Q4 2025E economics)

Section 6 Transaction overview

Transaction overview Pro forma fully-diluted enterprise value of $1.6B, or a 3.2x multiple of 2023E revenue (fully contracted by 12/31/21) Current owners will retain ~62% ownership in public Footprint, with all common equity holders rolling 100% of their equity interests in the pro forma company Transaction will result in ~$735M of cash added to the balance sheet to fund Footprint’s business plan and drive growth Oversubscribed $461M total PIPE raise, inclusive of $150M funded by Koch Strategic Platforms at transaction signing Cash in Trust(a) $345 Proceeds from PIPE Raise 461 Footprint Rollover 1,453 Total Sources $2,258 Assumes no Gores Holdings VIII stockholder has exercised its redemption rights to receive cash from the trust account Based on pre-transaction net debt of $11M, debt paydown of $21M and $735M net cash injection to Footprint’s balance sheet Assumes a nominal share price of $10.00 and 100% of PIPE raised at $10.00 per share. Ownership excludes impact of warrants and earn out Sources ($M) Pro forma ownership(c) Uses ($M) Footprint Rollover $1,453 Cash to Footprint’s Balance Sheet(a) 735 Debt Paydown and Preferred Equity Retirement 31 GH VIII Estimated Deal Expenses 40 Total Uses $2,258 Pro forma valuation ($M) Base Share Price at Merger $10.00 X Pro Forma Shares Outstanding 234.5 Equity Value $2,345 Less: Pro Forma Net Cash(b) (745) Enterprise Value $1,600 62.0% Footprint Rollover 14.7% GH VIII Shareholders 19.6% PIPE Investors 3.7% GH VIII Sponsor

2020A – 2023E revenue CAGR

160%
FOOTPRINT
179%
Desktop Metal
78%
danimer scientific
62%
PLUG POWER
24%
BEYOND MEAT
NA
chargepoint
NA
stem
Peer median: 70%
Peer mean: 86%

EV / 2023E revenue

3.2x
FOOTPRINT
11.9x
PLUG POWER
10.6x
chargepoint
5.6x
BEYOND MEAT
4.2x
danimer scientific
3.8x
stem
3.1x
Desktop Metal
Peer median: 4.9x
Peer mean: 6.5x

EV / 2023E revenue / growth[a]

0.02x
FOOTPRINT
0.23x
BEYOND MEAT
0.19x
PLUG POWER
0.05x
danimer scientific
0.02x
Desktop Metal
NA
chargepoint
NA
stem
Peer median: 0.12x
Peer mean: 0.12x

FOOTPRINT
55

Fully contracted 2023E revenue at a significant discount to disruptive peers Note: Market data as of 12/10/2021 Growth represents 2020A-2023E revenue CAGR Source: Company filings, equity research, FactSet Peer median: 70% Peer mean: 86% Peer median: 4.9x Peer mean: 6.5x Peer median: 0.12x Peer mean: 0.12x 2020A – 2023E revenue CAGR EV / 2023E revenue EV / 2023E revenue / growth(a)

Appendix

Summary Consolidated Statements of Operations

	Years Ended Dec-31	
(US$ in thousands)	2020	2019
Net sales	**$ 28,771**	**$ 20,451**
Cost of sales	50,088	30,458
Selling, general and administrative	24,529	20,754
Research and development	5,715	4,635
Other operating expense, net	561	117
Net loss from operations	**$(52,122)**	**$(35,513)**
Interest expense, net	5,567	2,779
Other expense, net	658	1
Net loss before income taxes	**$(58,347)**	**$(38,293)**
Income tax expense	781	356
Net loss	**$(59,128)**	**$(38,649)**
Comprehensive Loss, Net of Tax		
Net loss	(59,128)	(38,649)
Foreign currency translation adjustment	529	71
Other comprehensive loss, net of tax	529	71
Comprehensive loss	**$(58,599)**	**$(38,578)**

Source: Audited Frontier Financials

FOOTPRINT 57

Summary Consolidated Statements of Operations Source: Audited Frontier Financials

Summary Consolidated Balance Sheet

(US$ in thousands)	Years Ended Dec-31 2020	2019
Assets		
Current Assets		
Cash and cash equivalents	$ 115,729	$ 8,138
Restricted cash	53	-
Accounts receivable, net	7,852	6,836
Inventories	10,510	3,020
Prepaid expenses and other current assets	7,970	2,327
Total current assets	$ 142,114	$ 20,321
Other noncurrent receivables	4,347	1,314
Property and equipment, net	45,187	29,885
Equipment deposits	18,391	9,350
Intangibles, net	851	551
Other noncurrent assets	1,112	893
Total assets	$ 212,002	$ 62,314
Liabilities, Mezzanine Equity, and Stockholders' Equity		
Current Liabilities		
Accounts payable	12,677	22,740
Accrued expenses	2,708	1,822
Current portion of long-term debt	6,620	12,059
Current portion of capital lease obligations	738	582
Short-term secured borrowing	2,938	3,478
Other current liabilities	2,358	2,729
Total current liabilities	$ 28,039	$ 43,410
Long-term debt, net of current portion	24,684	-
Capital lease obligations, net of current portion	6,934	7,643
Other noncurrent liabilities	2,994	2,031
Total liabilities	$ 62,651	$ 53,084
Commitments and Contingencies		
Mezzanine Equity		
Class A preferred, stock $0.001 par value 12,000 shares authorized; 11,040 and 2,486 issued and outstanding as of December 31, 2020 and 2019, respectively. Liquidation preference of $386,408 and $87,010 as of December 31, 2020 and 2019, respectively	268,537	62,150
Class B preferred stock, $0.001 par value 4,867 shares authorized; 4,866 and 4,866 issued and outstanding as of December 31, 2020 and 2019, respectively. Liquidation preference of $62,849 and $58,250 as of December 31, 2020 and 2019, respectively	16,781	38,856
Total mezzanine equity	$ 285,318	$ 101,006
Stockholders' Equity		
Common stock, $0.000001 par value 30,000,000 shares authorized; 6,841,496 and 6,722,217 issued and outstanding as of December 31, 2020 and 2019, respectively	-	-
Additional paid-in-capital	1,023	949
Accumulated deficit	(135,887)	(91,093)
Accumulated other comprehensive loss	(1,103)	(1,632)
Total stockholders' equity	$(135,967)	$(91,776)
Total liabilities, mezzanine equity, and stockholders' equity	$ 212,002	$ 62,314

Source: Audited Frontier Financials

FOOTPRINT

58

Summary Consolidated Balance Sheet Source: Audited Frontier Financials

Summary Consolidated Statement of Cash Flows

(US$ in thousands)	Years Ended Dec-31 2020	2019
Operating Activities		
Net loss	$(59,128)	$(38,649)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,617	2,932
Accretion and amortization of debt discounts and issuance costs, respectively	262	(3)
Share-based compensation	57	177
Deferred income taxes	12	(52)
Provision for bad debt expense	258	337
Loss on disposal of property and equipment	269	1,529
Foreign currency transactions	246	71
Deferred rent	198	182
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:		
Accounts receivable	(1,334)	(4,088)
Inventories	(7,373)	(883)
Prepaid expenses and other current assets	(5,538)	(1,038)
Other noncurrent receivables	(2,991)	(382)
Other noncurrent assets	(306)	(825)
Accounts payable and accrued expenses	(11,841)	14,664
Other current liabilities	(546)	1,391
Other noncurrent liabilities	826	1,124
Net cash used in operating activities	**$(82,312)**	**$(23,513)**
Investing Activities		
Cash paid for property and equipment additions	(13,006)	(10,936)
Proceeds from the sale of equipment	6	-
Deposits on equipment	(13,520)	(7,249)
Net cash used in investing activities	**$(26,520)**	**$(18,185)**
Financing Activities		
Proceeds from debt and secured borrowings	30,592	3,478
Principal payments of debt and secured borrowings	(18,817)	142
Debt financing costs	(1,161)	-
Principal payments under capital lease obligations	(552)	(584)
Common stock issued	27	-
Preferred stock issued	206,387	45,190
Net cash provided by (used in) financing activities	**$ 216,476**	**$ 48,226**
Net increase (decrease) in cash and cash equivalents	107,644	6,528
Cash, cash equivalents, and restricted cash beginning of period	8,138	1,610
Cash, cash equivalents, and restricted cash end of period	**$ 115,782**	**$ 8,138**

Source: Audited Frontier Financials

FOOTPRINT

59

Summary Consolidated Statement of Cash Flows Source: Audited Frontier Financials

The risks presented below are some of the general risks related to Gores Holdings VIII (“GIIX”) Footprint or an affiliate thereof (“Footprint”) and the combined company following the consummation of the proposed business combination (the “Business Combination”). The list below is not exhaustive and is qualified in its entirety by disclosures contained in future regulatory filings of GIIX. These risks speak only as of the date hereof and neither GIIX nor Footprint make any commitment to update such disclosure. The risks highlighted in future regulatory filings may differ significantly from and will be more extensive than those presented below. If GIIX, Footprint or, following the consummation of the Business Combination, the combined company, cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, the combined company’s business, financial condition or results of operations could be materially and adversely affected. Footprint’s limited operating history and history of net losses makes it difficult to evaluate its future prospects and the risks and challenges it may encounter. Footprint’s projections of future financial results are based on a number of assumptions by Footprint’s management, some or all of which may prove to be incorrect, and actual results may differ materially and adversely from such projections. Footprint's operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance that Footprint may provide. Footprint’s operations in Mexico are subject to many uncertainties and risks that, if realized, could have a material adverse effect on its operations and financial results. Footprint has not previously operated a manufacturing facility in Europe and its inability to build, hire effectively, and operate efficiently such a facility could have a material adverse effect on its operations and financial results. Limited availability, and higher than planned costs, or increases in the costs, of water and power for Footprint’s facilities and related regulatory initiatives could have a material adverse effect on Footprint’s operations and financial results. Footprint’s products are manufactured using equipment from established suppliers that are modifying their equipment to meet Footprint’s production specifications and the failure of one or more of these suppliers to produce this equipment in a timely fashion, or in a manner that performs in accordance with Footprint’s specifications and expectations, could have a material adverse impact on its operations and financial results. For some products, Footprint utilizes subcontract manufacturers, located in China, to make its products. The failure of these manufacturers to make products of sufficient quality on a timely basis or customers’ refusal to purchase these products, could have a material adverse effect on Footprint’s competitive advantage and financial results. Footprint’s estimated contracted revenue vary from purchase orders on an “as needed” basis to contracts with minimum purchase obligations, and the failure of Footprint’s customers to continue placing orders or to abide by their contracts could have a material adverse effect on Footprint’s operations and financial results. Footprint will incur significant expenses and capital expenditures in the future to execute its business plan and it may be unable to adequately control its expenses or raise additional capital on favorable terms, if at all. Footprint's ability to successfully implement its business plan, including effectively managing rapid growth, will depend on a number of factors outside of its control. Footprint may face supply chain disruption, particularly with respect to suppliers upon which it is heavily reliant, which could adversely affect Footprint’s ability to efficiently operate and timely fulfill customer orders. If Footprint’s manufacturing costs materially increase, particularly pulp fiber costs, Footprint would have to raise its prices, which could negatively impact its ability to gain new customers and keep existing customers. If Footprint’s shipping and freight costs continue to increase, it will have a material adverse effect on Footprint’s financial results because it may not be able to pass through all of these increased costs to customers. Footprint may be unable to satisfy customer orders and demands in a timely and cost-effective manner as a result of a variety of factors, many of which are outside of its control. Footprint’s products may not achieve market success. Footprint designs its products to be recyclable and compostable, but not all of its products qualify under commonly accepted standards. Certain contracts granting exclusivity rights to customers may limit Footprint’s ability to sell certain products in certain markets. Footprint faces, and will face, substantial competition, and if Footprint is unable to continue developing innovative products and technologies and/or scale its production, Footprint will cede market share to its competitors. Footprint may not be able to protect adequately its patents and other intellectual property assets, particularly those that subcontract manufacturers may have access to, which could adversely affect Footprint’s competitive position and reduce the value of its products, and result in litigation to protect its patents and intellectual property that may be costly. Third parties may claim that Footprint infringes on their proprietary rights and may prevent Footprint from commercializing and selling its products. Risk Factor Summary

Footprint relies in part on trade secrets to protect its technology. Footprint’s failure to obtain or maintain trade secret protection could limit its ability to compete. Footprint faces various risks related to the ongoing coronavirus (COVID-19) pandemic and similar public health crises, which may have material adverse effects on its business, financial position, results of operations, and/or liquidity. Footprint is highly dependent on its senior management team, particularly the services of Troy Swope and Yoke Chung, and other highly skilled personnel, and if it is not successful in attracting or retaining highly qualified personnel, it may not be able to successfully implement its business strategy. Footprint may rely heavily on future collaborative or joint venture partners to expand its manufacturing, product, geographic, and sales reach. Footprint may be subject to product recalls and product liability claims that may not be covered by insurance and could require Footprint to incur significant expenses and pay substantial sums. Changes in government regulation may require Footprint to modify its operations, including formulations that Footprint utilizes in its products. Footprint's management has limited experience in operating a public company. Footprint may not be able to respond to commercial industry cycles in terms of cost structure, manufacturing capacity, and/or personnel needs. Footprint may be adversely affected by other economic, business, and/or competitive factors. If Footprint experiences a significant disruption in its information technology systems, including security breaches, or if Footprint fails to implement new systems and software successfully, its business operations and financial condition could be adversely affected. Footprint’s ability to use net operating losses to offset future taxable income will be subject to certain limitations as a result of past transactions and the Business Combination and related transactions. Gores Sponsor VIII LLC (the “Sponsor”) and certain GIIX shareholders affiliated with the Sponsor have agreed to vote in favor of the Business Combination, regardless of how GIIX shareholders vote. The Sponsor, certain members of the GIIX Board and GIIX officers have interests in the Business Combination that are different from or are in addition to other shareholders in recommending approving the Business Combination and the other matters that will be described in a proxy statement/prospectus that will be filed in connection with the Business Combination. Such conflicts of interests include that the Sponsor and GIIX officers and directors will lose their entire investment in GIIX if the Business Combination is not completed. Any legal proceedings that may be instituted against GIIX, Footprint, the combined company or others following the announcement of the Business Combination could affect the ability of the parties to complete the Business Combination in a timely manner, or at all, and could adversely affect the business, financial condition and results of operations of the combined company following the consummation of the Business Combination. The consummation of the Business Combination is subject to a number of conditions, many of which are beyond the control of GIIX and Footprint, including the approval of the shareholders of GIIX. Because the post-combination company will become a publicly listed company by virtue of a merger as opposed to an underwritten initial public offering (which uses the services of one or more underwriters), less due diligence on the post-combination company may have been conducted as compared to an underwritten initial public offering. GIIX and, following the closing of the Business Combination, the combined company, may be unable to meet stock exchange listing standards. The announcement, pendency and consummation of the Business Combination could disrupt the current plans and operations of Footprint. The benefits of the Business Combination may not be realized to the extent currently anticipated by GIIX and Footprint, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. Risk Factor Summary (continued)

GIIX shareholders will experience dilution as a consequence of the issuance of post-combination company securities as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination, including any future issuances or resales of the post-combination company securities. Having a minority share position may reduce the influence that GIIX shareholders have on the management of the post-combination company. The costs related to the Business Combination could be significantly higher than currently anticipated. Past performance by The Gores Group, including its management team, may not be indicative of future performance of an investment in GIIX or the post-combination company. GIIX has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that GIIX will be unable to continue as a going concern if GIIX does not consummate an initial business combination by March 1, 2023. Unless GIIX amends its certificate of incorporation and amends certain other agreements into which it has entered to extend the life of GIIX, if GIIX is unable to effect an initial business combination by March 1, 2023, it will be forced to liquidate and the GIIX’s warrants will expire worthless. During the interim period, GIIX is prohibited from entering into certain transactions that might otherwise be beneficial to it or its respective shareholders. Changes in applicable laws or regulations could impact the ability of the parties to consummate the Business Combination in a timely manner or at all. Substantial future sales or other issuances of GIIX common stock could depress the market for its common stock. The requirements of being a public company may strain the post-combination company’s resources and distract its management, which could make it difficult to manage its business, particularly after Footprint is no longer an “emerging growth company.” As a private company, Footprint has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, it is likely that Footprint may identify material weaknesses in its internal control over financial reporting which could lead to errors in the post-combination company’s financial reporting, which could adversely affect the post-combination company’s business and the market price of the post-combination company’s securities. Risk Factor Summary (continued)